                                           Registration Nos. 333-43970/811-4001


==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                    FORM N-4


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                                                            |X|
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          POST-EFFECTIVE AMENDMENT NO.                      |_|
                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 31


                                                                             |X|
                                ----------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (Exact Name of Registrant)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)

                   1 Madison Avenue, New York, New York 10010 (Address of depositor's principal executive offices) (zip code)

                                 (212) 578-5364
              (Depositor's telephone number, including area code)

                              Gary A. Beller, Esq.
              Senior Executive Vice-President and General Counsel
                      Metropolitan Life Insurance Company
                                1 Madison Avenue
                            New York, New York 10010
                    (Name and address of agent for service)
                                ----------------
                                   Copies to:

                             Diane E. Ambler, Esq.
                              Mayer, Brown & Platt
                         1909 K Street N.W., Suite 1200
                             Washington, D.C. 20006
                                ----------------

   Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities. Registrant's Rule 24f-2 Notice for the year ended December 31, 1999 was filed with the Commission on March 30, 2000.


   Approximate date of proposed public offering: It is intended that this registration statement shall hereafter become effective as soon as practicable, as determined by the Commission acting pursuant to Section 8(a) and Rule 461.

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

  Form
   N-4
  Item
   No.                                              Prospectus Heading
  ----                                              -----------------

    1.    Cover Page ...........................    Cover Page
    2.    Definitions ..........................    Important Terms You Should Know

    3.    Synopsis .............................    Table of Expenses
    4.    Condensed Financial Information ......    General Information-Advertising
                                                    Performance; General Information-Financial
                                                    Statements

    5.    General Description of Registrant,
            Depositor, and Portfolio
            Companies...........................    MetLife; Metropolitan Life Separate
                                                     Account E; Your Investment Choices;
                                                    General Information-Voting Rights
    6.    Deductions and Expenses. .............    Table of Expenses; Death Benefit Fee;
                                                     Charges; Premium Taxes; General
                                                     Information-Who Sells the Income
                                                    Annuity;
                                                     Appendix-Premium Tax Table

    7.    General Description of Variable
            Annuity.............................    The Income Annuity; Reallocations;
                                                    General Information
    8.    Annuity Period .......................    Important Terms You Should  Know; Income
                                                     Types/Calculating Your Income Payments

    9.    Death Benefit ........................    Death Benefit
   10.    Purchases and Annuity Values .........    MetLife; Metropolitan Life Separate
                                                    Account E; Purchase of an Income Annuity;
                                                    Calculating your Income Payments; Initial Income
                                                    Payment; Subsequent Income Payments;
                                                    General Information

   11.    Redemptions ..........................    General Information-Changes to Your
                                                    Income Annuity
   12.    Taxes. ...............................    Income Taxes

   13.    Legal Proceedings ....................    Not Applicable
   14.    Table of Contents of the
             Statement of Additional
             Information........................    Table of Contents of the Statement of
                                                     Additional Information

   15.    Cover Page ...........................    Cover Page
   16.    Table of Contents ....................    Table of Contents

   17.    General Information and History ......    Not Applicable

  Form
   N-4
  Item
   No.                                           Prospectus Heading
  ----                                           -----------------
   18.    Services ..........................    Independent Auditors; Services;
                                                 Distribution of Certificates and Interests in the
                                                 Income Annuity
   19.    Purchase of Securities Being
            Offered..........................    Not Applicable

   20.    Underwriters ......................    Distribution of Certificates and
                                                 Interests in the Income Annuity
   21.    Calculation of Performance Data ...    Performance Data

   22.    Annuity Payments ..................    Sample Calculation Illustrating How the
                                                  Adjustment Factor is Determined and
                                                  Applied to Income Payments
   23.    Financial Statements ..............    Financial Statements of the Separate
                                                 Account; Financial Statements of MetLife

                                                                   [     ], 2000

MetLife Income Security Plan(SM) Variable Income Annuity
Contracts Issued by Metropolitan Life Insurance Company

This Prospectus describes group non-qualified and qualified MetLife Income Security Plan immediate variable income annuity ("Income Annuity") contracts.

--------------------------------------------------------------------------------
The investment choices available to you to allocate your purchase payment are listed in the contract for your Income Annuity. Your choices may include the Fixed Payment Option (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") and series of the New England Zenith Fund ("Zenith Fund"). For convenience, both the portfolios and the series are referred to as Portfolios in this Prospectus.

--------------------------------------------------------------------------------
Lehman Brothers(R) Aggregate Bond Index
State Street Research Income
State Street Research Diversified
MetLife Stock Index
Harris Oakmark Large Cap Value
T. Rowe Price Large Cap Growth
State Street Research Growth
Davis Venture Value
Putnam Large Cap Growth
MetLife Mid Cap Stock Index
Neuberger Berman Partners Mid Cap Value
Janus Mid Cap
State Street Research Aggressive Growth
Loomis Sayles High Yield Bond
Russell 2000(R) Index
T. Rowe Price Small Cap Growth
Loomis Sayles Small Cap
State Street Research Aurora Small Cap Value
Scudder Global Equity
Morgan Stanley EAFE(R) Index
Putnam International Stock
--------------------------------------------------------------------------------

How to learn more:

Before investing, read this Prospectus. The Prospectus contains information about the Income Annuity and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information
("SAI"), dated    2000. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:

Metropolitan Life Insurance Company
200 Park Avenue, Area 5N
New York, NY 10166-0188                            [GRAPHIC OMITTED]
Attention: MetLife Retirement Group
Phone: (800) 638-2704, extension 2575

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense. The current Metropolitan Fund and Zenith Fund Prospectuses are attached to the back of this Prospectus. You should also read these Prospectuses carefully before purchasing an Income Annuity. This Prospectus is not valid unless attached to Metropolitan Fund and Zenith Fund Prospectuses.

--------------------------------------------------------------------------------
Income Annuity

This Income Annuity provides a stream of payments to you. The income payments you receive will vary to reflect the net performance of the Portfolios underlying the selected investment divisions and the changes in the interest rate specified in your contract. The payment amount you receive is also based on the amount of your purchase payment, the income type and possibly your age and/or sex, depending on the income type chosen.

A word about investment risk:

An investment in the Income Annuity involves investment risk. Payments you receive from MetLife will fluctuate in amount and may go down. Money invested is
NOT:

      o     a bank deposit or obligation;

      o     federally insured or guaranteed; or

      o     endorsed by any bank or financial institution other than MetLife.

--------------------------------------------------------------------------------

                                   Metlife (R)

TABLE OF CONTENTS

[GRAPHIC OMITTED]

Important Terms You Should Know ...........................................    4
Table of Expenses .........................................................    7
MetLife ...................................................................   10
Metropolitan Life Separate Account E ......................................   10
The Income Annuity ........................................................   11
   How the Income Annuity Differs From
     Other Immediate Annuities ............................................   11
   Features of the Income Annuity .........................................   13
   Your Investment Choices ................................................   14
   Income Types ...........................................................   16
   Death Benefit ..........................................................   17
   Purchase of an Income Annuity ..........................................   17
   Calculating Your Income Payments .......................................   18
     Initial Income Payment ...............................................   18
     Subsequent Income Payments ...........................................   18
   Adjustment Factor ......................................................   19
     Investment Factor ....................................................   19
     Determining the Investment Factor ....................................   19
     Interest Factor ......................................................   20
     Determining the Interest Factor ......................................   20
     The Effect of the Adjustment Factor ..................................   21
     Examples of Income Payment Calculations ..............................   21
   Reallocations ..........................................................   21
   Death Benefit Fee ......................................................   23
   Charges ................................................................   23
     Separate Account Charge ..............................................   23
     Investment-Related Charge ............................................   24
   Premium Taxes ..........................................................   24
   Free Look ..............................................................   24

General Information .......................................................   24
   Administration .........................................................   24
     Purchase Payment .....................................................   24
     Confirming Reallocations .............................................   25
     Processing Reallocations .............................................   25
       By Telephone or Internet ...........................................   25
       After Your Death ...................................................   26
       Third Party Requests ...............................................   26
   Advertising Performance ................................................   26
   Changes to Your Income Annuity .........................................   27
   Voting Rights ..........................................................   28
   Who Sells the Income Annuity ...........................................   29
   Financial Statements ...................................................   29
   Your Spouse's Rights ...................................................   29
Income Taxes ..............................................................   29

Table of Contents for the Statement of Additional Information .............   36
Appendix - Premium Tax Table ..............................................   37


MetLife does not intend to offer the Income Annuity anywhere it may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuity other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.

Important Terms You Should Know

[GRAPHIC OMITTED]

Adjustment Factor

The adjustment factor for each investment division is used to calculate your income payment (as defined later). For each investment division, your current income payment is equal to the income payment as of the last valuation date multiplied by the adjustment factor. The adjustment factor is the result of multiplying the interest factor times the investment factor. Whether your income payment goes up or down depends on the current adjustment factor.

Annuity Purchase Rate

The annuity purchase rate is based on the annuity income type you purchase, an interest rate, and your age, sex and number of payments remaining, to the extent relevant. The annuity purchase rate is reset each valuation date to reflect these components. The reset annuity purchase rate represents the cost you would incur if you were purchasing the same annuity contract you have in light of this updated information.

Contract

A contract is the legal agreement between you and MetLife or between MetLife and the employer, plan trustee or other entity, or the certificate issued to you under a group annuity contract. You as the annuitant receive a certificate under the contract. This document contains relevant provisions of your Income Annuity. MetLife issues the contracts for the Income Annuity described in this Prospectus.

Income Annuity

The Income Annuity described in this Prospectus is an immediate annuity contract under which payments vary based upon the performance of investments such as stocks and bonds, held by one or more underlying Portfolios, as well as changes based upon a specified interest rate. You assume the investment risk for any amounts allocated to the investment divisions and changes in the specified interest rate.

Income Payments

The income payments are what we will pay you as a result of the purchase of the Income Annuity. The income payment amount is not guaranteed but rather will vary up and down depending on the adjustment factor.

Interest Factor

The interest factor measures the impact of changes in the specified interest rate. It is one of two factors comprising the adjustment factor which we use to determine your variable income payments.

Investment Division

Investment divisions are subdivisions of the Separate Account. When you allocate or reallocate money to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund or Zenith Fund.

Investment Factor

The investment factor for each investment division measures the investment experience (after applicable charges and expenses) of that investment division compared to the specified interest rate in effect on the prior valuation date. It is one of two factors comprising the adjustment factor which we use to determine your variable income payments.

MetLife

Metropolitan Life Insurance Company is the company that issues the Income Annuity. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

MetLife Designated Office

The MetLife Designated Office is the MetLife office that will generally handle the processing of your requests concerning your Income Annuity. MetLife will provide you with the address of your MetLife Designated Office.

Separate Account

A separate account is an investment account. All assets contributed to investment divisions under the Income Annuity are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuity.

Specified Interest Rate

The specified interest rate is defined in your contract. It is based on market interest rates such as the 10 Year Treasury, plus or minus a percentage. We use it as the benchmark interest rate to determine your initial income payment and all future income payments. We guarantee that we will not change the way we determine the specified interest rate or the date we choose to apply the rate to the interest factor calculation, except as stated next. For any valuation date we will use the rate as published in the Wall Street Journal on the third business day before the first of the month in which the valuation date occurs (we may determine the rate either more often or less often, in which case, we will tell you in advance that we will be doing so). Should a rate become unavailable (for example, if we use 10 Year Treasury notes and the Treasury stops issuing 10 year notes) or should this rate cease to be published in the Wall Street Journal, we will use a readily available rate or source that we consider most comparable.

                                                               [GRAPHIC OMITTED]

Valuation Date

The day on which we calculate your income payment or process a reallocation request. A valuation date is a day the New York Stock Exchange is open for trading.

You

In this Prospectus, depending on the context, "you" may mean either: (1) the owner of the Income Annuity, (2) the annuitant for whom money is invested under group arrangements, or (3) any annuitant under a contract where the owner is not an individual.

--------------------------------------------------------------------------------
TABLE OF EXPENSES--INCOME ANNUITY
--------------------------------------------------------------------------------

The following table shows the Separate Account, Metropolitan Fund and Zenith Fund charges and expenses applied to the Income Annuity. The numbers in the table for the Separate Account, the Zenith Fund and for all Portfolios of the Metropolitan Fund are based on past experience except those Portfolios introduced on July 5, 2000. The Portfolios introduced on July 5, 2000 (marked by note 11) do not have a full year's past experience, so the management fees and other expenses are estimates for the current year. The numbers in the table are subject to change. The table is not intended to show your actual total combined expenses of the Separate Account, Metropolitan Fund and Zenith Fund, which may be higher or lower. It does not show fees for the Fixed Payment Option or premium taxes which may apply.

Sales Load Charge to Purchase Payment (as a percentage of the purchase payment)....................    0% or 5% (1)
Death Benefit Fee..................................................................................    Variable (2)
Separate Account Annual Expenses (currently we charge .95%)........................................       1.25% (3)

(estimated as a percentage of average account value for the fiscal year ending December 31, 2000)


Metropolitan Fund Annual Expenses (as a percentage of average net assets for the fiscal year ending December 31, 1999)
                                                                                                        ----------------------------
                                                                             OTHER          TOTAL           OTHER          TOTAL
                                                                  MANAGE-   EXPENSES       EXPENSES       EXPENSES       EXPENSES
                                                                   MENT      BEFORE         BEFORE          AFTER          AFTER
                                                                   FEES   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
------------------------------------------------------------------------------------------------------------------------------------
Lehman Brothers(R)Aggregate Bond Index Portfolio (8)..........     .25        .15             .40              .15           .40
State Street Research Income Portfolio (4)(5).................     .32        .06             .38              .06           .38
State Street Research Diversified Portfolio (4)(5)(6).........     .43        .03             .46              .03           .46
MetLife Stock Index Portfolio (4).............................     .25        .04             .29              .04           .29
Harris Oakmark Large Cap Value Portfolio (5)(6)(8)............     .75        .40            1.15              .23           .98
T. Rowe Price Large Cap Growth Portfolio (5)(6)(8)............     .69        .62            1.31              .26           .95
State Street Research Growth Portfolio (4)(5)(6)..............     .47        .04             .51              .04           .51
Putnam Large Cap Growth Portfolio (11)........................     .80        .59            1.39              .20          1.00
MetLife Mid Cap Stock Index Portfolio (11)....................     .25        .65             .90              .20           .45
Neuberger Berman Partners Mid Cap Value Portfolio (5)(6)(8)...     .70        .48            1.18              .25           .95
Janus Mid Cap Portfolio (5)(7)................................     .67        .04             .71              .04           .71
State Street Research Aggressive Growth Portfolio (4)(5)(6) ..     .70        .04             .74              .04           .74
Loomis Sayles High Yield Bond Portfolio (7)...................     .70        .24             .94              .24           .94
Russell 2000(R)Index Portfolio (8)(9).........................     .25        .64             .89              .30           .55
T. Rowe Price Small Cap Growth Portfolio (5)(7)...............     .52        .09             .61              .09           .61
State Street Research Aurora Small Cap Value Portfolio (5)(11)     .85        .23            1.08              .20          1.05
Scudder Global Equity Portfolio (5)(7)........................     .67        .20             .87              .20           .87
Morgan Stanley EAFE(R)Index Portfolio (8)(10).................     .30       1.47            1.77              .40           .70
Putnam International Stock Portfolio (4)(5) ..................     .90        .22            1.12              .22          1.12

Zenith Fund Annual Expenses
(as a percentage of average net assets)

Davis Venture Value Series (12)...............................     .75       .06              .81              .06           .81
Loomis Sayles Small Cap Series (12)(13).......................     .90       .10             1.00              .10          1.00
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TABLE OF EXPENSES--INCOME ANNUITY (continued)
--------------------------------------------------------------------------------

Example

Following are the expenses on a $1,000 investment in each investment division listed below, assuming a 5% return on assets) (14)



                                                               1           3           5          10
                                                              YEAR       YEARS       YEARS       YEARS
                                                              ----       -----       -----       -----
Lehman Brothers(R)Aggregate Bond Index Division .....         $65        $ 93        $116        $156
State Street Research Income Division ...............          65          92         115         155
State Street Research Diversified Division ..........          66          94         118         159
MetLife Stock Index Division ........................          64          90         112         149
Harris Oakmark Large Cap Value Division .............          72         111         144         197
T. Rowe Price Large Cap Growth Division .............          74         115         150         205
State Street Research Growth Division ...............          66          95         120         162
Putnam Large Cap Growth Division ....................          74         117         153         209
MetLife Mid Cap Stock Index Division ................          70         105         135         183
Neuberger Berman Partners Mid Cap Value Division ....          72         112         145         198
Janus Mid Cap Division ..............................          68         100         128         173
State Street Research Aggressive Growth Division ....          68         101         129         175
Loomis Sayles High Yield Bond Division ..............          70         106         136         186
Russell 2000(R)Index Division .......................          70         105         134         183
T. Rowe Price Small Cap Growth Division .............          67          98         124         168
State Street Research Aurora Small Cap Value Division          71         109         141         193
Scudder Global Equity Division ......................          70         104         134         182
Morgan Stanley EAFE(R)Index Division ................          78         126         166         227
Putnam International Stock Division .................          72         110         143         195
Davis Venture Value Division ........................          69         103         131         179
Loomis Sayles Small Cap Division ....................          71         108         138         189


(1) If your Income Annuity is purchased through a broker-dealer other than MetLife, you pay a 5% front-end sales load, deducted from your purchase payment to compensate that broker-dealer. If your Income Annuity is purchased directly through MetLife you do not pay any front-end sales load.


(2) You pay us for the cost of providing you term insurance for the period from the time you purchase the Income Annuity until the time you start receiving income payments. If you should die during that period, we will return your purchase payment. The amount of this fee can vary substantially depending on your life expectancy during this period (which depends on your age and sex), the length of time until payments commence and the amount of your consideration. We use the mortality table specified in your certificate to determine this fee. As an example, a male, age 65, who defers payment for one month, with a purchase payment of $1,000, would pay $.92 for this fee.


(3) Pursuant to the terms of the contract, our total Separate Account annual expenses will not exceed 1.25% of your average balance in the investment divisions. Currently, we are charging .95% for the Income Annuity.

(4) Prior to May 16, 1993, we paid all expenses of the Metropolitan Fund (other than management fees, brokerage commissions, taxes, interest and extraordinary or nonrecurring expenses) (hereafter "Expenses"). The effect of such reimbursements is that performance results are increased.

(5) Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Metropolitan Fund.

(6) The Metropolitan Fund directed certain portfolio trades to brokers who paid a portion of the Fund's expenses. In addition, the Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of each participating Portfolio's custodian fees. These reductions are not included under "Other Expenses After Reimbursement."


                                              (Footnotes continued on next page)

--------------------------------------------------------------------------------
TABLE OF EXPENSES (continued)
--------------------------------------------------------------------------------


(Footnotes continued from previous page)


(7) These Portfolios began operating on March 3, 1997. We paid all Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reached $100 million, or until March 2, 1999, whichever came first. MetLife ceased subsidizing such Expenses for the Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity and Loomis Sayles High Yield Bond Portfolios on December 31, 1997, January 22, 1998, July 2, 1998 and March 2, 1999, respectively. All expense information for these Portfolios reflect current expenses without any reimbursement. The effect of such reimbursements is that performance results are increased.


(8) These Portfolios began operating on November 9, 1998. We paid all Expenses in excess of .20% (.25% for the Morgan Stanley EAFE(R) Index Portfolio) of the average net assets for each of these Portfolios until November 8, 2000. MetLife ceased subsidizing such Expenses for Lehman Brothers(R) Aggregate Bond Index and Russell 2000(R) Index Portfolios on July 13, 1999 and December 3, 1999, respectively. All expense information for the Lehman Brothers(R) Aggregate Bond Index which we ceased subsidizing reflects current expenses without any reimbursement. The "Other Expenses Before Reimbursement" for Harris Oakmark Large Cap Value, T. Rowe Price Large Cap Growth and Neuberger Berman Partners Mid Cap Value Portfolios assumes no reduction of expenses of any kind. The "Other Expenses After Reimbursement" for these Portfolios reflects the effect of the anticipated reimbursement of Expenses during the entire current year. The effect of such reimbursements is that performance results are increased.


(9) MetLife ceased subsidizing expenses in excess of .20% of the average net assets of the Russell 2000(R) Index Portfolio on December 3, 1999. Beginning on February 22, 2000, MetLife began to pay all Expenses in excess of .30% of the average net assets for the Russell 2000(R) Index Portfolio until the Portfolio's total assets reach $200 million, or until April 30, 2001, whichever comes first. The "Other Expenses Before Reimbursement" information for this Portfolio assumes no reduction of expenses of any kind. The "Other Expenses After Reimbursement" for this Portfolio reflects expenses as if the Expense reimbursement will be in effect for the entire current year.


(10) MetLife paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE(R) Index Portfolio until November 9, 2000. After that date, MetLife will continue to pay all Expenses in excess of .40% of the Portfolio's average net assets until the Portfolio's total assets reach $200 million, or until April 30, 2001, whichever comes first. The "Other Expenses Before Reimbursement" information for this Portfolio assumes no reduction of expenses of any kind. The "Other Expenses After Reimbursement" for this Portfolio reflects our estimate of the effect of the combined reimbursement expected for the entire current year. The effect of such reimbursements is that performance results are increased.


(11) MetLife Mid Cap Stock Index and State Street Research Aurora Small Cap Value Portfolios began operating on July 5, 2000. Putnam Large Cap Growth Portfolio began operating on May 1, 2000. We will pay all Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reach $100 million, or until July 4, 2002, whichever comes first. The expense information shows estimates for first year Expenses.

(12) New England Investment Management, Inc. ("NEIM") pays us for providing administrative services. You do not bear these fees. NEIM absorbs the fees payable to MetLife.

(13) NEIM pays all expenses other than brokerage costs, interest, taxes or other extraordinary expenses, in excess of 1.00% of the average net assets for this Portfolio. The Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break-point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Zenith Fund.


(14) The example assumes that a Lifetime Income Annuity paying monthly benefits is purchased at the beginning of year 1 by a male age 65. In addition, the example assumes a constant 7% specified interest rate, the highest allowable annual Separate Account expense charge (1.25%), no reimbursement of portfolio annual expenses, and payment of a 5% sales load charge.

MetLife

[GRAPHIC OMITTED]


Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, we are a leading provider of insurance and financial services to a broad spectrum of individual and group customers. MetLife, through its subsidiaries and affiliates, serves approximately 9 million individual households in the United States and corporations and institutions with 33 million employees and members. It also has international insurance operations in 12 countries.


Metropolitan Life Separate Account E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Income Annuity and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuity even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

The Income Annuity

                                                               [GRAPHIC OMITTED]

How the Income Annuity Differs from Other Immediate Annuities

Immediate annuities generally come in two varieties, fixed or variable. The Income Annuity does not fall squarely in either of these traditional categories.

A fixed annuity provides guaranteed payments based on a fixed rate of return that typically reflects market interest rates at the time of purchase. The amount of each payment is fixed for the duration of the annuity. A fixed annuity provides you with the security of a guaranteed income but does not protect your income payments from the negative impact of inflation over time.

A variable annuity provides payments which vary based on the net investment performance of underlying portfolios of stocks and bonds relative to a benchmark, commonly termed the assumed investment return (AIR). This benchmark is constant for the duration of the annuity. To the extent that the net investment performance exceeds the benchmark, income payments go up. Conversely, if the net investment performance is below the benchmark, income payments go down. Despite the risk you bear of lower payments, the economic assumption underlying a typical variable annuity is that over the long term the stock and bond investment returns will outperform the guaranteed interest rate of a typical fixed annuity.

                                                               [GRAPHIC OMITTED]

If market interest rates at the time a variable annuity is purchased exceed the stated AIR, then the payments under a fixed annuity generally will be greater than the initial variable payment under the variable annuity. There are two reasons for the higher fixed annuity payment. First, higher interest rates yield higher income payments. Second, a variable annuity typically assumes a relatively low AIR which increases the likelihood of rising income payments over time. Even though the initial payment under a variable annuity may be lower than a fixed annuity's, variable income payments may increase over time (although they may decrease as well). Therefore, variable annuities provide potential protection against inflation.

The Income Annuity described in this prospectus contains features of both fixed and variable immediate annuities, but also has key differences:

o The initial variable income payment under the Income Annuity is comparable to that provided by a fixed annuity, because it uses a benchmark interest rate (the specified interest rate) that reflects market interest rates. Subsequent income payments vary based on net investment performance relative to the benchmark interest rate and the impact of changes to the benchmark interest rate.

o Unlike a traditional variable annuity, which has a constant benchmark rate (the AIR) and a variable investment component, the Income Annuity has both a variable benchmark interest rate and variable investment component.

o This Income Annuity is also different from other traditional immediate annuities because you may move the source of income payments back and forth between the Fixed Payment Option and the investment divisions. This feature allows you to select an asset allocation based on your risk tolerance and adjust it over time with periodic rebalancing. Other variable annuities typically restrict the reallocation of the source of income payments from their fixed option.

      The Income Annuity has both fixed and variable options. The Fixed Payment Option works like a fixed annuity. If you want the security of a guaranteed income you may allocate a portion or all of your income payments to the Fixed Payment Option. You may also have a portion or all of your income payment allocated to the variable investment divisions.

[GRAPHIC OMITTED]

Product Comparison

FEATURE                   TRADITIONAL FIXED    TRADITIONAL VARIABLE        METLIFE INCOME
                          ANNUITY              ANNUITY                     SECURITY PLAN
----------------------------------------------------------------------------------------------------------
Return                    Fixed                Constant - Assumed          Varies - specified
Assumption                                     Investment Return           interest rate (based on
                                               (AIR)                       market interest rates)
----------------------------------------------------------------------------------------------------------
Who Bears Risk
 Investment               Not applicable       You                         You
   Performance
 Interest Rate            Issuer               Not applicable              You
----------------------------------------------------------------------------------------------------------
Amount of Initial         Based on market      Generally, less than a      Based on specified
Payment                   interest rates       fixed annuity               interest rate (based
                                                                           market interest rates)
----------------------------------------------------------------------------------------------------------
Subsequent                Fixed-guaranteed     Varies - based on net       Varies - based on net
Income                                         investment                  investment performance
Payments                                       performance                 relative to the prior specified
                                               relative to AIR             interest rate and impact
                                                                           of change in the specified
                                                                           interest rate
----------------------------------------------------------------------------------------------------------
Transfers between         Not applicable       Limited or Prohibited       Permitted
funding options
(including Fixed
Payment Option)
----------------------------------------------------------------------------------------------------------
Asset Allocation and      Not applicable       Generally, limited to       Full capability
Rebalancing                                    variable options
----------------------------------------------------------------------------------------------------------

Features of the Income Annuity

                                                               [GRAPHIC OMITTED]

This Income Annuity can provide you with a stream of payments to meet your anticipated income needs. This can be payments for your lifetime, for the lifetimes of two people or over a specified period. It is a "variable" annuity because the amount of your income payment varies based on the changes in the adjustment factor, which is based on net investment returns and changes in interest rates. In short, the amount of each of your income payments under your Income Annuity may go up or down. Since neither investment performance nor interest rates are guaranteed, your money is at risk. The degree of risk will depend on the investment divisions you select and changes in the specified interest rate. We do not guarantee that your income payments will be a specific amount of money.

The Income Annuity has a fixed option called the "Fixed Payment Option." You may choose to have all or a portion of the income payment fixed and guaranteed under the Fixed Payment Option. Under the Fixed Payment Option, we guarantee the amount of the income payment to you which is attributable to the percentage you allocate to the Fixed Payment Option. The Fixed Payment Option is not described in this Prospectus although we occasionally refer to it. You decide how to allocate your money among the Fixed Payment Option and the investment divisions.

With the Income Annuity, you must start receiving income payments within the first year after the contract is issued. The Income Annuity may not be available in certain states.

The group Income Annuity described in this Prospectus is offered to an employer, association, trust or other group for its employees, members or participants.

In addition to the group non-qualified contract, you may also use lump sum rollovers or transfers from tax-favored arrangements to purchase the Income Annuity if all applicable Federal income tax requirements are satisfied.

If your retirement plan has purchased an Income Annuity, your choice of income types may be subject to the terms of the plan. We may rely on your employer's or plan administrator's statements to us as to the terms of the plan or your entitlement to any payments. We will not be responsible for interpreting the terms of your plan. You should review your plan document to see how you may be affected.

You select the income type suited to your needs. Some of the income types guarantee an income stream for your lifetime; others guarantee an income stream for both your lifetime, as well as the lifetime of another person (such as a spouse). Some income types guarantee a time period of your choice over which MetLife will make income payments to you. The amount of your income payments you receive will depend on such things as the income type you choose, your investment choices and the amount of your purchase payment.

The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive.

The investment divisions generally offer the opportunity for greater income payments to you over the long term than our guaranteed Fixed Payment Option. On the other hand, income payments to you will fluctuate for amounts allocated to the investment divisions and may go down as well as up.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund.

Your Investment Choices

The Metropolitan Fund, the Zenith Fund and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The Metropolitan Fund and the Zenith Fund prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before making purchase payments to the investment divisions. The SAIs are available upon your request.

Starting with the most conservative Portfolio, your investment choices are listed in the approximate risk relationship among the available Portfolios. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your income payments are subject to the risks associated with investing in stocks and bonds, your variable income payments based on amounts allocated to the investment divisions may go down as well as up.

--------------------------------------------------------------------------------
Lehman Brothers(R) Aggregate Bond Index Portfolio
State Street Research Income Portfolio
State Street Research Diversified Portfolio
MetLife Stock Index Portfolio
Harris Oakmark Large Cap Value Portfolio
T. Rowe Price Large Cap Growth Portfolio
State Street Research Growth Portfolio                        [GRAPHIC OMITTED]
Davis Venture Value Portfolio
Putnam Large Cap Growth Portfolio
MetLife Mid Cap Stock Index Portfolio
Neuberger Berman Partners Mid Cap Value Portfolio
Janus Mid Cap Portfolio
State Street Research Aggressive Growth Portfolio
Loomis Sayles High Yield Bond Portfolio
Russell 2000(R) Index Portfolio
T. Rowe Price Small Cap Growth Portfolio
Loomis Sayles Small Cap Portfolio
State Street Research Aurora Small Cap Value Portfolio
Scudder Global Equity Portfolio
Morgan Stanley EAFE(R) Index Portfolio
Putnam International Stock Portfolio
--------------------------------------------------------------------------------

Some of the investment choices may not be available under the terms of the Income Annuity. The contract will indicate the investment divisions that are available to you. Your investment choices may be limited because:

o     Some of the investment divisions are not approved in your state.

o Your employer, association or other group contract holder limits the number of available investment divisions.

o     We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of either the Metropolitan Fund or the Zenith Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Income Annuity. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Zenith Fund are available only by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public.

The Metropolitan Fund and the Zenith Fund are both a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the 1940 Act. A "series" fund means that each Portfolio is one of several available through the fund. Except for the Janus Mid Cap Portfolio, each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund pay us a monthly fee for our services as investment manager. The Zenith Fund pays New England Investment Management, Inc. ("NEIM") a monthly fee as its investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund or Zenith Fund.

In addition, the Metropolitan Fund and Zenith Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund or the Zenith Fund. The risks of these arrangements are also discussed in each Fund's prospectus.

Income Types

Currently, we provide you with a wide variety of income types to suit a range of personal preferences.

There may be three people who are involved under your Income Annuity:

o Owner: the person or entity which has all rights under the Income Annuity including the right to direct who receives the income payment.

o Annuitant: the person or persons whose life is the measure for determining the duration and sometimes the dollar amount of the income payments.

o Beneficiary: the person or persons who receive continuing income payments or a lump sum if the owner dies.

The amount of your income payments will depend in large part on the income type you choose. For example, if you select a "Lifetime Income Annuity for Two," your income payments will typically be lower than if you select a "Lifetime Income Annuity." The terms of your contract will determine when your income payments start and the frequency with which you will receive your income payments. When you select an income type, it will apply to both the fixed payments and variable income payments. We reserve the right to limit or stop issuing any of the income types currently available based on legal requirements or other considerations. The following income types are available:

Lifetime Income Annuity: A variable income that is paid as long as the annuitant is living. No income payments are made once the annuitant is no longer living.

Lifetime Income Annuity with a Guarantee Period: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed income payments have been made, income payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. No income payments are made once the guarantee period has expired and the annuitant is no longer living.

Income Annuity for a Specified Period or Lifetime (whichever is shorter): A variable income that continues as long as the annuitant lives up to a designated number of years. No income payments are made once the annuitant is no longer living or the specified period has elapsed.

Lifetime Income Annuity for Two: A variable income continues as long as either of the two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event,

Many times the Owner and the Annuitant are the same person.

You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semiannual or annual basis.

[GRAPHIC OMITTED]

When deciding how to receive income payments, consider:

      o     The amount of income you need;

      o     The amount you expect to receive from other sources;

      o     The growth potential of other investments; and

      o     How long you would like your income to last.

the income payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No income payments are made once both annuitants are no longer living.

Lifetime Income Annuity for Two with a Guarantee Period: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed income payments have been made, income payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. If one annuitant dies after the guarantee period has expired, income payments continue to be made to the living annuitant. In that event, income payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No income payments are made once the guarantee period has expired and both annuitants are no longer living.

Income Annuity for a Guarantee Period: A variable income that continues for a guaranteed period of 5 to 30 years. As an administrative practice, we will consider factors such as your age and life expectancy in determining whether to issue a contract with this income type. If the annuitant dies before all income payments have been made, income payments are paid to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guarantee period. No income payments are made once the guarantee period has expired.

Death Benefit

Your Income Annuity may provide you a death benefit in the event of your death before you start receiving income payments. Your contract states whether a death benefit is provided. If you die before income payments begin, the owner or any beneficiaries will receive the full amount of your purchase payment in a lump sum once we receive satisfactory proof of your death. The death benefit is not affected by the changes in the adjustment factor. The fee you pay for this death benefit is described later in this Prospectus.

Purchase of an Income Annuity

We offer the Income Annuity only in states in which we have obtained approval. Approval may not be needed in all states. You must purchase an Income Annuity with one purchase payment of at least $25,000.

                                                               [GRAPHIC OMITTED]

Calculating Your Income Payments

The variable income payments you receive are calculated based on the investment factor for each investment division you select and the interest factor. We reflect the combined impact of these two factors in the adjustment factor. How much your variable income payment will change from one payment to the next payment and whether the income payment goes up or down depends on the adjustment factor calculated for each of the investment divisions. For each income payment, we determine an adjustment factor (a number) for each investment division which you have selected. The amount of your income payment goes up from your last income payment when the adjustment factor is more than one; the amount of your income payments goes down when the adjustment factor is less than one. You can verify the amount of your current income payment by multiplying your last calculated income payment by the current adjustment factor.

Initial Income Payment

The initial income payment for an investment division is a hypothetical amount which is calculated based upon the current annuity purchase rate. Before we determine your initial income payment, we reduce the purchase payment by the death benefit fee and, if applicable, the sales load charge and premium taxes. This hypothetical amount will be the first income payment you will receive only if your first income payment is payable within 10 days after we issue the Income Annuity. If your first income payment is payable more than 10 days after the contract's issue date, the amount of the first income payment you receive will be different from the initial income payment calculated at issue. In this case, the amount of your first income payment will be calculated using the method described in the next section (Subsequent Income Payments).

Subsequent Income Payments

Subsequent income payments depend on the net investment performance of the investment divisions you choose and changes in the specified interest rate. The impact of these market factors are reflected in an adjustment factor that is calculated for each investment division. Whether your income payment increases or decreases will depend upon the adjustment factor calculated for each investment division you choose.

[GRAPHIC OMITTED]

Subsequent income payments are calculated on each valuation date by multiplying the income payment for an investment division on the last valuation date by the adjustment factor for that investment division. If you choose more than one investment division, your income payment will be the sum of the income payments from each investment division.

Adjustment Factor

The adjustment factor has two components: the investment factor and the interest factor.

The adjustment factor used to calculate your income payments has two components: the investment factor and the interest factor. We compute a number for each of these factors and multiply these numbers together to produce an adjustment factor for each investment division on each valuation date. Generally, to the extent that the net investment performance exceeds the specified interest rate, the investment factor will tend to increase your income payment. Similarly, when there is an increase in the specified interest rate relative to the prior period's specified interest rate, the interest factor will tend to increase your income payments. However, the investment factor and interest factor may have opposite impacts which will cause the components that comprise the adjustment factor to offset each other. Following is a more in depth discussion of these factors.

Investment Factor

The investment factor reflects an investment division's net investment performance as compared to the specified interest rate effective on the prior valuation date. Setting aside the impact of the interest factor, if an investment division's annualized net investment performance is more than the specified interest rate on the prior valuation date, this increases your income payment. In this case, the investment factor will have a value more than one. Conversely, setting aside the impact of the interest factor, if an investment division's annualized net investment performance is less than the specified interest rate on the prior valuation date, this decreases your income payment. In this case, the investment factor will have a value less than one.

To summarize:
--------------------------------------------------------------------------------
If an investment division's     Then the investment      Value of the investment
annualized net investment       factor (assuming the     factor is
performance is                  interest factor is 1)

--------------------------------------------------------------------------------
More than the prior             Increases your income    More than 1
specified interest rate         payment
--------------------------------------------------------------------------------
Equal to the prior specified    Keeps your income         Equal to 1
interest rate                   payment the same
--------------------------------------------------------------------------------
Less than the prior             Decreases your income    Less than 1
specified interest rate         payment

Determining the Investment Factor

                                                               [GRAPHIC OMITTED]

We separately determine the investment factor for each investment division you choose on each valuation date.

The investment factor for an investment division is based upon the net investment performance for that division. This is how we calculate the investment factor for each investment division.

o First, we determine the change in the investment performance (reflecting any investment-related charge) for the underlying Portfolio from the previous valuation date to the current valuation date;

o Next, we subtract the daily equivalent of the Separate Account charge for each day since the last valuation date. This number is the net investment performance for the investment division.

o Then, we multiply by an adjustment based on the specified interest rate in effect on the last valuation date for each day since that last valuation date. This number is the investment factor for the current valuation date.

Interest Factor

The interest factor reflects the impact of changes in the value of the specified interest rate from the prior valuation date to the current valuation date. Setting aside the impact of the investment factor, if the specified interest rate increases from the prior valuation date to the current valuation date, this increases your income payment. In this case, the value of the interest factor is more than one. Again, setting aside the impact of the investment factor, if the specified interest rate decreases from the prior valuation date to the current valuation date, this decreases your income payment. In this case, the value of the interest factor is less than one.

The interest factor changes based on fluctuations in the specified interest rate.

Each investment division has a different investment factor. The interest factor is the same for all investment divisions.

                               [GRAPHIC OMITTED]

To summarize:

--------------------------------------------------------------------------------
                            Then the interest factor
If the current specified    (assuming the investment    Value of the interest
interest rate is            factor is 1)                factor is
--------------------------------------------------------------------------------
More than the prior         Increases your income       More than 1
specified interest rate     payment
--------------------------------------------------------------------------------
The same as the prior       Keeps your income           Equal to 1
specified interest rate     payment the same
--------------------------------------------------------------------------------
Less than the prior         Decreases your income       Less than 1
specified interest rate     payment

Determining the Interest Factor

o First, we determine the annuity purchase rate based on the specified interest rate in effect as of the prior valuation date. This annuity purchase rate is updated to reflect your age, where relevant, and future income payments.

o Next, we perform the same calculation to determine a new annuity purchase rate based on the specified interest rate updated to the current valuation date for all future income payments.

o Then, we divide the annuity purchase rate we calculated in the first step by the annuity purchase rate we calculated in the second step. The resulting number is the interest factor for the current valuation date.

The Effect of the Adjustment Factor

Whether your income payment will increase or decrease depends on how the investment factor and the interest factor work together. If each of them is more than one, your income payment will increase. If each of them is less than one, your income payment will decrease. If one of them has an increasing effect and the other has a decreasing effect, whether your income payment will increase or decrease will depend on which factor has the bigger impact.

To determine how the investment factor and the interest factor work together to impact your income payment, we multiply them to produce the adjustment factor. When the adjustment factor is more than one, your income payment will increase. When the adjustment factor is less than one, your income payment will decrease.

When the adjustment factor is more than one, your income payment will increase. When the adjustment factor is less than one, your income payment will decrease.

If you chose more than one investment division, your new variable income payment is the sum of the amounts determined for each investment division.

                               [GRAPHIC OMITTED]

To summarize:
--------------------------------------------------------------------------------
If the adjustment factor is :            Your income payment will :
--------------------------------------------------------------------------------
More than 1                              Increase
--------------------------------------------------------------------------------
Equal to 1                               Stay the same
--------------------------------------------------------------------------------
Less than 1                              Decrease

Examples of Income Payment Calculations

Below are some examples of the income payment calculation for an investment division reflecting the combined effect of the interest factor and investment factor.


INTEREST                            INVESTMENT                  ADJUSTMENT        PRIOR INCOME      CURRENT INCOME
FACTOR                              FACTOR                      FACTOR            PAYMENT           PAYMENT
1.01000[UP ARROW]   x     [UP ARROW]1.00225      =     [UP ARROW]1.01227      x     $500.00      =  $506.14[UP ARROW]

1.00553[UP ARROW]   x   [DOWN ARROW]0.99857      =     [UP ARROW]1.00409      x     $506.14      =  $508.21[UP ARROW]

0.98800[DOWN ARROW] x     [UP ARROW]1.01105      =   [DOWN ARROW]0.99892      x     $508.21      =  $507.66[DOWN ARROW]

0.99937[DOWN ARROW] x   [DOWN ARROW]0.98788      =   [DOWN ARROW]0.98726      x     $507.66      =  $501.19[DOWN ARROW]

Reallocations

You can reallocate among investment divisions and the Fixed Payment Option. There is no charge to make a reallocation. Your request for a reallocation tells us to move, in accordance with your instructions, the underlying assets we have designated to generate your income payments.

For us to process a reallocation, you must tell us:

o For each investment division (or Fixed Payment Option), the percentage reduction (not dollar amount) in your current allocation necessary to achieve the new allocation you want for future income payments; and

o The investment divisions (or Fixed Payment Option) to which you want to increase the allocation and the percentage of the total reallocation amount by which you want to increase them.

We may require that you use our forms to make reallocations.

You generally may make a reallocation on any business day. At a future date we may limit the number of reallocations you make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.

                               [GRAPHIC OMITTED]

The effective date of a reallocation is also a valuation date. Although a reallocation triggers a valuation date, each income payment we pay to you is calculated on a valuation date which is 10 days before your income payment is to be paid.

The prior income payment may be an amount calculated when you requested a reallocation, so it may not be an amount that we paid to you.

Each Fund may restrict or refuse purchases or redemption of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

Ordinarily, your reallocation request must be completed prior to 4:00 p.m. Eastern time on a business day if you want the transaction to take place on that day. All other reallocation requests will be processed the next business day.

When you request a reallocation, we first update the adjustment factor as of the date of the reallocation and determine what the income payment amount would have been if we were to pay it within 10 days. We then determine the revised allocation of future income payments based on the percentages you selected. Thus, if your most recent income payment attributable to an investment division was $100, the revised income payment as of the date of reallocation is $95, and you asked us to move 30% from that investment division, we would reallocate $28.50 (not $30.00). This would leave an income payment of $66.50 in that investment division as of the reallocation date. When we calculate the next income payment, we would determine the new income payment amount based on net investment performance and specified interest rate change from the reallocation date to the next valuation date.

Here are examples of the effect of a reallocation on the income payment:

o Suppose you choose to reallocate 30% of your income payment supported by investment division A to the Fixed Payment Option and the recalculated income payment supported by investment division A is $100. Then, your income payment from the Fixed Payment Option will be increased by $30 and your income payment supported by investment division A will be decreased by $30.

o Suppose you choose to reallocate 30% of your fixed payment to a variable income payment supported by investment division A and the fixed payment is $100. Then, your income payment supported by investment division A will be increased by $30 and your fixed payment will be decreased by $30.

o Suppose you choose to reallocate 30% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $30 and your income payment supported by investment division A will be decreased by $30.

Death Benefit Fee

The death benefit fee is a one time charge deducted from your purchase payment. Your contract will state the amount of the death benefit fee to be taken from your purchase payment to pay us for the cost of providing a death benefit in the event of your death (or in the event of your death or the death of the second annuitant where an income annuity for two is chosen) before you start receiving income payments. The amount of the death benefit fee depends on the length of time until you start receiving your income payments and your age, sex and purchase payment amount.

Charges

There are two types of recurring charges you pay if you allocate any of your purchase payment to the investment divisions:

o     Separate Account charge; and

o     Investment-related charge.

Charges are not deducted directly from your income payment. The charges are applied when we calculate the investment factor.

Separate Account Charge

Currently, the Separate Account charge is no more than .95% annually of the average value of the amount you have in the investment divisions. However, pursuant to the terms of the Income Annuity, this Separate Account charge may range up to 1.25% of the average value of amounts in the investment divisions. We will give you advance notice if we increase the Separate Account charge. This charge includes insurance-related charges for the risk that you may live longer than we estimated. Then we would be obligated to pay you more in income payments than anticipated. The charge also includes the risk that our expenses in administering the Income Annuity will be greater than we estimated. The Separate Account charge also pays us for our distribution costs and our miscellaneous administrative costs. These administrative costs which we incur include financial, actuarial, accounting and legal expenses.

Investment-Related Charge

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses. The amount you pay depends on the investment divisions you select. Amounts for each investment division for the previous year are listed in the Table of Expenses.

Premium Taxes

Some jurisdictions tax what are called "annuity considerations." We deduct money to pay "premium" taxes (also known as "annuity" taxes) when you make the purchase payment.


Premium taxes, if applicable, currently range from .5% to 3.5% depending on the Income Annuity you purchased and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.


Free Look

You may cancel your Income Annuity within a certain time period. This is known as a "free look." We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The "free look" may also vary based on other factors such as whether you purchased your Income Annuity through the mail. Not all contracts issued are subject to free look provisions under state law. Depending on state law, we may refund all of your purchase payment as of the date your properly completed refund request is received at your MetLife Designated Office. If you do not cancel your Income Annuity during the "free look" period, your decision to purchase the Income Annuity is irrevocable.

                               [GRAPHIC OMITTED]

General Information

Administration

All transactions will be processed in the manner described below.

Purchase Payment

Ordinarily, your purchase payment is sent by check or wire made payable to "MetLife," to your MetLife Designated Office. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide all forms necessary to apply your purchase payment. We must have all properly completed documents to credit your purchase payment.

Ordinarily, your purchase payment is effective and valued as of 4:00 p.m. Eastern time, on the day we receive it in good order at your MetLife Designated Office on days when the office is open (business day), except when it is received:

o     On a day when the net investment performance is not calculated, or

o     After 4:00 p.m. Eastern time.

In those cases, the purchase payments will be effective the next day the net investment performance, as applicable, is calculated.

Generally, your properly completed requests are effective the day we receive them at your MetLife Designated Office.

We reserve the right to credit your purchase payment to you within two days of receipt at your MetLife Designated Office. However, if the forms are incorrect or incomplete or other documents are not completed properly, we have up to five business days to credit the purchase payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

Under the Income Annuity, your employer or the group in which you are a participant or member must identify you to us and tell us how your purchase payment should be allocated among the investment divisions and the Fixed Payment Option.

Confirming Reallocations

You will receive a written statement confirming that a reallocation was recently completed.

Processing Reallocations

We permit you to request reallocations by mail and telephone. We anticipate making Internet access available to you in the future. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for reallocations by facsimile. We reserve the right to refuse any reallocation request where the request would tend to disrupt contract administration or is not in the best interest of the contract holders or the Separate Account.

When you request a reallocation, we will process the reallocation using the next available valuation date.

                               [GRAPHIC OMITTED]

By Telephone or Internet

You may request reallocations and obtain information by telephone between 9 a.m. and 5 p.m. Eastern Time each business day. In the future, you may be able to request reallocations and obtain information through Internet access, unless prohibited by state law.

Ordinarily, your request for reallocations must be completed prior to 4:00 p.m. Eastern time on a business day if you want the reallocation to be valued and effective on that day. Reallocations will not be valued and effective on a day the net investment performance is not calculated or after 4:00 p.m. Eastern time. We will value and make effective these reallocations on our next business day.

We have put into place (or may in the future put into place for Internet communications) reasonable security procedures to insure that instructions communicated by telephone are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone. When someone contacts us by telephone and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your MetLife Designated Office.

Response times for telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

o any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

o any loss or damage you may incur because of such inaccuracy, error, delay or omission, non-performance, or any interruption of information beyond our control.

After Your Death

If we are notified of your death before a requested reallocation is completed, we will cancel the request. For example, we will cancel the reallocation request and continue making income payments to your beneficiary if your Income Annuity so provides. Or, depending on your Income Annuity's provisions, we may continue making income payments to a joint annuitant.

Third Party Requests

Generally, we only accept requests for reallocations or information from you. Therefore, we reserve the right not to process reallocations requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing reallocations by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of reallocations for a number of other contract owners, and who simultaneously makes the same request or series of requests on behalf of other contract owners.

Advertising Performance

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, the Internet, annual reports and semiannual reports.

All performance numbers are based upon historical information. These numbers are not intended to indicate future results.

                               [GRAPHIC OMITTED]

We may state performance in terms of "yield," "average annual total return," or some combination of these terms.

Yield is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

Annualized change in value (i.e., average annual total return) calculations reflect all Separate Account charges. These figures also assume a steady annual rate of return.

We may demonstrate hypothetical values of income payments (e.g., beginning with an initial income payment of $500) over a specified period based on historical net asset values of the Portfolios and the historical specified interest rates. These presentations reflect the investment and interest factors and deduction of the Separate Account charge and investment-related charge. We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical rates for the specified interest rate. We use the actual data after the inception date.

Historical performance information should not be relied on as a guarantee of future performance results.

Changes to Your Income Annuity

We have the right to make certain changes to your Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Income Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

o     To operate the Separate Account in any form permitted by law.

o To take any action necessary to comply with or obtain and continue any exemptions under the law.

o To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

o To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, Zenith Fund or the shares of another investment company or any other investment permitted by law.

o To change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account specified in your contract and any currently available portfolio in connection with the Income Annuity.

o To make any necessary technical changes in the Income Annuity in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have made an allocation, we will notify you of the change. You may then make a new choice of investment divisions. Where required by law, we will ask your approval before making any technical changes.

Voting Rights

Based on our current view of applicable law, you have voting interests under your Income Annuity concerning Metropolitan Fund or Zenith Fund proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You will be entitled to give instructions regarding the votes attributable to your Income Annuity in your sole discretion. Neither the Separate Account nor MetLife has any duty to inquire as to the instructions received or your authority to give instructions; thus, as far as the Separate Account, and any others having voting interests in respect of the Separate Account are concerned, such instructions are valid and effective.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund or Zenith Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

o     The shares for which voting instructions are received, and

o     The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

Who Sells the Income Annuity

The Income Annuity is sold through individuals who are our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers. They also may be sold through the mail or over the Internet.

Our licensed sales representatives who sell the Income Annuity may be compensated for these sales by us. Other broker-dealers are paid a one-time commission consisting of the front-end sales load deducted from purchase payments. We remit to the broker-dealer the entire front-end sales load charge. The broker-dealer's sales commission is 5%. MetLife pays its own distribution costs from the Separate Account charge.

Financial Statements

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independant auditors, audit these financial statements.

Your Spouse's Rights

If you received your contract through a qualified retirement plan and your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments and payment of the death benefit under your Income Annuity may be subject to your spouse's rights.

If your benefit is worth $5,000 or less, your plan may provide for distribution of your entire interest in a lump sum without your spouse's consent.

For details or advice on how the law applies to your circumstances, consult your tax advisor or attorney.

Income Taxes

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Consult your own tax advisor about your circumstances, any recent tax developments, and the impact of state income taxation. You are responsible for determining whether your purchase of an Income Annuity, income payments under theIncome Annuity and other transactions under the contract satisfy applicable tax laws.

Tax rules vary according to whether the contract is a non-qualified or qualified contract. We have divided the following tax discussion into these two categories. The qualified Income Annuity is intended to pay out benefits under a tax qualified retirement plan or arrangement or to satisfy tax requirements for a "rollover IRA". You need to know the Code section under which your plan or arrangement intends to qualify, because different tax sections have different requirements. For the purposes of this Prospectus, a "qualified" contract includes Section 403(b)("TSAs"), Section 457(b) (state and local government plans and tax-exempt organizations), Section 401(a) ("corporate and Keogh plans"), Section 403(a) annuity plans, Traditional IRAs (including contracts issued under a Simplified Employee Pension or "SEP") and SIMPLE IRAs.

We do not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

General Tax Information for All Income Annuities

Income Payments

When income paymentsare made from your Income Annuity (whether to you or your beneficiary), some or all of the payments will be included in your taxable income. The amount treated as taxable income differs depending on the type of:

o     annuity you purchase (e.g., non-qualified or qualified), and

o     income type you elect.

                               [GRAPHIC OMITTED]

Because of the potential penalty tax, it may not be suitable for you to purchase an Income Annuity if you plan on receiving income payments before you reach age 59 1/2.

Income Payments Before Age 59 1/2

If you receive income payments from your Income Annuity before you reach age
59 1/2, this amount may be subject to a 10% penalty tax, in addition to ordinary income taxes. The penalty tax under SIMPLE IRAs is generally increased from 10% to 25% for income payments made within the first two years of an employee's participation in an employer's SIMPLE IRA plan.

Some distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

o For non-qualified income annuities providing a series of substantially equal periodic payments made annually (or more frequently) over the payment period;

o For both non-qualified and qualified income annuities as part of a series of substantially equal payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary. You must also be separated from the service of your employer at the time you receive the income payments under TSAs, Section 403(a) annuity plans, and corporate and Keogh plans.

It is unclear whether the income payments under the Income Annuity atisfy an exception to the penalty tax. Accordingly, if you have not reached age 59 1/2, you should consult a tax advisor prior to purchasing the Income Annuity

After-tax means that your purchase payments for your annuity do not reduce your taxable income or give you a tax deduction.

Non-Qualified Annuities

o A purchase payment for a non-qualified contract is on an "after-tax" basis, so you pay income taxes on income payments only on your earnings under the contract. Generally, these earnings are taxed when received from the contract.

o The Income Annuity may accept as a purchase payment an after-tax contribution, a Section 1035 tax-free exchange or any other tax-free transfer permitted under the Federal tax laws. It may also be used to annuitize one of our existing annuity contracts.

o When a non-natural person owns a non-qualified contract, the Income Annuity will generally not be treated as an annuity for tax purposes and gains under the contract will be subject to immediate taxation as ordinary income. Corporations and certain other entities are generally considered non-natural persons. However, an Income Annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes. There is also an exception for some types of immediate annuities owned by non-natural persons. It is not certain whether this Income Annuity meets this exception. Accordingly, such entities should consult their tax advisor prior to the purchase of the Income Annuity.

o In some circumstances, annuities issued after October 21, 1988 by the same insurance company (or an affiliate) in the same year are combined for certain tax purposes. As a result, a greater portion of your income payments may be considered taxable income than you would otherwise expect.

                               [GRAPHIC OMITTED]

Diversification

In order for a non-qualified contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract holders of gains under their contract.

Changes to tax rules and interpretations

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of the Income Annuity. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

o Possible taxation of reallocations between investment divisions and between an investment division and the Fixed Payment Option.

o Possible taxation as if you were the owner of your portion of the Separate Account's assets.

o Possible limits on the number of investment divisions available or the frequency of reallocations among them.

Income Payments

Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:

o     A non-taxable return of your purchase payment; and

o     A taxable payment of earnings.

                               [GRAPHIC OMITTED]

The Internal Revenue Service (the "IRS") has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Payment Option.

We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, itis possible that the IRS could conclude that the taxable portion of income payments under a non-qalified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

After Death

If you (the owner or any annuitant) die before payments under the Income Annuity begin, we must make payment of your entire interest in the contract within five years of the date of your death.

If you die on or after the date that income payments begin, payments must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die after income payments begin but before your purchase payment is returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

Qualified Annuities

General

This Income Annuity is intended to accept a single purchase payment from your employer's plan, accrued plan benefit or a tax-free transfer or rollover from your employer's plan or from another plan permitted under the Code. This type of purchase payment is generally not subject to the annual limits on purchase payments which otherwise apply to contributions under these types of plans. Generally, income payments must commence prior to the date that you must begin receiving distributions from the qualified plan. Under certain circumstances, however, we may also accept the purchase payment after that date.

Generally, your qualified Income Annuity can accept deductible (or pre-tax) and non-deductible (after-tax) purchase payments. Deductible or pre-tax purchase payments will be taxable when distributed from the contract.

o Your annuity is generally not forfeitable (e.g., not subject to claims of your creditors) and you may not transfer it to someone else.

                               [GRAPHIC OMITTED]

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA.

Income Payments

Income payments are included in taxable income except for the portion that represents a return of non-deductible purchase payments. This portion is determined based on a ratio of the non-deductible purchase payment to the total value of your plan benefit or account balance. In some cases (e.g., IRAs and TSAs), plan benefits or account balances may be aggregated.

We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Minimum Distribution Requirements

o For Traditional and Simple IRAs and SEPs, you must begin receiving distributions by April 1st of the calendar year following the year in which you turn 70 1/2. For plans or arrangements other than IRAs or SEPs

      (e.g., TSAs, Section 403(a) annuity plans, and corporate and Keogh plans), you must generally begin receiving distributions by April 1st of the calendar year following the later of (1) the year in which you reach 701/2 or (2) the year in which you retire. Complex rules apply to the determination of the amount of these distributions. These rules limit the income payment types available under a qualified contract and the guaranteed period over which income payments can be made (if such a period is selected). A tax penalty of 50% applies to distributions which should have been taken but were not. It is uncertain whether your income payments under the Income Annuity meet these minimum distribution requirements, and MetLife is seeking guidance from the IRS. You should consult a tax advisor prior to purchasing the contract as a Traditional IRA, SEP or SIMPLE IRA, or in connection with TSAs, Section 403(a) annuity plans or corporate and Keogh plans.

After Death

If you (the owner or any annuitant) die before income payments begin, we must make payment of your entire interest in the contract within five years after your death.

If you die on or after the first income payment date, income payments must con tinue at least as rapidly as under the distribution method in effect at your death.

Additional Considerations for Certain Qualified Arrangements

SIMPLE IRAs

Once purchase payments are made under the SIMPLE IRA rules, your SIMPLE IRA generally operates as if it were a Traditional IRA.Additionally, you may not make a direct transfer or a rollover from a SIMPLE IRA into a Traditional IRA during the initial two year period in which you participated in the SIMPLE IRA plan of your employer, nor can you make a direct transfer of or a rollover from a Traditional IRA into a SIMPLE IRA at any time.

Defined Benefit Plans

MetLife has asked the IRS to rule that the tax qualified status of a defined benefit plan will not be adversely affected by the purchase of the Income Annuity to distribute benefits under the plan. In addition, we have asked the IRS for a ruling that the Income Annuity is not a "variable annuity" requiring an actuarial adjustment to the plan's benefits pursuant to Section 415(b)(2)(B) of the Code and Rev. Rul. 76-47. We do not know whether the IRS will issue either of the requested rulings. You should consult a tax advisor prior to purchasing the Income Annuity for use in connection with a defined benefit plan.

Mandatory 20% Withholding on Certain Qualified Plans and Arrangements

For a qualified Income Annuity issued in connection with TSAs, Section 403(a) annuity plans, and corporate and Keogh plans, we are required to withhold 20% of any income payment that constitutes an "eligible rollover distribution" for Federal income taxes. We are not required to withhold this money if you direct us, the trustee or the custodian of the plan to directly rollover your eligible rollover distribution to a Traditional IRA or another eligible retirement plan.

Generally, income payments made on or after the required beginning date (as previously discussed in "Minimum Distribution Requirements") are not eligible rollover distributions. Additionally, payments under certain types of income annuities are not treated as eligible rollover distributions. We or your qualified plan administrator will notify you if an income payment is an eligible rollover distribution.

TSAs

Payments generally cannot be made from a TSA prior to age 59 1/2, unless the participant dies, becomes disabled or separates from service with his or her employer. Accordingly, if you have not reached age 59 1/2, you should consult a tax advisor prior to purchasing the Income Annuity.

Section 457(b)

Rules similar to the minimum distribution requirements apply to Section 457(b) plans. Additionally, the Code requires that the payments under such plans must be non-increasing. For these plans, the required beginning date is generally April 1st following the later of: (1) the calendar year in which you reach age 70 1/2 or (2) the calendar year in which you retire. It is uncertain whether income payments from the qualified Income Annuity meet these distribution requirements. Consequently, you or the plan administrator should consult a tax advisor prior to purchasing the contract in connection with the payment of plan benefits.

Income payments made to a plan participant under a Section 457(b) plan are generally subject to the Federal income tax rules applicable to wages (including withholding) and not to the rules and withholding election under annuity contracts.

Generally, an Income Annuity can not be purchased for you until you:

o     reach age 70 1/2;

o     separate from service; or

o     as otherwise provided under the code and regulations.

                               [GRAPHIC OMITTED]

Table of Contents for the Statement of Additional Information

                                                                            Page

Cover Page ...........................................................        1

Table of Contents ....................................................        1

Independent Auditors .................................................        2

Distribution of Certificates and Interests in the
      Income Annuity .................................................        2

Sample Calculation Illustrating
      How the Adjustment Factor Is Determined and
      Applied to Income Payments .....................................        3

Investment Management Fees ...........................................        4

Voting Rights ........................................................        6

Performance Data and Advertisement of
      the Separate Account ...........................................        7

Financial Statements of the Separate Account .........................      F-1

Financial Statements of MetLife (consolidated) .......................     F-28

Financial Statements of MetLife (unaudited) ..........................     F-65

                               [GRAPHIC OMITTED]

Appendix

Premium Tax Table

If you are a resident of one of the following jurisdictions, the percentage amount listed by the jurisdiction is the premium tax rate applicable to your Income Annuity.

                               [GRAPHIC OMITTED]

                                                                       Corporate
                           Non-         IRA & SEP             Section  and        Section
                          Qualified     (1)         TSA       403(a)   Keogh      457(b)
California ..........     2.35%           .5%(2)      .5%      .5%      .5%       2.35%

Maine ...............      2.0%           --          --       --       --          --

Nevada ..............      3.5%           --          --       --       --          --

Puerto Rico .........      1.0%          1.0%        1.0%     1.0%     1.0%        1.0%

South Dakota ........     1.25%           --          --       --       --          --

West Virginia .......      1.0%          1.0%        1.0%     1.0%     1.0%        1.0%

Wyoming .............      1.0%           --          --       --       --          --

----------
(1) Premium tax rates applicable to Income Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting the requirements of ss.408(a) of the Code are included under the column headed "IRA and SEP."

(2) With respect to Income Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting requirements of ss.408(a) of the Code, the annuity tax rate in California is 2.35% instead of 0.5%.

      PEANUTS(C) United Feature Syndicate, Inc.

(C) 2000 Metropolitan Life Insurance Company

                           Request For a Statement of
                    Additional Information/Change of Address

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

|_| Metropolitan Life Separate Account E, Metropolitan Series Fund Inc. and New England Zenith Fund

|_|   I have changed my address. My current address is:

____________________________________       Name_________________________________
         (Contract Number)

                                        Address_________________________________

____________________________________           _________________________________
           (Signature)                                                     zip

Metropolitan Life Insurance Company
200 Park Avenue, Area 5N
New York, New York 10166-0188
Attention: MetLife Retirement Group

                       METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E

                         METLIFE INCOME SECURITY PLAN(SM)
                            A VARIABLE INCOME ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION
                                 FORM N-4 PART B

   This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Income Security Plan, A Variable Income Annuity and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, MetLife Retirement Group, 200 Park Avenue, Area 5N, New York, New York 10166-0188.

   A Statement of Additional Information for the Metropolitan Series Fund, Inc. and the Zenith Fund is attached at the end of this Statement of Additional Information.

   Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectus for MetLife Income Security Plan, A Variable Income Annuity.





                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors ...................................................       2
Distribution of Certificates and Interests in the Income Annuity .......       2
Sample Calculation Illustrating How the Adjustment Factor Is Determined
and Applied to Income Payments .........................................       3
Investment Management Fees .............................................       4
Voting Rights ..........................................................       6
Performance Data and Advertisement of the Separate Account .............       7
Financial Statements of the Separate Account ...........................     F-1
Financial Statements of MetLife (consolidated) .........................    F-28
Financial Statements of MetLife (unaudited) ............................    F-65

                              INDEPENDENT AUDITORS

   The financial statements for the Separate Account for the period ended December 31, 1999 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.


        DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITY

   MetLife is both the depositor and the underwriter (issuer) of the Income Annuity.

   The certificates and interests in the Income Annuity are sold through individuals who are licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers. They may also be sold through the mail. Our licensed sales representatives who sell the Income Annuity may be compensated for these sales by us. Other broker-dealers are paid sales commissions from the front-end sales load deducted from the purchase payments. We remit to the broker-dealer the entire front-end sales load charge. The broker-dealer's sales commission is 5%. Metlife pays its own distribution costs from the Separate Account Charge.

   The offering of the Income Annuity is continuous. In certain situations, the Income Annuity may not include all investment choices or the Fixed Payment Option. Each contract will indicate the available choices.

                        CALCULATING YOUR INCOME PAYMENTS

                    Sample Calculation Illustrating How the
                         Adjustment Factor Is Determined
                       and Applied to the Income Payments

Example of Calculation of Investment Factor
a.      Assumed net investment performance for the
        period (.65%) ................................           1.00650
b.      Assumed interest rate (as specified in your
        contract) as of the last valuation date ......              7.1%
c.      Adjustment based on assumed interest rate for
        the period(1) ................................            0.99467
d.      Investment factor (a) x (c) ..................          1.00114

Example of Calculation of Interest Factor
a.      Annuity purchase rate based on prior interest
        rate (7.1%)(2) ...............................        122.32996
b.      Annuity purchase rate based on current
        interest rate (7.2%)(3) ......................        121.37388
c.      Interest Factor (a) / (b) ....................          1.00788

Life annuity for male, age 65
a.      First monthly variable income payment due
        February 1, 2000 .............................          $400.00
b.      Assumed investment factor for first month* ...          1.00114
c.      Assumed interest factor for first month* .....          1.00788
d.      Adjustment factor (b) x (c) ..................          1.00903
e.      Second monthly variable income payment due
        March 1, 2000 (a) x (d). .....................          $403.61
f.      Assumed investment factor for second month* ..           .99981
g.      Assumed interest factor for second month* ....           .97665
h.      Adjustment factor (f) x (g) ..................           .97646
i.      Third monthly variable income payment due
        April 1, 2000 (e) x (h) ......................          $394.11

---------------

Notes:

(1) Approximately one month.

(2) This is the annuity purchase rate in effect on the prior valuation date, based on your future annuity income, age as of the prior valuation date, and the interest rate (as specified in your contract) as of the prior valuation date.

(3) This is the annuity purchase rate in effect on the prior valuation date, based on your future annuity income, age as of the prior valuation date, and the interest rate as of the current valuation date. However, the interest rate as of the current valuation date is adjusted to reflect the interest rate as of the prior valuation date for the time period from the prior valuation date to the current valuation date.

 *Calculated on the income determination date which is 10 days prior to the date the income payment is made.

                           INVESTMENT MANAGEMENT FEES

Metropolitan Life Insurance Company

   Each of the currently available Metropolitan Fund Portfolios pays us, the investment manager of the Metropolitan Fund, an investment management fee. The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio.

                                                                        Investment
                                                                        Management
                                                                            Fee
                                                    Average             Schedule--
                                                   Daily Net              % Per
Portfolio                                            Assets               Annum
---------                                            ------               -----
State Street Research Growth .............    1st $500 million            0.55%
                                              next $500 million           0.50%
                                              over $1 billion             0.45%

State Street Research Income .............    1st $250 million            0.35%
                                              next $250 million           0.30%
                                              over $500 million           0.25%

State Street Research Diversified ........    1st $500 million            0.50%
                                              next $500 million           0.45%
                                              over $1 billion             0.40%

State Street Research Aggressive Growth ..    1st $500 million            0.75%
                                              next $500 million           0.70%
                                              over $1 billion             0.65%

Putnam Large Cap Growth ..................    1st $500 million            0.80%
                                              next $500 million           0.75%
                                              over $1 billion             0.70%

State Street Research Aurora Small Cap
Value ....................................    1st $500 million            0.85%
                                              next $500 million           0.80%
                                              over $1 billion             0.75%

Putnam International Stock (formerly
Santander International Stock) ...........    1st $500 million            0.90%
                                              next $500 million           0.85%
                                              over $1 billion             0.80%

Loomis Sayles High Yield Bond ............    All assets                  0.70%

T. Rowe Price Small Cap Growth ...........    1st $100 million            0.55%
                                              next $300 million           0.50%
                                              over $400 million           0.45%

T. Rowe Price Large Cap Growth ...........    1st $50 million             0.70%
                                              over $50 million            0.60%

Janus Mid Cap ............................    1st $100 million            0.75%
                                              next $400 million           0.70%
                                              over $500 billion           0.65%

Scudder Global Equity ....................    1st $50 million             0.90%
                                              next $50 million            0.55%
                                              next $400 million           0.50%
                                              over $500 million           .475%

Harris Oakmark Large Cap Value ...........    1st $250 million            0.75%
                                              over $250 million           0.70%

                                                                        Investment
                                                                        Management
                                                                             Fee
                                                    Average             Schedule--
                                                   Daily Net              % Per
Portfolio                                            Assets               Annum
---------                                            ------               -----

Neuberger Berman Partners Mid Cap Value ..    1st $100 million            0.70%
                                              next $250 million           .675%
                                              next $500 million           0.65%
                                              next $750 million           .675%
                                              over $1.6 billion           0.60%

MetLife Stock Index ......................    All Assets                  0.25%

Lehman Brothers Aggregate Bond Index. ....    All Assets                  0.25%

Russell 2000 Index .......................    All Assets                  0.25%

Morgan Stanley EAFE Index ................    All Assets                  0.30%

MetLife Mid Cap Stock Index ..............    All Assets                  0.25%

   We pay the following entities for providing services as sub-investment manager of the portfolio(s) indicated:


Sub-Investment Manager                                    Portfolio(s)
---------------------                                     ------------

State Street Research & Management            State Street Research Income
Company(1) ...............................    State Street Research Diversified
                                              State Street Research Growth
                                              State Street Research
                                               Aggressive Growth
                                              State Street Research Aurora
                                               Small Cap Value

Putnam Investment Management, Inc. .......    Putnam Large Cap Growth
                                              Putnam International Stock

Loomis, Sayles & Company, L.P. ...........    Loomis Sayles High Yield Bond

Janus Capital Corporation ................    Janus Mid Cap

T. Rowe Price Associates, Inc. ...........    T. Rowe Price Small Cap Growth
                                              T. Rowe Price Large Cap Growth

Scudder Kemper Investments, Inc. .........    Scudder Global Equity

Harris Associates, L.P. ..................    Harris Oakmark Large Cap Value

Neuberger Berman Management Incorporated .    Neuberger Berman Partners Mid
                                               Cap Value

---------------
(1) State Street Research & Management Company is one of our subsidiaries.

   The Zenith Fund pays an investment management fee to New England Investment Management, Inc. ("NEIM") to serve as investment manager to the Davis Venture Value Series and the Loomis Sayles Small Cap Series.

   The Zenith Fund pays as a percentage per annum of the average net assets the following:

                                                                      Investment
                                                                      Management
                                           Average                      Fee
                                          Daily Net                    % Per
Series                                     Assets                      Annum
------                                     ------                      -----

Davis Venture Value ..................    All Assets                   .75%
Loomis Sayles Small Cap ..............    1st $500 million             .85%
                                          over $500 million            .90%

   NEIM pays sub-investment advisory fees to Davis Selected Advisers, L.P. for the Davis Venture Value Series and Loomis Sayles & Company, L.P. for the Loomis Sayles Small Cap Series. These fees are solely the responsibility of the NEIM.

   The Metropolitan Fund and the Zenith Fund, are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund's and the Zenith Fund prospectuses are attached at the end of the prospectus. The SAIs are available upon request.

   See the prospectuses for the Metropolitan Fund and Zenith Fund for a discussion of the different separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund and Zenith Fund and the risk related to that arrangement.


                                  VOTING RIGHTS

   In accordance with our view of the present applicable law, we will vote the shares of each of the portfolios held by the Separate Account which are deemed attributable to the Income Annuity described in the Prospectus or at regular and special meetings of the shareholders of the portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the portfolios in our own right, we may elect to do so.

   Accordingly, you have voting interests under all the Income Annuity described in the Prospectus. The number of shares held in each Separate Account investment division deemed attributable to your Income Annuity is determined by dividing the value of your Income Annuity attributable to you in that investment division, if any, by the net asset value of one share in the portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

   Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuities (including the Income Annuity described in the Prospectus) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instructions are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and
(ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

   You will be entitled to give instructions regarding the votes attributable to your Income Annuity, in your sole discretion.

   You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.

Disregarding voting instructions

   MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment advisor or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's or Zenith Fund's, boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

   In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.


           PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT

   From time to time we advertise the performance of various Separate Account investment divisions. Performance will be stated in terms of either yield, or "average annual total return" or some combination of the foregoing. Yield, and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Annualized change in value (i.e., average annual total return) calculations reflect all Separate Account charges. These figures also assume a steady annual rate of return.

   We may demonstrate hypothetical values of annuity benefits (e.g. beginning with an initial annuity benefit of $500) over a specified period based on historical net asset values of the Portfolios and the historical specified interest rates. These presentations reflect the investment and interest factors deduction of the Separate Account charge and the investment-related charge. We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity. We use the actual annuity unit data after the inception date.

   Historical performance information should not be relied on as a guarantee of future performance results.

   Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred or tax-exempt investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's MidCap 400 Index, the Standard & Poor's 600 Index, the Russell 2000(R) Index, the Russell 2000(R) Growth Index, the Russell 2000(R) Value Index, the Lehman Brothers Aggregate Bond Index, and/or the Lehman Brothers Government/ Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.


   The following data for the Portfolios has been restated to reflect the deduction of the .95% Separate Account charge and the investment-related charge for the period before the inception date of the Income Annuity.

   Average Annual Total Return for the Portfolios of the Metropolitan Series Fund and the Zenith Fund for the Period Ending 12/31/99 For periods of 1, 5, and 10 years (or since inception) as applicable.



                                                                                           5 Year          10 Year
                                                                                       (or inception    (or inception
Portfolio                                                  Inception Date    1 Year       if less)         if less)
---------                                                   -------------     -----       -------          -------

Lehman Brothers Aggregate Bond Index...................           11/9/98      5.63%        2.61%             NA
State Street Research Income...........................            3/1/85      5.23%        5.24%            7.29%
State Street Research Diversified......................           7/25/86     13.84%       13.82%           13.26%
MetLife Stock Index....................................            5/1/90     11.89%       20.03%           17.87%
Harris Oakmark Large Cap Value.........................           11/9/98     -6.12%       -5.98%             NA
T. Rowe Price Large Cap................................           11/9/98     28.10%       21.10%             NA
State Street Research Growth...........................            3/1/85     22.11%       20.57%           18.18%
Davis Venture Value....................................            7/5/00      1.47%*        NA               NA
Putnam Large Cap Growth................................            7/5/00     -2.24%*        NA               NA
MetLife Mid Cap Stock Index............................            7/5/00     11.20%*        NA               NA
Neuberger Berman Partners Mid Cap Value................           11/9/98     36.69%       24.14%             NA
Janus Mid Cap..........................................            3/3/97     50.19%       43.11%             NA
State Street Research Aggressive Growth................           4/29/88     53.89%       12.86%           18.98%
Loomis Sayles High Yield Bond..........................            3/3/97     10.92%        4.68%             NA
Russell 2000u Index....................................           11/9/98     21.90%       15.77%             NA
T. Rowe Price Small Cap Growth.........................            3/3/97     28.36%       13.17%             NA
Loomis Sayles Small Cap................................            7/5/00      5.22%*        NA               NA
State Street Research Aurora Small Cap Value...........            7/5/00      9.20%*        NA               NA
Scudder Global Equity..................................            3/3/97     10.99%       11.68%             NA
Morgan Stanley EAFEu Index.............................           11/9/98      1.30%        8.51%             NA
Putnam International Stock.............................            7/1/91     -0.17%        3.95%            6.12%

---------------



*Less than one year not annualized.

                         INDEPENDENT AUDITORS' REPORT

The Contractholders of
Metropolitan Life Separate Account E:

We have audited the accompanying statement of assets and liabilities of Metropolitan Life Separate Account E (including the State Street Research Growth, State Street Research Income, State Street Research Money Market, State Street Research Diversified, Variable B, Variable C, Variable D, State Street Research Aggressive Growth, MetLife Stock Index, Santander International Stock, Loomis Sayles High Yield Bond, Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity, Harris Oakmark Large Cap Value, Neuberger Berman Partners Mid Cap Value, T. Rowe Price Large Cap Growth, Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index, Fidelity Money Market, Fidelity Equity-Income, Fidelity Growth, Fidelity Overseas, Fidelity Investment Grade Bond, Fidelity Asset Manager, Calvert Social Balanced and the Calvert Social Mid Cap Growth Divisions, collectively the "Separate Account E") as of December 31, 1999, the related statements of operations for the year then ended, and the statements of changes in net assets for years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Separate Account E's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Separate Account E as of December 31, 1999, the results of its operations and changes in its net assets for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Denver, Colorado

March 3, 2000

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                                      State Street
                           State Street  State Street   Research    State Street
                             Research      Research      Money        Research
                              Growth        Income       Market     Diversified
                             Division      Division     Division      Division
                          -------------- ------------ ------------ --------------
ASSETS:
Investments in
 Metropolitan Series
 Fund, Inc. at Value
 (Note 1A):
State Street Research
 Growth Portfolio
 (77,691,420 Shares;
 cost $2,369,169,265)...  $2,943,335,593          --          --              --
State Street Research
 Income Portfolio
 (33,927,963 Shares;
 cost $432,000,031).....             --  $396,278,612         --              --
State Street Research
 Money Market Portfolio
 (1,386,327 Shares; cost
 $14,662,649)...........             --           --  $14,338,780             --
State Street Research
 Diversified Portfolio
 (135,123,188 Shares;
 cost $2,236,243,719)...             --           --          --   $2,468,700,640
State Street Research
 Aggressive Growth
 Portfolio
 (34,466,893 Shares;
 cost $919,522,846).....             --           --          --              --
MetLife Stock Index
 Portfolio
 (94,736,586 Shares;
 cost $2,525,501,665)...             --           --          --              --
Santander International
 Stock Portfolio
 (18,942,941 Shares;
 cost $257,448,652).....             --           --          --              --
Loomis Sayles High Yield
 Bond Portfolio
 (6,073,840 Shares; cost
 $59,810,704)...........             --           --          --              --
Janus Mid Cap Portfolio
 (48,516,692 Shares;
 cost $1,066,602,135)...             --           --          --              --
T.Rowe Price Small Cap
 Growth Portfolio
 (14,546,010 Shares;
 cost $176,447,578).....             --           --          --              --
Scudder Global Equity
 Portfolio
 (10,218,341 Shares;
 cost $125,516,194).....             --           --          --              --
Harris Oakmark Large Cap
 Value Portfolio
 (3,722,279 Shares; cost
 $37,664,217)...........             --           --          --              --
Neuberger Berman
 Partners Mid Cap Value
 Portfolio
 (2,633,587 Shares; cost
 $31,258,158)...........             --           --          --              --
T. Rowe Price Large Cap
 Growth Portfolio
 (3,481,175 Shares; cost
 $40,642,372)...........             --           --          --              --
Lehman Brothers
 Aggregate Bond Index
 Portfolio
 (8,252,388 Shares; cost
 $81,657,758)...........             --           --          --              --
Morgan Stanley EAFE
 Index Portfolio
 (4,007,541 Shares; cost
 $46,807,364)...........             --           --          --              --
Russell 2000 Index
 Portfolio
 (5,705,319 Shares; cost
 $61,816,817)...........             --           --          --              --
 Total investments......   2,943,335,593  396,278,612  14,338,780   2,468,700,640
Cash....................             --           --          --              --
                          -------------- ------------ -----------  --------------
 Total assets...........   2,943,335,593  396,278,612  14,338,780   2,468,700,640
LIABILITIES.............             --           --          --               81
                          -------------- ------------ -----------  --------------
NET ASSETS..............  $2,943,335,593 $396,278,612 $14,338,780  $2,468,700,559
                          ============== ============ ===========  ==============

                       See Notes to Financial Statements.

                                  State Street                                 Loomis
                                    Research       MetLife       Santander     Sayles
 Variable     Variable  Variable   Aggressive       Stock      International High Yield
     B           C         D         Growth         Index          Stock        Bond
 Division     Division  Division    Division       Division      Division     Division
 --------     --------  --------  ------------  -------------- ------------- -----------
$93,941,724  $3,523,461 $41,395             --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --   $1,325,252,021            --           --           --
        --          --      --              --  $3,845,358,027          --           --
        --          --      --              --             --  $262,738,596          --
        --          --      --              --             --           --   $55,211,208
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
 93,941,724   3,523,461  41,395   1,325,252,021  3,845,358,027  262,738,596   55,211,208
        --          --      --               15            --           --           --
-----------  ---------- -------  -------------- -------------- ------------  -----------
 93,941,724   3,523,461  41,395   1,325,252,036  3,845,358,027  262,738,596   55,211,208
        --          --      --              --              36          --           --
-----------  ---------- -------  -------------- -------------- ------------  -----------
$93,941,724  $3,523,461 $41,395  $1,325,252,036 $3,845,357,991 $262,738,596  $55,211,208
===========  ========== =======  ============== ============== ============  ===========

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                            T. Rowe                   Harris
                                             Price       Scudder      Oakmark
                               Janus       Small Cap      Global     Large Cap
                              Mid Cap        Growth       Equity       Value
                              Division      Division     Division    Division
                           -------------- ------------ ------------ -----------
ASSETS:
Investments in
 Metropolitan Series
 Fund, Inc. at Value
 (Note 1A):
State Street Research
 Growth Portfolio
 (77,691,420 Shares; cost
 $2,369,169,265).........             --           --           --          --
State Street Research
 Income Portfolio
 (33,927,963 Shares; cost
 $432,000,031)...........             --           --           --          --
State Street Research
 Money Market Portfolio
 (1,386,327 Shares; cost
 $14,662,649)............             --           --           --          --
State Street Research
 Diversified Portfolio
 (135,123,188 Shares;
 cost $2,236,243,719)....             --           --           --          --
State Street Research
 Aggressive Growth
 Portfolio
 (34,466,893 Shares; cost
 $919,522,846)...........             --           --           --          --
MetLife Stock Index
 Portfolio
 (94,736,586 Shares; cost
 $2,525,501,665).........             --           --           --          --
Santander International
 Stock Portfolio
 (18,942,941 Shares; cost
 $257,448,652)...........             --           --           --          --
Loomis Sayles High Yield
 Bond Portfolio
 (6,073,840 Shares; cost
 $59,810,704)............             --           --           --          --
Janus Mid Cap Portfolio
 (48,516,692 Shares; cost
 $1,066,602,135).........  $1,772,799,944          --           --          --
T.Rowe Price Small Cap
 Growth Portfolio
 (14,546,010 Shares; cost
 $176,447,578)...........             --  $228,808,731          --          --
Scudder Global Equity
 Portfolio
 (10,218,341 Shares; cost
 $125,516,194)...........             --           --  $152,355,460         --
Harris Oakmark Large Cap
 Value Portfolio
 (3,722,279 Shares; cost
 $37,664,217)............             --           --           --  $33,239,953
Neuberger Berman Partners
 Mid Cap Value Portfolio
 (2,633,587 Shares; cost
 $31,258,158)............             --           --           --          --
T. Rowe Price Large Cap
 Growth Portfolio
 (3,481,175 Shares; cost
 $40,642,372)............             --           --           --          --
Lehman Brothers Aggregate
 Bond Index Portfolio
 (8,252,388 Shares; cost
 $81,657,758)............             --           --           --          --
Morgan Stanley EAFE Index
 Portfolio
 (4,007,541 Shares; cost
 $46,807,364)............             --           --           --          --
Russell 2000 Index
 Portfolio
 (5,705,319 Shares; cost
 $61,816,817)............             --           --           --          --
                           -------------- ------------ ------------ -----------
 Total investments.......   1,772,799,944  228,808,731  152,355,460  33,239,953
Cash.....................             --            44          --          --
                           -------------- ------------ ------------ -----------
 Total assets............   1,772,799,944  228,808,775  152,355,460  33,239,953
LIABILITIES..............             964          --           --           48
                           -------------- ------------ ------------ -----------
NET ASSETS...............  $1,772,798,980 $228,808,775 $152,355,460 $33,239,905
                           ============== ============ ============ ===========

                       See Notes to Financial Statements.

  Neuberger
   Berman          T. Rowe             Lehman
  Partners          Price             Brothers             Morgan
   Mid Cap        Large Cap           Aggregate            Stanley             Russell
    Value          Growth            Bond Index          EAFE Index          2000 Index
  Division        Division            Division            Division            Division
 -----------     -----------         -----------         -----------         -----------
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
 $31,524,039             --                  --                  --                  --
         --      $46,682,553                 --                  --                  --
         --              --          $77,985,063                 --                  --
         --              --                  --          $53,460,599                 --
         --              --                  --                  --          $71,430,599
 -----------     -----------         -----------         -----------         -----------
  31,524,039      46,682,553          77,985,063          53,460,599          71,430,599
          10             --                  --                   14                   2
 -----------     -----------         -----------         -----------         -----------
  31,524,049      46,682,553          77,985,063          53,460,613          71,430,601
         --              --                  --                  --                  --
 -----------     -----------         -----------         -----------         -----------
 $31,524,049     $46,682,553         $77,985,063         $53,460,613         $71,430,601
 ===========     ===========         ===========         ===========         ===========

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                               Fidelity     Fidelity      Fidelity    Fidelity
                             Money Market Equity-Income    Growth     Overseas
                               Division     Division      Division    Division
                             ------------ ------------- ------------ -----------
ASSETS:
Investments in Fidelity
 Variable Insurance
 Products Funds At Value
 (Note 1A):
 Fidelity VIP Money Market
  Portfolio
  (10,319,078 Shares; cost
  $10,319,078).............  $10,319,078           --            --          --
 Fidelity VIP Equity-Income
  Portfolio
  (5,167,623 Shares; cost
  $109,067,057)............          --   $132,859,589           --          --
 Fidelity VIP Growth
  Portfolio
  (4,469,498 Shares; cost
  $149,929,294)............          --            --   $245,509,514         --
 Fidelity VIP Overseas
  Portfolio
  (1,278,457 Shares; cost
  $31,635,802).............          --            --            --  $35,080,863
 Fidelity VIP II Investment
  Grade Bond Portfolio
  (763,593 Shares; cost
  $9,375,044)..............          --            --            --          --
 Fidelity VIP II Asset
  Manager Portfolio
  (3,222,980 Shares; cost
  $50,989,152).............          --            --            --          --
Investments in Calvert
 Variable Series, Inc. at
 Value (Note 1A):
 Calvert Social Balanced
  Portfolio
  (25,035,526 Shares; cost
  $47,278,157).............          --            --            --          --
 Calvert Social Mid Cap
  Growth Portfolio
  (266,845 Shares; cost
  $7,492,696)..............          --            --            --          --
                             -----------  ------------  ------------ -----------
 Total investments.........   10,319,078   132,859,589   245,509,514  35,080,863
Cash.......................          --            --            --          --
                             -----------  ------------  ------------ -----------
 Total assets..............   10,319,078   132,859,589   245,509,514  35,080,863
LIABILITIES................          --            --            --          --
                             -----------  ------------  ------------ -----------
NET ASSETS.................  $10,319,078  $132,859,589  $245,509,514 $35,080,863
                             ===========  ============  ============ ===========

                       See Notes to Financial Statements.

  Fidelity                                          Calvert                      Calvert
 Investment           Fidelity                      Social                    Social Mid Cap
 Grade Bond         Asset Manager                  Balanced                       Growth
  Division            Division                     Division                      Division
 ----------         -------------                 -----------                 --------------
         --                  --                           --                           --
         --                  --                           --                           --
         --                  --                           --                           --
         --                  --                           --                           --
 $9,285,286                  --                           --                           --
         --          $60,173,030                          --                           --
         --                  --                   $54,302,056                          --
         --                  --                           --                    $8,013,346
 ----------          -----------                  -----------                   ----------
  9,285,286           60,173,030                   54,302,056                    8,013,346
         --                  --                           --                           --
 ----------          -----------                  -----------                   ----------
  9,285,286           60,173,030                   54,302,056                    8,013,346
         --                  --                           --                           --
 ----------          -----------                  -----------                   ----------
 $9,285,286          $60,173,030                  $54,302,056                   $8,013,346
 ==========          ===========                  ===========                   ==========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

                                                     State Street
                          State Street State Street    Research   State Street
                            Research     Research       Money       Research
                             Growth       Income        Market    Diversified
                            Division     Division      Division     Division
                          ------------ ------------  ------------ ------------
INVESTMENT INCOME
Income:
 Dividends (Note 2).....  $312,332,694 $ 25,596,607    $673,364   $209,323,264
 Expenses (Note 3)......    34,204,641    5,344,116     219,620     30,308,765
                          ------------ ------------    --------   ------------
Net investment income
 (loss).................   278,128,053   20,252,491     453,744    179,014,499
                          ------------ ------------    --------   ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions...........    62,166,340   (1,218,121)    (32,887)    28,959,695
Change in net unrealized
 appreciation
 (depreciation) of
 investments for the
 period.................    89,025,372  (34,603,213)     62,159    (39,501,729)
                          ------------ ------------    --------   ------------
Net realized and
 unrealized gain (loss)
 on investments (Note
 1B)....................   151,191,712  (35,821,334)     29,272    (10,542,034)
                          ------------ ------------    --------   ------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $429,319,765 $(15,568,843)   $483,016   $168,472,465
                          ============ ============    ========   ============

                       See Notes to Financial Statements.

                                     State Street
                                       Research                  Santander   Loomis Sayles
                                      Aggressive    MetLife    International  High Yield
 Variable B    Variable C Variable D    Growth    Stock Index      Stock         Bond
  Division      Division   Division    Division     Division     Division      Division
 -----------   ---------- ---------- ------------ ------------ ------------- -------------
 $10,075,972    $373,385    $4,364   $ 28,442,616 $184,825,378  $41,421,269   $4,339,807
     861,573         --        --      13,929,760   41,218,438    3,063,490      573,037
 -----------    --------    ------   ------------ ------------  -----------   ----------
   9,214,399     373,385     4,364     14,512,856  143,606,940   38,357,779    3,766,770
 -----------    --------    ------   ------------ ------------  -----------   ----------
   8,316,913     154,760       --      77,224,327  141,933,683   12,224,938   (1,002,119)
  (3,045,574)     37,844     2,089    232,588,654  312,858,179  (13,893,204)   4,099,504
 -----------    --------    ------   ------------ ------------  -----------   ----------
   5,271,339     192,604     2,089    309,812,981  454,791,862   (1,668,266)   3,097,385
 -----------    --------    ------   ------------ ------------  -----------   ----------
 $14,485,738    $565,989    $6,453   $324,325,837 $598,398,802  $36,689,513   $6,864,155
 ===========    ========    ======   ============ ============  ===========   ==========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

                                             T. Rowe                  Harris
                                              Price       Scudder     Oakmark
                                 Janus      Small Cap     Global     Large Cap
                                Mid Cap      Growth       Equity       Value
                                Division    Division     Division    Division
                              ------------ -----------  ----------- -----------
INVESTMENT INCOME
Income:
 Dividends (Note 2).........  $ 86,515,076         --   $ 5,157,718 $   347,609
 Expenses (Note 3)..........     9,773,157   2,107,943    1,445,714     254,434
                              ------------ -----------  ----------- -----------
Net investment income
 (loss).....................    76,741,919  (2,107,943)   3,712,004      93,175
                              ------------ -----------  ----------- -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions...............   102,627,814   5,272,038    2,471,119     (89,794)
Change in net unrealized
 appreciation (depreciation)
 of investments for the
 period.....................   631,364,390  44,474,798   21,316,192  (4,447,057)
                              ------------ -----------  ----------- -----------
Net realized and unrealized
 gain (loss) on investments
 (Note 1B)..................   733,992,204  49,746,836   23,787,311  (4,536,851)
                              ------------ -----------  ----------- -----------
NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS.................  $810,734,123 $47,638,893  $27,499,315 $(4,443,676)
                              ============ ===========  =========== ===========

                       See Notes to Financial Statements.

 Neuberger
   Berman     T. Rowe      Lehman
  Partners     Price      Brothers      Morgan               Fidelity  Fidelity
  Mid Cap    Large Cap    Aggregate    Stanley     Russell    Money     Equity-
   Value       Growth    Bond Index   EAFE Index 2000 Index   Market    Income
  Division    Division    Division     Division   Division   Division  Division
 ----------  ----------  -----------  ---------- ----------- -------- -----------
 $1,375,021  $  182,727  $ 3,369,814  $  549,558 $ 2,081,201 $179,961 $ 6,058,921
    223,904     279,506      560,784     320,458     443,137   35,659   1,244,145
 ----------  ----------  -----------  ---------- ----------- -------- -----------
  1,151,117     (96,779)   2,809,030     229,100   1,638,064  144,302   4,814,776
 ----------  ----------  -----------  ---------- ----------- -------- -----------
    662,939     188,181      (65,373)  1,530,194     400,083      --    3,770,581
    163,745   5,837,101   (3,639,449)  6,558,714   9,296,566      --   (1,968,262)
 ----------  ----------  -----------  ---------- ----------- -------- -----------
    826,684   6,025,282   (3,704,822)  8,088,908   9,696,649      --    1,802,319
 ----------  ----------  -----------  ---------- ----------- -------- -----------
 $1,977,801  $5,928,503  $  (895,792) $8,318,008 $11,334,713 $144,302 $ 6,617,095
 ==========  ==========  ===========  ========== =========== ======== ===========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     For the period ended December 31, 1999

                                                   Fidelity    Fidelity
                           Fidelity    Fidelity   Investment    Asset
                            Growth     Overseas   Grade Bond   Manager
                           Division    Division    Division    Division
                          ----------- ----------- ----------  ----------
INVESTMENT INCOME
Income:
 Dividends (Note 2)...... $18,361,174 $   943,215 $ 490,093   $4,079,414
 Expenses (Note 3).......   1,827,739     244,700    88,708      527,898
                          ----------- ----------- ---------   ----------
Net investment income
 (loss)..................  16,533,435     698,515   401,385    3,551,516
                          ----------- ----------- ---------   ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions............   1,690,620   7,899,918    57,436      807,833
Change in net unrealized
 appreciation
 (depreciation) of
 investments for the
 period..................  44,508,514   1,741,692  (641,467)   1,127,977
                          ----------- ----------- ---------   ----------
Net realized and
 unrealized gain (loss)
 on investments (Note
 1B).....................  46,199,134   9,641,610  (584,031)   1,935,810
                          ----------- ----------- ---------   ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS......... $62,732,569 $10,340,125 $(182,646)  $5,487,326
                          =========== =========== =========   ==========

                       See Notes to Financial Statements.

 Calvert                                                           Calvert
  Social                                                        Social Mid Cap
 Balanced                                                           Growth
 Division                                                          Division
----------                                                      --------------
$5,178,041                                                         $617,370
   574,129                                                           69,135
----------                                                         --------
 4,603,912                                                          548,235
----------                                                         --------
   603,710                                                          276,373
    13,211                                                         (349,562)
----------                                                         --------
   616,921                                                          (73,189)
----------                                                         --------
$5,220,833                                                         $475,046
==========                                                         ========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                             State Street Research         State Street Research
                                Growth Division               Income Division
                         ------------------------------  --------------------------
                          For the Year    For the Year   For the Year  For the Year
                             Ended           Ended          Ended         Ended
                          December 31,    December 31,   December 31,  December 31,
                              1999            1998           1999          1998
                         --------------  --------------  ------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)...............  $  278,128,053  $  204,616,327  $ 20,252,491  $ 29,082,224
 Net realized gain
  (loss) from security
  transactions.........      62,166,340      26,298,215    (1,218,121)    1,273,744
 Change in net
  unrealized apprecia-
  tion (depreciation)
  of investments.......      89,025,372     280,912,929   (34,603,213)     (200,044)
                         --------------  --------------  ------------  ------------
 Net increase (de-
  crease) in net assets
  resulting from opera-
  tions................     429,319,765     511,827,471   (15,568,843)   30,155,924
                         --------------  --------------  ------------  ------------
 From capital transac-
  tions:
 Purchases.............     265,161,445     271,042,284    55,913,381    64,640,719
 Redemptions...........    (171,009,194)   (122,272,961)  (38,156,879)  (28,530,070)
                         --------------  --------------  ------------  ------------
  Total net purchase
   payments (redemp-
   tions)..............      94,152,251     148,769,323    17,756,502    36,110,649
 Net portfolio trans-
  fers.................    (109,728,292)    (26,963,363)  (55,018,970)   33,277,896
 Net other transfers...        (406,507)       (508,271)     (157,467)      (77,316)
                         --------------  --------------  ------------  ------------
 Net increase
  (decrease) in net
  assets resulting from
  capital
  transactions.........     (15,982,548)    121,297,689   (37,419,935)   69,311,229
                         --------------  --------------  ------------  ------------
NET CHANGE IN NET AS-
 SETS..................     413,337,217     633,125,160   (52,988,778)   99,467,153
NET ASSETS--BEGINNING
 OF PERIOD.............   2,529,998,376   1,896,873,216   449,267,390   349,800,237
                         --------------  --------------  ------------  ------------
NET ASSETS--END OF PE-
 RIOD..................  $2,943,335,593  $2,529,998,376  $396,278,612  $449,267,390
                         ==============  ==============  ============  ============

                       See Notes to Financial Statements.

   State Street Research          State Street Research
   Money Market Division          Diversified Division           Variable B Division
 ---------------------------- ------------------------------  --------------------------
 For the Year   For the Year   For the Year    For the Year   For the Year  For the Year
    Ended          Ended          Ended           Ended          Ended         Ended
 December 31,   December 31,   December 31,    December 31,   December 31,  December 31,
     1999           1998           1999            1998           1999          1998
 ------------   ------------  --------------  --------------  ------------  ------------
    $453,744    $   508,951   $  179,014,499  $  187,134,254  $ 9,214,399   $ 7,696,652
     (32,887)        34,837       28,959,695       5,466,303    8,316,913     5,782,962
      62,159         (5,989)     (39,501,729)    134,318,516   (3,045,574)    6,978,552
 -----------    -----------   --------------  --------------  -----------   -----------
     483,016        537,799      168,472,465     326,919,073   14,485,738    20,458,166
 -----------    -----------   --------------  --------------  -----------   -----------
     452,736        255,102      307,244,358     333,211,219      233,613       226,228
  (3,850,645)    (3,418,636)    (168,992,672)   (117,752,204) (10,881,209)  (11,306,407)
 -----------    -----------   --------------  --------------  -----------   -----------
  (3,397,909)    (3,163,534)     138,251,686     215,459,015  (10,647,596)  (11,080,179)
   2,974,885      1,749,990     (121,768,364)     61,274,635           90            22
      (3,391)        (3,315)        (804,885)       (673,377)      77,106        (2,764)
 -----------    -----------   --------------  --------------  -----------   -----------
    (426,415)    (1,416,859)      15,678,437     276,060,273  (10,570,400)  (11,082,921)
 -----------    -----------   --------------  --------------  -----------   -----------
      56,601       (879,060)     184,150,902     602,979,346    3,915,338     9,375,245
  14,282,179     15,161,239    2,284,549,657   1,681,570,311   90,026,386    80,651,141
 -----------    -----------   --------------  --------------  -----------   -----------
 $14,338,780    $14,282,179   $2,468,700,559  $2,284,549,657  $93,941,724   $90,026,386
 ===========    ===========   ==============  ==============  ===========   ===========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                Variable C Division       Variable D Division
                             ------------------------- -------------------------
                             For the Year For the Year For the Year For the Year
                                Ended        Ended        Ended        Ended
                             December 31, December 31, December 31, December 31,
                                 1999         1998         1999         1998
                             ------------ ------------ ------------ ------------
INCREASE (DECREASE) IN NET
 ASSETS:
 From operations:
 Net investment income
  (loss)...................   $  373,385   $  312,967    $ 4,364      $ 3,215
 Net realized gain (loss)
  from security transac-
  tions....................      154,760      441,254        --           --
 Change in net unrealized
  appreciation (deprecia-
  tion) of investments.....       37,844       70,584      2,089        4,467
                              ----------   ----------    -------      -------
 Net increase (decrease) in
  net assets resulting from
  operations...............      565,989      824,805      6,453        7,682
                              ----------   ----------    -------      -------
 From capital transactions:
 Purchases.................          --        25,268        --           --
 Redemptions...............     (305,902)    (935,863)       --           --
                              ----------   ----------    -------      -------
  Total net purchase pay-
   ments (redemptions).....     (305,902)    (910,595)       --           --
 Net portfolio transfers...          --          (309)       --           --
 Net other transfers.......        2,730      (11,069)       --           --
                              ----------   ----------    -------      -------
 Net increase (decrease) in
  net assets resulting from
  capital transactions.....     (303,172)    (921,973)       --           --
                              ----------   ----------    -------      -------
NET CHANGE IN NET ASSETS...      262,817      (97,168)     6,453        7,682
NET ASSETS--BEGINNING OF
 PERIOD....................    3,260,644    3,357,812     34,942       27,260
                              ----------   ----------    -------      -------
NET ASSETS--END OF PERIOD..   $3,523,461   $3,260,644    $41,395      $34,942
                              ==========   ==========    =======      =======

                       See Notes to Financial Statements.

                                                                        Santander
    State Street Research                  MetLife                 International Stock
 Aggressive Growth Division         Stock Index Division                Division
------------------------------  ------------------------------  --------------------------
 For the Year    For the Year    For the Year    For the Year   For the Year  For the Year
    Ended           Ended           Ended           Ended          Ended         Ended
 December 31,    December 31,    December 31,    December 31,   December 31,  December 31,
     1999            1998            1999            1998           1999          1998
--------------  --------------  --------------  --------------  ------------  ------------
$   14,512,856  $   56,171,296  $  143,606,940  $   89,125,955  $ 38,357,779  $   (145,246)
    77,224,327      35,680,553     141,933,683      68,017,631    12,224,938     7,654,046
   232,588,654      45,940,529     312,858,179     398,393,213   (13,893,204)   38,302,726
--------------  --------------  --------------  --------------  ------------  ------------
   324,325,837     137,792,378     598,398,802     555,536,799    36,689,513    45,811,526
--------------  --------------  --------------  --------------  ------------  ------------
    75,870,705     108,436,372     504,735,590     403,472,148    21,979,327    25,765,813
   (84,909,572)    (78,737,642)   (201,712,483)   (122,924,047)  (16,662,946)  (16,037,510)
--------------  --------------  --------------  --------------  ------------  ------------
    (9,038,867)     29,698,730     303,023,107     280,548,101     5,316,381     9,728,303
  (207,792,091)   (158,421,934)     74,385,432     159,663,776   (29,169,982)  (33,426,187)
            46        (363,723)       (507,670)       (770,595)      (62,350)      (84,341)
--------------  --------------  --------------  --------------  ------------  ------------
  (216,830,912)   (129,086,927)    376,900,869     439,441,282   (23,915,951)  (23,782,225)
--------------  --------------  --------------  --------------  ------------  ------------
   107,494,925       8,705,451     975,299,671     994,978,081    12,773,562    22,029,301
 1,217,757,111   1,209,051,660   2,870,058,320   1,875,080,239   249,965,034   227,935,733
--------------  --------------  --------------  --------------  ------------  ------------
$1,325,252,036  $1,217,757,111  $3,845,357,991  $2,870,058,320  $262,738,596  $249,965,034
==============  ==============  ==============  ==============  ============  ============

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                          Loomis Sayles High Yield           Janus Mid Cap
                                Bond Division                  Division
                          --------------------------  ----------------------------
                          For the Year  For the Year   For the Year   For the Year
                             Ended         Ended          Ended          Ended
                          December 31,  December 31,   December 31,   December 31,
                              1999          1998           1999           1998
                          ------------  ------------  --------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 3,766,770   $ 3,568,151   $   76,741,919  $   (907,747)
 Net realized gain
  (loss) from security
  transactions..........   (1,002,119)     (343,705)     102,627,814     8,354,115
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........    4,099,504    (7,314,238)     631,364,390    66,659,923
                          -----------   -----------   --------------  ------------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    6,864,155    (4,089,792)     810,734,123    74,106,291
                          -----------   -----------   --------------  ------------
 From capital
  transactions:
 Purchases..............    9,511,700    14,100,048      262,621,252   103,125,247
 Redemptions............   (2,531,875)   (1,956,958)     (35,345,823)   (7,555,010)
                          -----------   -----------   --------------  ------------
 Total net purchase
  payments
  (redemptions).........    6,979,825    12,143,090      227,275,429    95,570,237
 Net portfolio
  transfers.............    2,589,191     5,001,434      394,697,486    73,431,163
 Net other transfers....       (3,422)        4,283         (328,916)     (307,458)
                          -----------   -----------   --------------  ------------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........    9,565,594    17,148,807      621,643,999   168,693,942
                          -----------   -----------   --------------  ------------
NET CHANGE IN NET
 ASSETS.................   16,429,749    13,059,015    1,432,378,122   242,800,233
NET ASSETS--BEGINNING OF
 PERIOD.................   38,781,459    25,722,444      340,420,858    97,620,625
                          -----------   -----------   --------------  ------------
NET ASSETS--END OF
 PERIOD.................  $55,211,208   $38,781,459   $1,772,798,980  $340,420,858
                          ===========   ===========   ==============  ============

                       See Notes to Financial Statements.

        T. Rowe Price                Scudder Global           Harris Oakmark Large
  Small Cap Growth Division          Equity Division           Cap Value Division
 ------------------------------ --------------------------  --------------------------
 For the Year    For the Year   For the Year  For the Year  For the Year  For the Year
     Ended           Ended         Ended         Ended         Ended         Ended
 December 31,    December 31,   December 31,  December 31,  December 31,  December 31,
     1999            1998           1999          1998          1999          1998
 -------------   -------------  ------------  ------------  ------------  ------------
 $  (2,107,943)  $  (1,596,579) $  3,712,004  $    551,635  $    93,175    $    6,654
     5,272,038      (1,844,850)    2,471,119     3,761,734      (89,794)         (192)
    44,474,798       7,150,268    21,316,192     5,427,106   (4,447,057)       22,793
 -------------   -------------  ------------  ------------  -----------    ----------
    47,638,893       3,708,839    27,499,315     9,740,475   (4,443,676)       29,255
 -------------   -------------  ------------  ------------  -----------    ----------
    36,495,836      59,726,669    25,895,458    27,935,594   17,050,410     1,011,345
    (9,131,942)     (5,689,823)   (5,620,294)   (2,923,122)  (1,022,417)      (12,703)
 -------------   -------------  ------------  ------------  -----------    ----------
    27,363,894      54,036,846    20,275,164    25,012,472   16,027,993       998,642
   (15,988,758)     24,916,661     2,623,332    12,284,725   17,887,362     2,738,739
       (19,608)        (16,742)      (21,564)       14,374        1,728          (138)
 -------------   -------------  ------------  ------------  -----------    ----------
    11,355,528      78,936,765    22,876,932    37,311,571   33,917,083     3,737,243
 -------------   -------------  ------------  ------------  -----------    ----------
    58,994,421      82,645,604    50,376,247    47,052,046   29,473,407     3,766,498
   169,814,354      87,168,750   101,979,213    54,927,167    3,766,498           --
 -------------   -------------  ------------  ------------  -----------    ----------
 $ 228,808,775   $ 169,814,354  $152,355,460  $101,979,213  $33,239,905    $3,766,498
 =============   =============  ============  ============  ===========    ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                           Neuberger Berman Partners       T. Rowe Price Large
                            Mid Cap Value Division         Cap Growth Division
                          ---------------------------- ----------------------------
                                        For the Period               For the Period
                          For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998
                             Ended            to          Ended            to
                          December 31,   December 31,  December 31,   December 31,
                              1999           1998          1999           1998
                          ------------  -------------- ------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 1,151,117     $    1,462   $   (96,779)    $     (264)
 Net realized gain
  (loss) from security
  transactions..........      662,939          5,610       188,181            481
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........      163,745        102,136     5,837,101        203,080
                          -----------     ----------   -----------     ----------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    1,977,801        109,208     5,928,503        203,297
                          -----------     ----------   -----------     ----------
 From capital
  transactions:
 Purchases..............   13,058,613        528,225    17,679,944      1,011,671
 Redemptions............     (748,540)        (8,079)   (1,063,352)       (15,197)
                          -----------     ----------   -----------     ----------
 Total net purchase
  payments
  (redemptions).........   12,310,073        520,146    16,616,592        996,474
 Net portfolio
  transfers.............   13,991,061      2,608,509    19,630,907      3,312,056
 Net other transfers....        7,270            (19)       (5,434)           158
                          -----------     ----------   -----------     ----------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........   26,308,404      3,128,636    36,242,065      4,308,688
                          -----------     ----------   -----------     ----------
NET CHANGE IN NET
 ASSETS.................   28,286,205      3,237,844    42,170,568      4,511,985
NET ASSETS--BEGINNING OF
 PERIOD.................    3,237,844            --      4,511,985            --
                          -----------     ----------   -----------     ----------
NET ASSETS--END OF
 PERIOD.................  $31,524,049     $3,237,844   $46,682,553     $4,511,985
                          ===========     ==========   ===========     ==========

                       See Notes To Financial Statements.

  Lehman Brothers Aggregate       Morgan Stanley EAFE
     Bond Index Division            Index Division         Russell 2000 Index Division
 --------------------------------------------------------- ----------------------------
               For the Period               For the Period               For the Period
 For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998
    Ended            to          Ended            to          Ended            to
 December 31,   December 31,  December 31,   December 31,  December 31,   December 31,
     1999           1998          1999           1998          1999           1998
 ------------  -------------- ------------  -------------- ------------  --------------
  $2,809,030     $   42,997   $   229,100     $      695   $ 1,638,064     $    4,244
    (65,373)          8,661     1,530,194          2,965       400,083            299
 (3,639,449)        (33,246)    6,558,714         94,521     9,296,566        317,216
 -----------     ----------   -----------     ----------   -----------     ----------
   (895,792)         18,412     8,318,008         98,181    11,334,713        321,759
 -----------     ----------   -----------     ----------   -----------     ----------
  44,917,262      2,383,753    26,127,439        939,109    32,650,492      1,458,407
 (2,176,680)        (16,786)   (1,184,409)        (4,888)   (1,393,965)       (10,084)
 -----------     ----------   -----------     ----------   -----------     ----------
  42,740,582      2,366,967    24,943,030        934,221    31,256,527      1,448,323
  27,995,578      5,756,045    16,362,043      2,798,711    22,368,433      4,694,140
       3,258             14         6,400             19         6,901           (195)
 -----------     ----------   -----------     ----------   -----------     ----------
  70,739,418      8,123,025    41,311,473      3,732,951    53,631,861      6,142,268
 -----------     ----------   -----------     ----------   -----------     ----------
  69,843,626      8,141,437    49,629,481      3,831,132    64,966,574      6,464,027
   8,141,437            --      3,831,132            --      6,464,027            --
 -----------     ----------   -----------     ----------   -----------     ----------
 $77,985,063     $8,141,437   $53,460,613     $3,831,132   $71,430,601     $6,464,027
 ===========     ==========   ===========     ==========   ===========     ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                  Fidelity                    Fidelity
                            Money Market Division      Equity-Income Division
                          --------------------------  --------------------------
                          For the Year  For the Year  For the Year  For the Year
                             Ended         Ended         Ended         Ended
                          December 31,  December 31,  December 31,  December 31,
                              1999          1998          1999          1998
                          ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $   144,302   $    70,816   $  4,814,776  $  5,849,442
 Net realized gain
  (loss) from security
  transactions..........          --            --       3,770,581     2,573,653
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........          --            --      (1,968,262)    3,204,174
                          -----------   -----------   ------------  ------------
 Net increase (decrease)
  in net assets
  resulting from
  operations............      144,302        70,816      6,617,095    11,627,269
                          -----------   -----------   ------------  ------------
 From capital
  transactions:
 Purchases..............    8,015,817     1,265,510     22,859,455    24,530,054
 Redemptions............   (1,757,138)   (1,516,869)    (8,066,343)   (9,385,105)
                          -----------   -----------   ------------  ------------
  Total net purchase
   payments
   (redemptions)........    6,258,679      (251,359)    14,793,112    15,144,949
 Net portfolio
  transfers.............    2,057,532     1,078,004    (15,924,137)   (5,053,322)
 Net other transfers....       (4,811)         (571)       (36,424)      (64,670)
                          -----------   -----------   ------------  ------------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........    8,311,400       826,074     (1,167,449)   10,026,957
                          -----------   -----------   ------------  ------------
NET CHANGE IN NET
 ASSETS.................    8,455,702       896,890      5,449,646    21,654,226
NET ASSETS--BEGINNING OF
 PERIOD.................    1,863,376       966,486    127,409,943   105,755,717
                          -----------   -----------   ------------  ------------
NET ASSETS--END OF
 PERIOD.................  $10,319,078   $ 1,863,376   $132,859,589  $127,409,943
                          ===========   ===========   ============  ============

                       See Notes To Financial Statements.

                                Fidelity Overseas          Fidelity Investment
Fidelity Growth Division            Division               Grade Bond Division
--------------------------  --------------------------  --------------------------
For the Year  For the Year  For the Year  For the Year  For the Year  For the Year
   Ended         Ended         Ended         Ended         Ended         Ended
December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
    1999          1998          1999          1998          1999          1998
------------  ------------  ------------  ------------  ------------  ------------
$ 16,533,435  $ 13,632,842  $   698,515   $ 1,389,339   $   401,385    $  279,415
   1,690,620     3,491,143    7,899,918       924,598        57,436        84,679
  44,508,514    24,850,739    1,741,692        42,139      (641,467)      234,217
------------  ------------  -----------   -----------   -----------    ----------
  62,732,569    41,974,724   10,340,125     2,356,076      (182,646)      598,311
------------  ------------  -----------   -----------   -----------    ----------
  29,193,313    23,670,952    3,990,736     5,122,845     1,956,738     2,187,773
 (10,933,417)  (11,519,342)  (1,453,009)   (1,927,541)     (611,744)     (810,073)
------------  ------------  -----------   -----------   -----------    ----------
  18,259,896    12,151,610    2,537,727     3,195,304     1,344,994     1,377,700
   7,609,412    (3,683,855)    (806,163)   (3,286,287)   (1,300,166)    1,086,486
     (17,359)     (105,446)    (182,955)       (8,379)       (9,037)       (7,460)
------------  ------------  -----------   -----------   -----------    ----------
  25,851,949     8,362,309    1,548,609       (99,362)       35,791     2,456,726
------------  ------------  -----------   -----------   -----------    ----------
  88,584,518    50,337,033   11,888,734     2,256,714      (146,855)    3,055,037
 156,924,996   106,587,963   23,192,129    20,935,415     9,432,141     6,377,104
------------  ------------  -----------   -----------   -----------    ----------
$245,509,514  $156,924,996  $35,080,863   $23,192,129   $ 9,285,286    $9,432,141
============  ============  ===========   ===========   ===========    ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                  Fidelity                 Calvert Social          Calvert Social Mid Cap
                           Asset Manager Division         Balanced Division            Growth Division
                          --------------------------  --------------------------  -------------------------
                          For the Year  For the Year  For the Year  For the Year  For the Year For the Year
                             Ended         Ended         Ended         Ended         Ended        Ended
                          December 31,  December 31,  December 31,  December 31,  December 31, December 31,
                              1999          1998          1999          1998          1999         1998
                          ------------  ------------  ------------  ------------  ------------ ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 3,551,516   $ 5,718,492   $ 4,603,912   $ 2,803,917    $  548,235   $  763,151
 Net realized gain
  (loss) from security
  transactions..........      807,833       860,649       603,710       404,517       276,373      200,832
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........    1,127,977       149,631        13,211     2,341,578      (349,562)     395,768
                          -----------   -----------   -----------   -----------    ----------   ----------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    5,487,326     6,728,772     5,220,833     5,550,012       475,046    1,359,751
                          -----------   -----------   -----------   -----------    ----------   ----------
 From capital
  transactions:
 Purchases..............    8,191,507     8,448,368     7,293,509     7,171,631     1,644,955    1,423,352
 Redemptions............   (3,989,450)   (3,988,838)   (1,876,553)   (1,653,370)     (242,225)    (451,262)
                          -----------   -----------   -----------   -----------    ----------   ----------
 Total net purchase
  payments
  (redemptions).........    4,202,057     4,459,530     5,416,956     5,518,261     1,402,730      972,090
 Net portfolio
  transfers.............   (4,054,499)   (2,379,056)   (1,485,236)       80,963      (806,101)     485,270
 Net other transfers....      (60,514)   (2,755,577)      (12,300)     (149,713)       (1,935)     (61,198)
                          -----------   -----------   -----------   -----------    ----------   ----------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........       87,044      (675,103)    3,919,420     5,449,511       594,694    1,396,162
                          -----------   -----------   -----------   -----------    ----------   ----------
NET CHANGE IN NET
 ASSETS.................    5,574,370     6,053,669     9,140,253    10,999,523     1,069,740    2,755,913
NET ASSETS--BEGINNING OF
 PERIOD.................   54,598,660    48,544,991    45,161,803    34,162,280     6,943,606    4,187,693
                          -----------   -----------   -----------   -----------    ----------   ----------
NET ASSETS--END OF
 PERIOD.................  $60,173,030   $54,598,660   $54,302,056   $45,161,803    $8,013,346   $6,943,606
                          ===========   ===========   ===========   ===========    ==========   ==========

                       See Notes To Financial Statements.

                     Metropolitan Life Separate Account E

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

Metropolitan Life Separate Account E (the "Separate Account") is a multi-division unit investment trust registered under the Investment Company Act of 1940. Seventeen investment divisions correspond to the State Street Research Growth, State Street Research Income, State Street Research Money Market, State Street Research Diversified, State Street Research Aggressive Growth, MetLife Stock Index, Santander International Stock, Loomis Sayles High Yield Bond, Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity, Harris Oakmark Large Cap Value, Neuberger Berman Partners Mid Cap Value, T. Rowe Price Large Cap Growth, Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, and Russell 2000 Index Portfolios of the Metropolitan Series Fund, Inc. (the "Fund"). The assets in the Variable B, Variable C, and Variable D Divisions are restricted to investing in the Growth Portfolio of the Fund.

The Fidelity Money Market, Equity-Income, Growth, Overseas, Investment Grade Bond, and Asset Manager Divisions correspond to the Money Market, Equity-Income, Growth, Overseas, Investment Grade Bond, and Asset Manager Portfolios of Fidelity's Variable Insurance Products Fund and Fidelity's Variable Insurance Products Fund II ("Fidelity").

The Calvert Social Balanced Division and Calvert Social Mid-Cap Growth Division correspond to the Calvert Social Balanced Portfolio and Calvert Social Mid-Cap Growth Portfolio, respectively, of the Calvert Variable Series, Inc. ("Calvert"). Each portfolio has specific objectives relative to growth of capital and income.

The Separate Account was formed by Metropolitan Life Insurance Company ("Metropolitan Life") on September 27, 1983, and registered as a unit investment trust on April 6, 1984. The assets of the Separate Account are the property of Metropolitan Life.

A summary of significant accounting policies, all of which are in accordance with generally accepted accounting principles, is set forth below:

1. SIGNIFICANT ACCOUNTING POLICIES

  A. Valuation of Investments

    Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios. The method used to value the Fund's investments at December 31, 1999 are described in the Fund's 1999 Annual Report.

    Investments in shares of Fidelity are valued at the reported net asset values of the respective portfolios. The methods used to value Fidelity's investments at December 31, 1999 are described in Fidelity's 1999 Annual Report.

    Investments in shares of Calvert are valued at the reported net asset value of the Calvert Social Balanced Portfolio and Calvert Social Mid-Cap Growth Portfolio. The methods used to value Calvert's investments at December 31, 1999 are described in Calvert's 1999 Annual Report.

  B. Security Transactions

    Purchases and sales are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.
  C. Federal Income Taxes

    In the opinion of counsel of Metropolitan Life, the Separate Account will be treated as a part of Metropolitan Life and its operations, and the Separate Account will not be taxed separately as a "regulated investment company" under existing law. Metropolitan Life is taxed as a life insurance company. The contracts permit Metropolitan Life to charge against the Separate Account any taxes, attributable to the maintenance or operation of the Separate Account. Metropolitan Life does not anticipate, under existing law, that any federal income taxes will be charged against the Separate Account in determining the value of amounts under a contract.

D. Purchase Payments

  Purchase payments received by Metropolitan Life are credited as Accumulation Units as of the end of the valuation period in which received, as provided in the prospectus.

E. Accumulation Units

  As of December 31, 1999, there were 424,599,147 Accumulation Units outstanding, which consisted of:

                                                                    Accumulation
   Division                                                            Units
   --------                                                         ------------
   State Street Research Growth Division...........................  68,186,817
   State Street Research Income Division...........................  20,028,295
   State Street Research Money Market Division.....................     766,554
   State Street Research Diversified Division......................  81,803,533
   State Street Research Aggressive Growth Division................  34,476,844
   MetLife Stock Index Division....................................  86,194,645
   Santander International Stock Division..........................  14,166,000
   Loomis Sayles High Yield Bond Division..........................   4,939,193
   Janus Mid Cap Division..........................................  46,723,767
   T. Rowe Price Small Cap Growth Division.........................  15,032,736
   Scudder Global Equity Division..................................   9,905,262
   Harris Oakmark Large Cap Value Division.........................   3,705,619
   Neuberger Berman Partners Mid Cap Value Division................   2,517,069
   T. Rowe Price Large Cap Growth Division.........................   3,509,482
   Lehman Brothers Aggregate Bond Index Division...................   7,899,005
   Morgan Stanley EAFE Index Division..............................   4,009,779
   Russell 2000 Index Division.....................................   5,590,923
   Fidelity Money Market Division..................................     756,966
   Fidelity Equity-Income Division.................................   3,703,407
   Fidelity Growth Division........................................   4,417,859
   Fidelity Overseas Division......................................   1,220,096
   Fidelity Investment Grade Bond Division.........................     560,146
   Fidelity Asset Manager Division.................................   2,253,306
   Calvert Social Balanced Division................................   1,948,896
   Calvert Social Mid-Cap Growth Division..........................     282,948

  In addition to the above mentioned Accumulation Units, there were cash reserves applicable to contracts receiving annuity payout under the Variable Account B Division and cash reserves for Preference Plus (PPA) Immediate Annuities.

   Variable Account B Division..................................... $ 2,915,679
   Cash Reserves for PPA Immediate Annuities....................... $42,968,371

2. DIVIDENDS

  The amount of dividends received by the Separate Account during the year were $952,895,633. The dividends were paid to Metropolitan Life and were immediately reinvested in additional shares of the portfolio in which each of the investment divisions invest. As a result of these reinvestments, number of shares held by each of the investment divisions increased by the following:

   Division:                                                            Shares
   ---------                                                          ----------
   State Street Research Growth Division.............................  8,285,667
   State Street Research Income Division.............................  2,186,881
   State Street Research Money Market Division.......................     65,195
   State Street Research Diversified Division........................ 11,683,635
   Variable B Division...............................................    267,238
   Variable C Division...............................................      9,905
   Variable D Division...............................................        116
   State Street Research Aggressive Growth Division..................    809,854
   MetLife Stock Index Division......................................  4,707,799
   Santander International Stock Division............................  3,044,329
   Loomis Sayles High Yield Bond Division............................    478,479
   Janus Mid Cap Division............................................  2,638,977
   T. Rowe Price Small Cap Growth Division...........................         --
   Scudder Global Equity Division....................................    370,368
   Harris Oakmark Large Cap Value Division...........................     40,140
   Neuberger Berman Partners Mid Cap Value Division..................    119,910
   T. Rowe Price Large Cap Growth Division...........................     14,207
   Lehman Brothers Aggregate Bond Index Division.....................    356,913
   Morgan Stanley EAFE Index Division................................     43,409
   Russell 2000 Index Division.......................................    176,227
   Fidelity Money Market Division....................................    179,961
   Fidelity Equity-Income Division...................................    254,791
   Fidelity Growth Division..........................................    440,739
   Fidelity Overseas Division........................................     49,075
   Fidelity Investment Grade Bond Division...........................     39,942
   Fidelity Asset Manager Division...................................    241,672
   Calvert Social Balanced Division..................................  2,389,497
   Calvert Social Mid-Cap Growth Division............................     20,634

3. EXPENSES

  Metropolitan Life applies a daily charge against the Separate Account for general administrative expenses and for the mortality and expense risk assumed by Metropolitan Life. This charge is equivalent to an effective annual rate of 1.5% of the average daily values of the assets in the Separate Account for VestMet contracts and 1.25% for Preference Plus contracts. Of this charge, Metropolitan Life estimates .75% is for general administrative expenses for VestMet contracts and .50% is for Preference Plus contracts and .75% is for the mortality and expense risk on both contracts. However, for the enhanced and Financial Freedom Account Contracts, the charge is equivalent to an effective annual rate of .95% of the average daily value of the assets for these contracts. Of this charge, Metropolitan Life estimates .20% is for general administrative expenses and .75% is for mortality and expense risk. The Variable B, C, and D contracts are charged for administrative expenses and mortality and expense risk according to the rates under their respective contracts.

4. NEW DIVISIONS

  On November 9, 1998, six divisions were added to the Separate Account:
  Harris Oakmark Large Cap Value Division, Neuberger Berman Partners Mid Cap Value Division, T. Rowe Price Large Cap Growth Division, Lehman Brothers Aggregate Bond Index Division, Morgan Stanley EAFE Index Division, and Russell 2000 Index Division.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

METROPOLITAN LIFE INSURANCE COMPANY
Independent Auditors' Report................................
Consolidated Statements of Income for the years ended
  December 31, 1999, 1998 and 1997..........................
Consolidated Balance Sheets at December 31, 1999 and 1998...
Consolidated Statements of Equity for the years ended
  December 31, 1999, 1998 and 1997..........................
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................
Notes to Consolidated Financial Statements..................

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Policyholders of
Metropolitan Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metropolitan Life Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

New York, New York
February 7, 2000

                      METROPOLITAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                               1999       1998       1997
                                                               ----       ----       ----
REVENUES
Premiums....................................................  $12,088    $11,503    $11,278
Universal life and investment-type product policy fees......    1,438      1,360      1,418
Net investment income.......................................    9,816     10,228      9,491
Other revenues..............................................    2,154      1,994      1,491
Net realized investment gains (losses) (net of amounts
  allocable to other accounts of $(67), $608 and $231,
  respectively).............................................      (70)     2,021        787
                                                              -------    -------    -------
                                                               25,426     27,106     24,465
                                                              -------    -------    -------
EXPENSES
Policyholder benefits and claims (excludes amounts directly
  related to net realized investment gains (losses) of
  $(21), $368 and $161, respectively).......................   13,105     12,638     12,403
Interest credited to policyholder account balances..........    2,441      2,711      2,878
Policyholder dividends......................................    1,690      1,651      1,742
Other expenses (excludes amounts directly related to net
  realized investment gains (losses) of $(46), $240 and $70,
  respectively).............................................    6,755      8,019      5,771
                                                              -------    -------    -------
                                                               23,991     25,019     22,794
                                                              -------    -------    -------
Income before provision for income taxes and extraordinary
  item......................................................    1,435      2,087      1,671
Provision for income taxes..................................      593        740        468
                                                              -------    -------    -------
Income before extraordinary item............................      842      1,347      1,203
Extraordinary item -- demutualization expense...............      225          4         --
                                                              -------    -------    -------
Net income..................................................  $   617    $ 1,343    $ 1,203
                                                              =======    =======    =======

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                                 (IN MILLIONS)

                                                                1999        1998
                                                                ----        ----
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value........  $ 96,981    $100,767
  Equity securities, at fair value..........................     2,006       2,340
  Mortgage loans on real estate.............................    19,739      16,827
  Real estate and real estate joint ventures................     5,649       6,287
  Policy loans..............................................     5,598       5,600
  Other limited partnership interests.......................     1,331       1,047
  Short-term investments....................................     3,055       1,369
  Other invested assets.....................................     1,501       1,484
                                                              --------    --------
                                                               135,860     135,721

Cash and cash equivalents...................................     2,789       3,301
Accrued investment income...................................     1,725       1,994
Premiums and other receivables..............................     6,681       5,972
Deferred policy acquisition costs...........................     8,492       6,538
Deferred income taxes.......................................       603          --
Other.......................................................     4,141       3,752
Separate account assets.....................................    64,941      58,068
                                                              --------    --------
                                                              $225,232    $215,346
                                                              ========    ========
LIABILITIES AND EQUITY
Liabilities:
Future policy benefits......................................  $ 73,582    $ 72,701
Policyholder account balances...............................    45,901      46,494
Other policyholder funds....................................     4,498       4,061
Policyholder dividends payable..............................       974         947
Short-term debt.............................................     4,208       3,585
Long-term debt..............................................     2,514       2,903
Current income taxes payable................................       548         403
Deferred income taxes payable...............................        --         545
Other.......................................................    14,376      10,772
Separate account liabilities................................    64,941      58,068
                                                              --------    --------
                                                               211,542     200,479
                                                              --------    --------

Commitments and contingencies (Note 9)

Equity:
Retained earnings...........................................    14,100      13,483
Accumulated other comprehensive income (loss)...............      (410)      1,384
                                                              --------    --------
                                                                13,690      14,867
                                                              --------    --------
                                                              $225,232    $215,346
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                                    ACCUMULATED OTHER
                                                                               COMPREHENSIVE INCOME (LOSS)
                                                                        -----------------------------------------
                                                                             NET           FOREIGN      MINIMUM
                                                                          UNREALIZED      CURRENCY      PENSION
                                             COMPREHENSIVE   RETAINED     INVESTMENT     TRANSLATION   LIABILITY
                                    TOTAL    INCOME (LOSS)   EARNINGS   GAINS (LOSSES)   ADJUSTMENT    ADJUSTMENT
                                    -----    -------------   --------   --------------   -----------   ----------
Balance at January 1, 1997.......  $11,983                   $10,937       $ 1,028          $  18         $ --
Comprehensive income:
  Net income.....................    1,203      $ 1,203        1,203
                                                -------
  Other comprehensive income:
    Unrealized investment gains,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                   870                        870
    Foreign currency translation
      adjustments................                   (49)                                      (49)
                                                -------
    Other comprehensive income...      821          821
                                                -------
  Comprehensive income...........               $ 2,024
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1997.....   14,007                    12,140         1,898            (31)          --
Comprehensive income:
  Net income.....................    1,343      $ 1,343        1,343
                                                -------
  Other comprehensive loss:
    Unrealized investment losses,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                  (358)                      (358)
    Foreign currency translation
      adjustments................                  (113)                                     (113)
    Minimum pension liability
      adjustment.................                   (12)                                                   (12)
                                                -------
    Other comprehensive loss.....     (483)        (483)
                                                -------
  Comprehensive income...........               $   860
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1998.....   14,867                    13,483         1,540           (144)         (12)
Comprehensive loss:
  Net income.....................      617      $   617          617
                                                -------
  Other comprehensive loss:
    Unrealized investment losses,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                (1,837)                    (1,837)
    Foreign currency translation
      adjustments................                    50                                        50
    Minimum pension liability
      adjustment.................                    (7)                                                    (7)
                                                -------
    Other comprehensive loss.....   (1,794)      (1,794)
                                                -------
  Comprehensive loss.............               $(1,177)
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1999.....  $13,690                   $14,100       $  (297)         $ (94)        $(19)
                                   =======                   =======       =======          =====         ====

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                1999        1998        1997
                                                                ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $    617    $  1,343    $  1,203
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization expenses..................       173          56         (36)
    (Gains) losses from sales of investments and businesses,
      net...................................................       137      (2,629)     (1,018)
    Change in undistributed income of real estate joint
      ventures and other limited partnership interests......      (322)        (91)        157
    Interest credited to policyholder account balances......     2,441       2,711       2,878
    Universal life and investment-type product policy
      fees..................................................    (1,438)     (1,360)     (1,418)
    Change in accrued investment income.....................       269        (181)       (215)
    Change in premiums and other receivables................      (619)     (2,681)       (792)
    Change in deferred policy acquisition costs, net........      (389)       (188)       (159)
    Change in insurance related liabilities.................     2,248       1,481       2,364
    Change in income taxes payable..........................        22         251         (99)
    Change in other liabilities.............................       857       2,390        (206)
    Other, net..............................................      (131)       (260)        213
                                                              --------    --------    --------
Net cash provided by operating activities...................     3,865         842       2,872
                                                              --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
    Fixed maturities........................................    73,120      57,857      75,346
    Equity securities.......................................       760       3,085       1,821
    Mortgage loans on real estate...........................     1,992       2,296       2,784
    Real estate and real estate joint ventures..............     1,062       1,122       2,046
    Other limited partnership interests.....................       469         146         166
  Purchases of:
    Fixed maturities........................................   (72,253)    (67,543)    (76,603)
    Equity securities.......................................      (410)       (854)     (2,121)
    Mortgage loans on real estate...........................    (4,395)     (2,610)     (4,119)
    Real estate and real estate joint ventures..............      (341)       (423)       (624)
    Other limited partnership interests.....................      (465)       (723)       (338)
  Net change in short-term investments......................    (1,577)       (761)         63
  Net change in policy loans................................         2         133          17
  Purchase of businesses, net of cash received..............    (2,972)         --        (430)
  Proceeds from sales of businesses.........................        --       7,372         135
  Net change in investment collateral.......................     2,692       3,769          --
  Other, net................................................       (73)       (183)        191
                                                              --------    --------    --------
Net cash provided by (used in) investing activities.........    (2,389)      2,683      (1,666)
                                                              --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
    Deposits................................................    18,428      19,361      16,061
    Withdrawals.............................................   (20,650)    (21,706)    (18,831)
  Short-term debt, net......................................       623      (1,002)      1,265
  Long-term debt issued.....................................        44         693         989
  Long-term debt repaid.....................................      (433)       (481)       (104)
                                                              --------    --------    --------
Net cash used in financing activities.......................    (1,988)     (3,135)       (620)
                                                              --------    --------    --------
Change in cash and cash equivalents.........................      (512)        390         586
Cash and cash equivalents, beginning of year................     3,301       2,911       2,325
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $  2,789    $  3,301    $  2,911
                                                              ========    ========    ========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest..................................................  $    388    $    367    $    422
                                                              ========    ========    ========
  Income taxes..............................................  $    587    $    579    $    589
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

     Metropolitan Life Insurance Company ("MetLife") and its subsidiaries (the "Company") is a leading provider of insurance and financial services to a broad section of institutional and individual customers. The Company offers life insurance, annuities and mutual funds to individuals and group insurance and retirement and savings products and services to corporations and other institutions.

  PLAN OF REORGANIZATION

     On September 28, 1999, the board of directors of MetLife adopted, pursuant to the New York Insurance Law, a plan of reorganization, and subsequently adopted amendments to the plan, pursuant to which MetLife proposes to convert from a mutual life insurance company to a stock life insurance company and become a wholly-owned subsidiary of MetLife, Inc. The plan was approved by MetLife's voting policyholders on February 7, 2000. The plan will become effective at such time as the New York Superintendent of Insurance ("Superintendent") approves it based on finding, among other things, that the plan is fair and equitable to policyholders. The plan requires an initial public offering of common stock and provides for other capital raising transactions on the effective date of the plan.

     On the date the plan of reorganization becomes effective, each policyholder's membership interest will be extinguished and each eligible policyholder will be entitled to receive, in exchange for that interest, trust interests representing shares of common stock of MetLife, Inc. to be held in a trust, cash or an adjustment to their policy values in the form of policy credits, as provided in the plan. In addition, when MetLife demutualizes, MetLife's Canadian branch will make cash payments to holders of certain policies transferred to Clarica Life Insurance Company ("Clarica Life") in connection with the sale of a substantial portion of MetLife's Canadian operations in 1998. See Note 9.

     The plan of reorganization requires that MetLife establish and operate a closed block for the benefit of holders of certain individual life insurance policies of MetLife. Assets will be allocated to the closed block in an amount that is expected to produce cash flows which, together with anticipated revenue from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of these policies included in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience relating to the closed block are, in the aggregate, more or less favorable than assumed in establishing the closed block, total dividends paid to the closed block policyholders in the future may be greater than or less than which would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. The closed block will continue in effect until the last policy in the closed block is no longer in force.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The accounting principles to account for the participating policies included in the closed block will be those used prior to the date of the demutualization. However, a policyholder dividend obligation will be established for earnings that will be paid to policyholders as additional dividends in the amounts described below, unless these earnings are offset by future unfavorable experience in the closed block. Although all of the cash flows of the closed block are for the benefit of closed block policyholders, the excess of closed block liabilities over closed block assets at the effective date will represent the estimated maximum future contributions from the closed block expected to be reported in income as the contribution from the closed block after income taxes. The contribution from the closed block will be recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative contributions from the closed block will approximately equal the expected cumulative contributions, due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative contribution from the closed block is greater than the expected cumulative contribution from the closed block, the expected cumulative contribution will be recognized in income with the excess recorded as a policyholder dividend obligation, because the excess of the actual cumulative contribution from the closed block over the expected cumulative contribution will be paid to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative contribution from the closed block is less than the expected cumulative contribution from the closed block, the actual contribution will be recognized in income. However, dividends in the future may be changed, which would be intended to increase future actual contribution until the actual contribution equal the expected cumulative contribution.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The New York State Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determination.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining deferred policy acquisition costs, investment allowances and the liability for future policyholder benefits. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of MetLife and its subsidiaries, partnerships and joint ventures in which MetLife has a majority voting interest or general partner interest with limited removal rights by limited partners. All material intercompany accounts and transactions have been eliminated.

     The Company accounts for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but more than a minimal interest, under the equity method of accounting.

     Minority interest related to consolidated entities included in other liabilities was $245 and $274 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 1999 presentation.

  INVESTMENTS

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as realized losses on investments. Realized gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

     Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the net carrying value amount of the loan based on the loan's effective interest rate.

     Real estate, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized losses on investments. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

  DERIVATIVE INSTRUMENTS

     The Company uses derivative instruments to manage market risk through one of four principal risk management strategies: the hedging of invested assets, liabilities, portfolios of assets or liabilities and anticipated transactions. The Company's derivative strategy employs a variety of instruments including financial futures, financial forwards, interest rate and foreign currency swaps, floors, foreign exchange contracts, caps and options.

     The Company's derivative program is monitored by senior management. The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments and, with respect to over-the-counter transactions, from the possible inability of counterparties to meet the terms of the contracts. The Company has strict policies regarding the financial stability and credit standing of its major counterparties.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Company's derivative instruments are designated as hedges and are highly correlated to the underlying risk at contract inception. The Company monitors the effectiveness of its hedges throughout the contract term using an offset ratio of 80 to 125 percent as its minimum acceptable threshold for hedge effectiveness. Derivative instruments that lose their effectiveness are marked to market through net investment income.

     Gains or losses on financial futures contracts entered into in anticipation of investment transactions are deferred and, at the time of the ultimate investment purchase or disposition, recorded as an adjustment to the basis of the purchased assets or to the proceeds on disposition. Gains or losses on financial futures used in asset risk management are deferred and amortized into net investment income over the remaining term of the investment. Gains or losses on financial futures used in portfolio risk management are deferred and amortized into net investment income or policyholder benefits over the remaining life of the hedged sector of the underlying portfolio.

     Financial forward contracts that are entered into to purchase securities are marked to fair value through other comprehensive income (loss), similar to the accounting for the investment security. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the contracted value. Gains or losses resulting from the termination of forward contracts are recognized immediately as a component of net investment income.

     Interest rate and certain foreign currency swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the term of the swap agreement as an adjustment to net investment income or other expense. Gains or losses resulting from swap terminations are amortized over the remaining term of the underlying asset or liability. Gains and losses on swaps and certain foreign forward exchange contracts entered into in anticipation of investment transactions are deferred and, at the time of the ultimate investment purchase or disposition, reflected as an adjustment to the basis of the purchased assets or to the proceeds of disposition. In the event the asset or liability underlying a swap is disposed of, the swap position is closed immediately and any gain or loss is recorded as an adjustment to the proceeds from disposition.

     The Company periodically enters into collars, which consist of purchased put and written call options, to lock in unrealized gains on equity securities. Collars are marked to market through other comprehensive income (loss), similar to the accounting for the underlying equity securities. Purchased interest rate caps and floors are used to offset the risk of interest rate changes related to insurance liabilities. Premiums paid on floors, caps and options are split into two components, time value and intrinsic value. Time value is amortized over the life of the applicable derivative instrument. The intrinsic value and any gains or losses relating to these derivative instruments adjust the basis of the underlying asset or liability and are recognized as a component of net investment income over the term of the underlying asset or liability being hedged as an adjustment to the yield.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                      METROPOLITAN LIFE INSURANCE COMPANY

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. Estimated lives range from 20 to 40 years for real estate and 5 to 15 years for all other property and equipment. Accumulated depreciation of property and equipment and accumulated amortization on leasehold improvements was $1,130 and $1,098 at December 31, 1999 and 1998, respectively. Related depreciation and amortization expense was $103, $116 and $103 for the years ended December 31, 1999, 1998 and 1997, respectively.

  DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception of the contracts. Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Deferred policy acquisition costs related to internally replaced contracts are expensed at date of replacement.

     Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

     On September 28, 1999, the Company's Board of Directors adopted a plan of reorganization. Consequently, in the fourth quarter of 1999, the Company was able to commit to state insurance regulatory authorities that it would establish investment sub-segments to further align investments with the traditional individual life business of the Individual segment. As a result, future dividends for the traditional individual life business will be determined based on the results of the new investment sub-segments. Additionally, estimated future gross margins used to determine amortization of deferred policy acquisition costs and the amount of unrealized investment gains and losses relating to these products are based on investments in the new sub-segments. Using the investments in the sub-segments to determine estimated gross margins and unrealized investment gains and losses increased 1999 amortization of deferred policy acquisition costs by $56 (net of income taxes of $32) and decreased other comprehensive loss in 1999 by $123 (net of income taxes of $70).

                      METROPOLITAN LIFE INSURANCE COMPANY

     Information regarding deferred policy acquisition costs is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1999       1998      1997
                                                         ----       ----      ----
Balance at January 1..................................  $ 6,538    $6,436    $7,227
Capitalized during the year...........................    1,160     1,025     1,000
                                                        -------    ------    ------
     Total............................................    7,698     7,461     8,227
                                                        -------    ------    ------
Amortization allocated to:
  Net realized investment gains (losses)..............      (46)      240        70
  Unrealized investment gains (losses)................   (1,628)     (216)      727
  Other expenses......................................      862       587       771
                                                        -------    ------    ------
     Total amortization...............................     (812)      611     1,568
                                                        -------    ------    ------
Dispositions and other................................      (18)     (312)     (223)
                                                        -------    ------    ------
Balance at December 31................................  $ 8,492    $6,538    $6,436
                                                        =======    ======    ======

     Amortization of deferred policy acquisition costs is allocated to (1) realized investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (2) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been realized and (3) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

     Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

  INTANGIBLE ASSETS

     The excess of cost over the fair value of net assets acquired ("goodwill") and other intangible assets, including the value of business acquired, are included in other assets. Goodwill is amortized on a straight-line basis over a period ranging from 10 to 30 years. The Company continually reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results if a permanent diminution in value is deemed to have occurred. Other intangible assets are amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

                      METROPOLITAN LIFE INSURANCE COMPANY

                                              GOODWILL           OTHER INTANGIBLE ASSETS
                                        --------------------    --------------------------
                                        1999    1998    1997     1999      1998      1997
                                        ----    ----    ----     ----      ----      ----
YEARS ENDED DECEMBER 31
Net Balance at January 1..............  $404    $359    $136    $1,006    $1,055    $  767
Acquisitions..........................   237      67     240       156        39       355
Amortization..........................   (30)    (22)    (17)     (114)      (88)      (67)
                                        ----    ----    ----    ------    ------    ------
Net Balance at December 31............  $611    $404    $359    $1,048    $1,006    $1,055
                                        ====    ====    ====    ======    ======    ======
DECEMBER 31
Accumulated amortization..............  $118    $ 88            $  392    $  278
                                        ====    ====            ======    ======

  FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (a) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 10%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (b) the liability for terminal dividends and (c) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

     Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 8%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 10%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 10%.

     Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 2% to 17%, less expenses, mortality charges and withdrawals.

     The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. Revisions of these estimates are included in operations in the year such refinements are made.

  RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

     Premiums related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

  DIVIDENDS TO POLICYHOLDERS

     Dividends to policyholders are determined annually by the board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by MetLife and its insurance subsidiaries.

  DIVIDEND RESTRICTIONS

     MetLife, when it converts from a mutual life insurance company to a stock life insurance company, may be restricted as to the amounts it may pay as dividends to MetLife, Inc. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The Department has established informal guidelines for the Superintendent's determinations which focus upon, among other things, the overall financial condition and profitability of the insurer under statutory accounting practices.

  PARTICIPATING BUSINESS

     Participating business represented approximately 19% and 21% of the Company's life insurance in-force, and 84% and 81% of the number of life insurance policies in-force, at December 31, 1999 and 1998, respectively. Participating policies represented approximately 42% and 44%, 39% and 40%, and 41% and 41% of gross and net life insurance premiums for the years ended December 31, 1999, 1998 and 1997, respectively.

  INCOME TAXES

     MetLife and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code, as amended (the "Code"). Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. MetLife will not be subject to the equity tax when it converts to a stock life insurance company. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

  REINSURANCE

     The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from

                      METROPOLITAN LIFE INSURANCE COMPANY
reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

  SEPARATE ACCOUNTS

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues. See Note 6.

  FOREIGN CURRENCY TRANSLATION

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported in other expenses and were insignificant for all years presented.

  EXTRAORDINARY ITEM -- DEMUTUALIZATION EXPENSE

     The accompanying consolidated statements of income include extraordinary charges of $225 (net of income taxes of $35) and $4 (net of income taxes of $2) for the years ended December 31, 1999 and 1998, respectively, related to costs associated with the demutualization.

  APPLICATION OF ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 broadly defines start-up activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of SOP 98-5 did not have a material effect on the Company's consolidated financial statements.

     Effective January 1, 1999, the Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. Adoption of the provisions of SOP 98-1 had the effect of increasing other assets by $82 at December 31, 1999.

     Effective January 1, 1999, the Company adopted SOP 97-3, Accounting for Insurance and Other Enterprises for Insurance Related Assessments ("SOP 97-3"). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related

                      METROPOLITAN LIFE INSURANCE COMPANY
assessments. Adoption of SOP 97-3 did not have a material effect on the Company's consolidated financial statements.

     In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125") which were deferred by SFAS 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The deferred provisions provide accounting and reporting standards related to repurchase agreements, dollar rolls, securities lending and similar transactions. Adoption of the provisions had the effect of increasing assets and liabilities by $3,769 at December 31, 1998 and increasing other revenues and other expenses by $266 for the year ended December 31, 1998.

     During 1997, the Company changed to the retrospective interest method of accounting for investment income on structured notes in accordance with Emerging Issues Task Force Consensus No. 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes. This accounting change increased 1997 net investment income by $175, which included an immaterial amount related to prior years.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. The Company is in the process of quantifying the impact of SFAS 133 on its consolidated financial statements.

     In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing or underwriting risk and 4) have an indeterminate risk. The Company is required to adopt SOP 98-7 as of January 1, 2000. Adoption of SOP 98-7 is not expected to have a material effect on the Company's consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

2. INVESTMENTS

     The components of net investment income were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Fixed maturities....................................  $ 6,766    $ 6,563    $ 6,445
Equity securities...................................       40         78         50
Mortgage loans on real estate.......................    1,479      1,572      1,684
Real estate and real estate joint ventures..........    1,426      1,529      1,718
Policy loans........................................      340        387        368
Other limited partnership interests.................      199        196        302
Cash, cash equivalents and short-term investments...      173        187        169
Other...............................................      501        841        368
                                                      -------    -------    -------
                                                       10,924     11,353     11,104
Less: Investment expenses...........................    1,108      1,125      1,613
                                                      -------    -------    -------
                                                      $ 9,816    $10,228    $ 9,491
                                                      =======    =======    =======

     Net realized investment gains (losses), including changes in valuation allowances, were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                          -------------------------
                                                          1999      1998      1997
                                                          ----      ----      ----
Fixed maturities........................................  $(538)   $  573    $  118
Equity securities.......................................     99       994       224
Mortgage loans on real estate...........................     28        23        56
Real estate and real estate joint ventures..............    265       424       446
Other limited partnership interests.....................     33        13        12
Sales of businesses.....................................     --       531       139
Other...................................................    (24)       71        23
                                                          -----    ------    ------
                                                           (137)    2,629     1,018
Amounts allocable to:
  Future policy benefit loss recognition................     --      (272)     (126)
  Deferred policy acquisition costs.....................     46      (240)      (70)
  Participating contracts...............................     21       (96)      (35)
                                                          -----    ------    ------
                                                          $ (70)   $2,021    $  787
                                                          =====    ======    ======

     Realized investment gains (losses) have been reduced by (1) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, (2) deferred policy acquisition cost amortization to the extent that such amortization results from realized investment gains and losses, and (3) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholders' accounts. This presentation may not be comparable to presentations made by other insurers.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Fixed maturities....................................  $(1,828)   $ 4,809    $ 4,766
Equity securities...................................      875        832      1,605
Other invested assets...............................      165        154        294
                                                      -------    -------    -------
                                                         (788)     5,795      6,665
                                                      -------    -------    -------
Amounts allocable to:
  Future policy benefit loss recognition............     (249)    (2,248)    (2,189)
  Deferred policy acquisition costs.................      697       (931)    (1,147)
  Participating contracts...........................     (118)      (212)      (312)
Deferred income taxes...............................      161       (864)    (1,119)
                                                      -------    -------    -------
                                                          491     (4,255)    (4,767)
                                                      -------    -------    -------
                                                      $  (297)   $ 1,540    $ 1,898
                                                      =======    =======    =======

     The changes in net unrealized investment gains (losses) were as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1999       1998      1997
                                                         ----       ----      ----
Balance at January 1..................................  $ 1,540    $1,898    $1,028
Unrealized investment gains (losses) during the
  year................................................   (6,583)     (870)    3,402
Unrealized investment (gains) losses relating to:
  Future policy benefit loss recognition..............    1,999       (59)     (970)
  Deferred policy acquisition costs...................    1,628       216      (727)
  Participating contracts.............................       94       100      (303)
Deferred income taxes.................................    1,025       255      (532)
                                                        -------    ------    ------
Balance at December 31................................  $  (297)   $1,540    $1,898
                                                        =======    ======    ======
Net change in unrealized investment gains (losses)....  $(1,837)   $ (358)   $  870
                                                        =======    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

  FIXED MATURITIES AND EQUITY SECURITIES

     Fixed maturities and equity securities at December 31, 1999 were as follows:

                                             COST OR     GROSS UNREALIZED
                                            AMORTIZED    ----------------    ESTIMATED
                                              COST        GAIN      LOSS     FAIR VALUE
                                            ---------     ----      ----     ----------
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies..........   $ 5,990     $  456    $  147     $ 6,299
     States and political subdivisions....     1,583          4        45       1,542
     Foreign governments..................     4,090        210        94       4,206
     Corporate............................    47,505        585     1,913      46,177
     Mortgage and asset-backed
       securities.........................    27,396        112       847      26,661
     Other................................    12,235        313       462      12,086
                                             -------     ------    ------     -------
                                              98,799      1,680     3,508      96,971
  Redeemable preferred stocks.............        10         --        --          10
                                             -------     ------    ------     -------
                                             $98,809     $1,680    $3,508     $96,981
                                             =======     ======    ======     =======
Equity Securities:
  Common stocks...........................   $   980     $  921    $   35     $ 1,866
  Nonredeemable preferred stocks..........       151         --        11         140
                                             -------     ------    ------     -------
                                             $ 1,131     $  921    $   46     $ 2,006
                                             =======     ======    ======     =======

     Fixed maturities and equity securities at December 31, 1998 were as follows:

                                             COST OR     GROSS UNREALIZED
                                            AMORTIZED    -----------------    ESTIMATED
                                              COST        GAIN       LOSS     FAIR VALUE
                                            ---------     ----       ----     ----------
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies..........   $ 6,640     $1,117      $ 10      $  7,747
     States and political subdivisions....       597         26        --           623
     Foreign governments..................     3,435        254        88         3,601
     Corporate............................    46,377      2,471       260        48,588
     Mortgage and asset-backed
       securities.........................    26,456        569        46        26,979
     Other................................    12,438      1,069       293        13,214
                                             -------     ------      ----      --------
                                              95,943      5,506       697       100,752
  Redeemable preferred stocks.............        15         --        --            15
                                             -------     ------      ----      --------
                                             $95,958     $5,506      $697      $100,767
                                             =======     ======      ====      ========
Equity Securities:
  Common stocks...........................   $ 1,286     $  923      $ 77      $  2,132
  Nonredeemable preferred stocks..........       222          4        18           208
                                             -------     ------      ----      --------
                                             $ 1,508     $  927      $ 95      $  2,340
                                             =======     ======      ====      ========

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Company held foreign currency derivatives with notional amounts of $4,002 and $716 to hedge the exchange rate risk associated with foreign bonds at December 31, 1999 and 1998, respectively. The Company also held options with fair values of $(11) to hedge the market value of common stocks at December 31, 1998.

     At December 31, 1999, fixed maturities held by the Company that were below investment grade or not rated by an independent rating agency had an estimated fair value of $8,813. At December 31, 1999, non-income producing fixed maturities were insignificant.

     The amortized cost and estimated fair value of bonds at December 31, 1999, by contractual maturity date, are shown below:

                                                        AMORTIZED    ESTIMATED
                                                          COST       FAIR VALUE
                                                        ---------    ----------
Due in one year or less...............................   $ 3,180      $ 3,217
Due after one year through five years.................    18,152       18,061
Due after five years through ten years................    23,755       23,114
Due after ten years...................................    26,316       25,918
                                                         -------      -------
                                                          71,403       70,310
Mortgage and asset-backed securities..................    27,396       26,661
                                                         -------      -------
                                                         $98,799      $96,971
                                                         =======      =======

     Fixed maturities not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales of securities were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Securities classified as available-for-sale:
  Proceeds..........................................  $59,852    $46,913    $69,275
  Gross realized gains..............................  $   605    $ 2,053    $   965
  Gross realized losses.............................  $   911    $   486    $   627
Fixed maturities classified as held-to-maturity:
  Proceeds..........................................  $    --    $    --    $   352
  Gross realized gains..............................  $    --    $    --    $     5
  Gross realized losses.............................  $    --    $    --    $     1

     Gross realized losses above exclude writedowns recorded during 1999 for permanently impaired available-for-sale securities of $133.

     During 1997, fixed maturities with an amortized cost of $11,682 were transferred from held-to-maturity to available-for-sale. Other comprehensive income at the date of reclassification was increased by $198 excluding the effects of deferred income taxes and policyholder related amounts.

     Excluding investments in U.S. governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

                      METROPOLITAN LIFE INSURANCE COMPANY

  SECURITIES LENDING PROGRAM

     The Company participates in securities lending programs whereby large blocks of securities, which are returnable to the Company on short notice and included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $6,458 and $4,005 and estimated fair value of $6,391 and $4,552 were on loan under the program at December 31, 1999 and 1998, respectively. The Company was liable for cash collateral under its control of $6,461 and $3,769 at December 31, 1999 and 1998, respectively. This liability is included in other liabilities. Security collateral on deposit from securities borrowers is returnable to them on short notice and is not reflected in the consolidated financial statements.

  STATUTORY DEPOSITS

     The Company had investment assets on deposit with regulatory agencies of $476 and $466 at December 31, 1999 and 1998, respectively.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans were categorized as follows:

                                                           DECEMBER 31,
                                             ----------------------------------------
                                                    1999                  1998
                                             ------------------    ------------------
                                             AMOUNT     PERCENT    AMOUNT     PERCENT
                                             ------     -------    ------     -------
Commercial mortgage loans..................  $14,931       75%     $12,503       74%
Agricultural mortgage loans................    4,816       24%       4,256       25%
Residential mortgage loans.................       82        1%         241        1%
                                             -------      ---      -------      ---
                                              19,829      100%      17,000      100%
                                                          ===                   ===
Less: Valuation allowances.................       90                   173
                                             -------               -------
                                             $19,739               $16,827
                                             =======               =======

     Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 1999, approximately 16%, 8% and 8% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $547 and $606 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Changes in mortgage loan valuation allowances were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Balance at January 1.................................  $ 173      $ 289      $ 469
Additions............................................     40         40         61
Deductions for writedowns and dispositions...........   (123)      (130)      (241)
Deductions for disposition of affiliates.............     --        (26)        --
                                                       -----      -----      -----
Balance at December 31...............................  $  90      $ 173      $ 289
                                                       =====      =====      =====

     A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

                                                              DECEMBER 31,
                                                             --------------
                                                             1999     1998
                                                             ----     ----
Impaired mortgage loans with valuation allowances..........  $540    $  823
Impaired mortgage loans without valuation allowances.......   437       375
                                                             ----    ------
                                                              977     1,198
Less: Valuation allowances.................................    83       149
                                                             ----    ------
                                                             $894    $1,049
                                                             ====    ======

     The average investment in impaired mortgage loans on real estate was $1,134, $1,282 and $1,680 for the years ended December 31, 1999, 1998 and 1997, respectively. Interest income on impaired mortgages was $101, $109 and $110 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The investment in restructured mortgage loans on real estate was $980 and $1,140 at December 31, 1999 and 1998, respectively. Interest income of $80, $74 and $91 was recognized on restructured loans for the years ended December 31, 1999, 1998 and 1997, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $92, $87 and $116 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $44 and $65 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                               ----      ----
Real estate and real estate joint ventures
  held-for-investment.......................................  $5,440    $6,301
Impairments.................................................    (289)     (408)
                                                              ------    ------
                                                               5,151     5,893
                                                              ------    ------
Real estate and real estate joint ventures held-for-sale....     719       546
Impairments.................................................    (187)     (119)
Valuation allowance.........................................     (34)      (33)
                                                              ------    ------
                                                                 498       394
                                                              ------    ------
                                                              $5,649    $6,287
                                                              ======    ======

     Accumulated depreciation on real estate was $2,235 and $2,065 at December 31, 1999 and 1998, respectively. Related depreciation expense was $247, $282 and $338 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Real estate and real estate joint ventures were categorized as follows:

                                                             DECEMBER 31,
                                                --------------------------------------
                                                      1999                 1998
                                                -----------------    -----------------
                                                AMOUNT    PERCENT    AMOUNT    PERCENT
                                                ------    -------    ------    -------
Office........................................  $3,846       68%     $4,265       68%
Retail........................................     587       10%        640       10%
Apartments....................................     474        8%        418        7%
Land..........................................     258        5%        313        5%
Agriculture...................................      96        2%        195        3%
Other.........................................     388        7%        456        7%
                                                ------      ---      ------      ---
                                                $5,649      100%     $6,287      100%
                                                ======      ===      ======      ===

     The Company's real estate holdings are primarily located throughout the United States. At December 31, 1999, approximately 25%, 24% and 10% of the Company's real estate holdings were located in New York, California and Texas, respectively.

     Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                             1999     1998      1997
                                                             ----     ----      ----
Balance at January 1.......................................  $ 33     $110     $ 661
Additions charged (credited) to operations.................    36       (5)      (76)
Deductions for writedowns and dispositions.................   (35)     (72)     (475)
                                                             ----     ----     -----
Balance at December 31.....................................  $ 34     $ 33     $ 110
                                                             ====     ====     =====

     Investment income related to impaired real estate and real estate joint ventures held-for-investment was $61, $105 and $28 for the years ended December 31, 1999, 1998 and 1997, respectively. Investment income related to real estate and real estate joint ventures held-for-sale

                      METROPOLITAN LIFE INSURANCE COMPANY
was $14, $3 and $11 for the years ended December 31, 1999, 1998 and 1997, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $22 and $1 at December 31, 1999 and 1998, respectively.

     The Company owned real estate acquired in satisfaction of debt of $47 and $154 at December 31, 1999 and 1998, respectively.

     Real estate of $37, $69 and $151 was acquired in satisfaction of debt during the years ended December 31, 1999, 1998 and 1997, respectively.

  LEVERAGED LEASES

     Leveraged leases, included in other invested assets, consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
Investment...............................................  $1,016    $1,067
Estimated residual values................................     559       607
                                                           ------    ------
                                                            1,575     1,674
Unearned income..........................................    (417)     (471)
                                                           ------    ------
                                                           $1,158    $1,203
                                                           ======    ======

     The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from four to 15 years, but in certain circumstances are as long as 30 years. Average yields range from 7% to 12%. These receivables are generally collateralized by the related property.

3. DERIVATIVE INSTRUMENTS

     The table below provides a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments (other than equity options) held at December 31, 1999 and 1998:

                                                        1999                                         1998
                                     ------------------------------------------   ------------------------------------------
                                                              CURRENT MARKET                               CURRENT MARKET
                                                              OR FAIR VALUE                                OR FAIR VALUE
                                     CARRYING   NOTIONAL   --------------------   CARRYING   NOTIONAL   --------------------
                                      VALUE      AMOUNT    ASSETS   LIABILITIES    VALUE      AMOUNT    ASSETS   LIABILITIES
                                     --------   --------   ------   -----------   --------   --------   ------   -----------
Financial futures..................    $ 27     $ 3,140     $37        $ 10         $ 3      $ 2,190     $ 8        $  6
Foreign exchange contracts.........      --          --      --          --          --          136      --           2
Interest rate swaps................     (32)      1,316      11          40          (9)       1,621      17          50
Foreign currency swaps.............      --       4,002      26         103          (1)         580       3          62
Caps...............................       1      12,376       3          --          --        8,391      --          --
                                       ----     -------     ---        ----         ---      -------     ---        ----
Total contractual commitments......    $ (4)    $20,834     $77        $153         $(7)     $12,918     $28        $120
                                       ====     =======     ===        ====         ===      =======     ===        ====

                      METROPOLITAN LIFE INSURANCE COMPANY

     The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 1999 and 1998:

                                      DECEMBER 31, 1998               TERMINATIONS/   DECEMBER 31, 1999
                                       NOTIONAL AMOUNT    ADDITIONS    MATURITIES      NOTIONAL AMOUNT
                                      -----------------   ---------   -------------   -----------------
BY DERIVATIVE TYPE
Financial futures...................       $ 2,190         $18,259       $17,309           $ 3,140
Foreign exchange contracts..........           136             702           838                --
Interest rate swaps.................         1,621             429           734             1,316
Foreign currency swaps..............           580           3,501            79             4,002
Caps................................         8,391           5,860         1,875            12,376
                                           -------         -------       -------           -------
Total contractual commitments.......       $12,918         $28,751       $20,835           $20,834
                                           =======         =======       =======           =======
BY STRATEGY
Liability hedging...................       $ 8,741         $ 5,865       $ 2,035           $12,571
Invested asset hedging..............           864           4,288           937             4,215
Portfolio hedging...................         2,830          13,920        14,729             2,021
Anticipated transaction hedging.....           483           4,678         3,134             2,027
                                           -------         -------       -------           -------
Total contractual commitments.......       $12,918         $28,751       $20,835           $20,834
                                           =======         =======       =======           =======

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 1999:

                                                      REMAINING LIFE
                            -------------------------------------------------------------------
                            ONE YEAR     AFTER ONE YEAR     AFTER FIVE YEARS
                            OR LESS    THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                            --------   ------------------   -----------------   ---------------    -----
Financial futures.........   $3,140         $    --               $ --               $ --         $ 3,140
Interest rate swaps.......      833             483                 --                 --           1,316
Foreign currency swaps....        7           3,371                503                121           4,002
Caps......................    3,426           8,930                 20                 --          12,376
                             ------         -------               ----               ----         -------
Total contractual
  commitments.............   $7,406         $12,784               $523               $121         $20,834
                             ======         =======               ====               ====         =======

     In addition to the derivative instruments above, the Company uses equity option contracts as invested asset hedges. There were ninety-two thousand equity option contracts outstanding with a carrying value of $(11) and a market value of $(11) at December 31, 1998.

4. FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Amounts related to the Company's financial instruments were as follows:

                                                      NOTIONAL    CARRYING    ESTIMATED
DECEMBER 31, 1999                                      AMOUNT      VALUE      FAIR VALUE
-----------------                                     --------    --------    ----------
Assets:
  Fixed maturities..................................              $96,981      $96,981
  Equity securities.................................                2,006        2,006
  Mortgage loans on real estate.....................               19,739       19,452
  Policy loans......................................                5,598        5,618
  Short-term investments............................                3,055        3,055
  Cash and cash equivalents.........................                2,789        2,789
  Mortgage loan commitments.........................    $465           --           (7)
Liabilities:
  Policyholder account balances.....................               37,170       36,893
  Short-term debt...................................                4,208        4,208
  Long-term debt....................................                2,514        2,466
  Investment collateral.............................                6,451        6,451

                                                     NOTIONAL    CARRYING    ESTIMATED
DECEMBER 31, 1998                                     AMOUNT      VALUE      FAIR VALUE
-----------------                                    --------    --------    ----------
Assets:
  Fixed maturities.................................              $100,767     $100,767
  Equity securities................................                 2,340        2,340
  Mortgage loans on real estate....................                16,827       17,793
  Policy loans.....................................                 5,600        6,143
  Short-term investments...........................                 1,369        1,369
  Cash and cash equivalents........................                 3,301        3,301
  Mortgage loan commitments........................    $472            --           14
Liabilities:
  Policyholder account balances....................                37,448       37,664
  Short-term debt..................................                 3,585        3,585
  Long-term debt...................................                 2,903        3,006
  Investment collateral............................                 3,769        3,769

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

  FIXED MATURITIES AND EQUITY SECURITIES

     The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

  MORTGAGE LOANS ON REAL ESTATE AND MORTGAGE LOAN COMMITMENTS

     Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

                      METROPOLITAN LIFE INSURANCE COMPANY

  POLICY LOANS

     Fair values for policy loans are estimated by discounting expected future cash flows using U.S. treasury rates to approximate interest rates and the Company's past experiences to project patterns of loan accrual and repayment characteristics.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances are estimated by discounting expected future cash flows, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

  SHORT-TERM AND LONG-TERM DEBT AND INVESTMENT COLLATERAL

     The fair values of short-term and long-term debt and investment collateral are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

  DERIVATIVE INSTRUMENTS

     The fair value of derivative instruments, including financial futures, financial forwards, interest rate and foreign currency swaps, floors, foreign exchange contracts, caps and options are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

5. EMPLOYEE BENEFIT PLANS

  PENSION BENEFIT AND OTHER BENEFIT PLANS

     The Company is both the sponsor and administrator of defined benefit pension plans covering all eligible employees and sales representatives of MetLife and certain of its subsidiaries. Retirement benefits are based upon years of credited service and final average earnings history.

     The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the

                      METROPOLITAN LIFE INSURANCE COMPANY
postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

                                                                   DECEMBER 31,
                                                       ------------------------------------
                                                       PENSION BENEFITS     OTHER BENEFITS
                                                       ----------------    ----------------
                                                        1999      1998      1999      1998
                                                        ----      ----      ----      ----
Change in projected benefit obligation:
Projected benefit obligation at beginning of year....  $3,920    $3,573    $1,708    $1,763
  Service cost.......................................     100        90        28        31
  Interest cost......................................     271       257       107       114
  Actuarial (gains) losses...........................    (260)      212      (281)      (74)
  Divestitures, curtailments and terminations........     (22)       24        10       (13)
  Change in benefits.................................      --        12        --        --
Benefits paid........................................    (272)     (248)      (89)     (113)
                                                       ------    ------    ------    ------
Projected benefit obligation at end of year..........   3,737     3,920     1,483     1,708
                                                       ------    ------    ------    ------
Change in plan assets:
Contract value of plan assets at beginning of year...   4,403     4,056     1,123     1,004
  Actuarial return on plan assets....................     575       680       141       171
  Employer contribution..............................      20        15        24        61
  Benefits paid......................................    (272)     (248)      (89)     (113)
  Other payments.....................................      --      (100)       --        --
                                                       ------    ------    ------    ------
Contract value of plan assets at end of year.........   4,726     4,403     1,199     1,123
                                                       ------    ------    ------    ------
Over (under) funded..................................     989       483      (284)     (585)
                                                       ------    ------    ------    ------
Unrecognized net asset at transition.................     (66)      (98)       --        --
Unrecognized net actuarial gains.....................    (564)      (78)     (487)     (322)
Unrecognized prior service cost......................     127       145        (2)       (2)
                                                       ------    ------    ------    ------
Prepaid (accrued) benefit cost.......................  $  486    $  452    $ (773)   $ (909)
                                                       ======    ======    ======    ======
Qualified plan prepaid pension cost..................  $  632    $  568    $   --    $   --
Non-qualified plan accrued pension cost..............    (146)     (116)       --        --
                                                       ------    ------    ------    ------
Prepaid benefit cost.................................  $  486    $  452    $   --    $   --
                                                       ======    ======    ======    ======

     The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                                        NON-QUALIFIED
                                     QUALIFIED PLAN          PLAN              TOTAL
                                    ----------------    --------------    ----------------
                                     1999      1998     1999     1998      1999      1998
                                     ----      ----     ----     ----      ----      ----
Aggregate projected benefit
  obligation......................  $3,482    $3,697    $ 255    $ 223    $3,737    $3,920
Aggregate contract value of plan
  assets (principally Company
  contracts)......................   4,726     4,403       --       --     4,726     4,403
                                    ------    ------    -----    -----    ------    ------
Over (under) funded...............  $1,244    $  706    $(255)   $(223)   $  989    $  483
                                    ======    ======    =====    =====    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

     The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                            PENSION BENEFITS             OTHER BENEFITS
                                      ----------------------------   -----------------------
                                          1999            1998          1999         1998
                                          ----            ----          ----         ----
Weighted average assumptions at
  December 31,
Discount rate.......................  6.25% - 7.75%   6.5% - 7.25%   6% - 7.75%       7%
Expected rate of return on plan
  assets............................   8% - 10.5%     8.5% - 10.5%    6% - 9%     7.25% - 9%
Rate of compensation increase.......   4.5% - 8.5%    4.5% - 8.5%       N/A          N/A

     The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were 6.5% for pre-Medicare eligible claims and 6% for Medicare eligible claims in both 1999 and 1998.

     Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                             ONE PERCENT    ONE PERCENT
                                                              INCREASE       DECREASE
                                                             -----------    -----------
Effect on total of service and interest cost components....     $ 14           $ 11
Effect of accumulated postretirement benefit obligation....     $134           $111

     The components of periodic benefit costs were as follows:

                                               PENSION BENEFITS         OTHER BENEFITS
                                             ---------------------    ------------------
                                             1999    1998    1997     1999   1998   1997
                                             ----    ----    ----     ----   ----   ----
Service cost...............................  $ 100   $  90   $  74    $ 28   $ 31   $ 30
Interest cost..............................    271     257     247     107    114    122
Expected return on plan assets.............   (363)   (337)   (324)    (89)   (79)   (66)
Amortization of prior actuarial gains......     (6)    (11)     (5)    (11)   (13)    (4)
Curtailment (credit) cost..................    (17)    (10)     --      10      4     --
                                             -----   -----   -----    ----   ----   ----
Net periodic benefit cost (credit).........  $ (15)  $ (11)  $  (8)   $ 45   $ 57   $ 82
                                             =====   =====   =====    ====   ====   ====

  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $45, $43 and $44 for the years ended December 31, 1999, 1998 and 1997, respectively.

6. SEPARATE ACCOUNTS

     Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $47,618 and $39,490 at December 31, 1999 and 1998, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $17,323 and $18,578 at December 31, 1999 and 1998, respectively, for which MetLife contractually guarantees either a minimum return or account value to the policyholder.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $485, $413 and $287 for the years ended December 31, 1999, 1998 and 1997, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 6.5% and 7% at December 31, 1999 and 1998, respectively. The assets that support these liabilities were comprised of $16,874 and $16,639 in fixed maturities at December 31, 1999 and 1998, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, these investment products carry a graded surrender charge as well as a market value adjustment.

7. DEBT

     Debt consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
MetLife:
  6.300% surplus notes due 2003..........................  $  397    $  397
  7.000% surplus notes due 2005..........................     249       249
  7.700% surplus notes due 2015..........................     198       198
  7.450% surplus notes due 2023..........................     296       296
  7.785% surplus notes due 2024..........................     148       148
  7.800% surplus notes due 2025..........................     248       248
Other....................................................     130       207
                                                           ------    ------
                                                            1,666     1,743
                                                           ------    ------
Investment related:
  Floating rate debt, interest based on LIBOR............      --       212
  Exchangeable debt, interest rates ranging from 4.90% to
     5.80%, due 2001 and 2002............................     369       371
                                                           ------    ------
                                                              369       583
                                                           ------    ------
Total MetLife............................................   2,035     2,326
                                                           ------    ------
Nvest:
  7.060% senior notes due 2003...........................     110       110
  7.290% senior notes due 2007...........................     160       160
                                                           ------    ------
                                                              270       270
                                                           ------    ------
Other Affiliated Companies:
  Fixed rate notes, interest rates ranging from 6.96% to
     8.51%, maturity dates ranging from 2000 to 2008.....     170       179
  Other..................................................      39       128
                                                           ------    ------
                                                              209       307
                                                           ------    ------
Total long-term debt.....................................   2,514     2,903
Total short-term debt....................................   4,208     3,585
                                                           ------    ------
                                                           $6,722    $6,488
                                                           ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

     Short-term debt consisted of commercial paper with a weighted average interest rate of 6.05% and 5.31% and a weighted average maturity of 74 and 44 days at December 31, 1999 and 1998, respectively.

     The Company maintains unsecured credit facilities aggregating $7,000 (five-year facility of $1,000 expiring in April 2003; 364-day facility of $1,000 expiring in April 2000; 364-day facility of $5,000 expiring in September 2000). Both $1,000 facilities bear interest at LIBOR plus 20 basis points. The $5,000 facility bears interest at various rates under specified borrowing scenarios. The facilities can be used for general corporate purposes and also provide backup for the Company's commercial paper program. At December 31, 1999, there were no outstanding borrowings under any of the facilities.

     Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the Superintendent. Subject to the prior approval of the Superintendent, the 7.45% surplus notes may be redeemed, in whole or in part, at the election of the Company at any time on or after November 1, 2003.

     Each issue of investment related debt is payable in cash or by delivery of an underlying security owned by the Company. The amount payable at maturity of the debt is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance.

     The aggregate maturities of long-term debt are $93 in 2000, $194 in 2001, $210 in 2002, $415 in 2003, $126 in 2004 and $1,477 thereafter.

     Interest expense related to the Company's outstanding indebtedness was $358, $333 and $344 for the years ended December 31, 1999, 1998 and 1997, respectively.

8. ACQUISITIONS AND DISPOSITIONS

     In 1999 and 1997, respectively, the Company acquired assets of $4,832 and $3,777 and assumed liabilities of $1,860 and $3,347 through the acquisition of certain insurance and non-insurance operations. The aggregate purchase prices were allocated to the assets and liabilities acquired based on their estimated fair values.

     During 1998, the Company sold MetLife Capital Holdings, Inc. (a commercial financing company) and a substantial portion of its Canadian and Mexican insurance operations, which resulted in a realized investment gain of $531. During 1997, the Company sold its United Kingdom insurance operations, which resulted in a realized investment gain of $139. Such sales caused a reduction in assets of $10,663 and $4,342 and liabilities of $3,691 and $4,207 in 1998 and 1997, respectively.

     See Note 16 for information regarding the Company's acquisition of GenAmerica Corporation.

9. COMMITMENTS AND CONTINGENCIES

  LITIGATION

     The Company is currently a defendant in approximately 500 lawsuits raising allegations of improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims".

                      METROPOLITAN LIFE INSURANCE COMPANY

     On December 28, 1999, after a fairness hearing, the United States District Court for the Western District of Pennsylvania approved a class action settlement resolving a multidistrict litigation proceeding involving alleged sales practices claims. The settlement class includes most of the owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. This class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

     In addition to dismissing the consolidated class actions, the District Court's order also bars sales practices claims by class members for sales by the defendant insurers during the class period, effectively resolving all pending class actions against these insurers. The defendants are in the process of having these claims dismissed.

     Under the terms of the order, only those class members who excluded themselves from the settlement may continue an existing, or start a new, sales practices lawsuit against Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company for sales that occurred during the class period. Approximately 20,000 class members elected to exclude themselves from the settlement. Over 400 of the approximately 500 lawsuits noted above are brought by individuals who elected to exclude themselves from the settlement.

     The settlement provides three forms of relief. General relief, in the form of free death benefits, is provided automatically to class members who did not exclude themselves from the settlement or who did not elect the claim evaluation procedures set forth in the settlement. The claim evaluation procedures permit a class member to have a claim evaluated by a third party under procedures set forth in the settlement. Claim awards made under the claim evaluation procedures will be in the form of policy adjustments, free death benefits or, in some instances, cash payments. In addition, class members who have or had an ownership interest in specified policies will also automatically receive deferred acquisition cost tax relief in the form of free death benefits. The settlement fixes the aggregate amounts that are available under each form of relief.

     The Company expects that the total cost of the settlement will be approximately $957. This amount is equal to the amount of the increase in liabilities for the death benefits and policy adjustments and the present value of expected cash payments to be provided to included class members, as well as attorneys' fees and expenses and estimated other administrative costs, but does not include the cost of litigation with policyholders who are excluded from the settlement. The Company believes that the cost of the settlement will be substantially covered by available reinsurance and the provisions made in its consolidated financial statements, and thus will not have a material adverse effect on its business, results of operations or financial position. The Company has not yet made a claim under those reinsurance agreements and, although there is a risk that the carriers will refuse coverage for all or part of the claim, the Company believes this is very unlikely to occur. The Company believes it has made adequate provision in its consolidated financial statements for all probable losses for sales practices claims, including litigation costs involving policyholders who are excluded from the settlement.

     The class action settlement does not resolve nine purported or certified class actions currently pending against New England Mutual Life Insurance Company with which the Company merged in 1996. Eight of those actions have been consolidated as a multidistrict proceeding for pre-trial purposes in the United States District Court in Massachusetts. That Court certified a mandatory class as to those claims. Following an appeal of that certification, the United States

                      METROPOLITAN LIFE INSURANCE COMPANY

Court of Appeals remanded the case to the District Court for further consideration. The Company is negotiating a settlement with class counsel.

     The class action settlement also does not resolve three putative sales practices class action lawsuits which have been brought against General American Life Insurance Company. These lawsuits have been consolidated in a single proceeding in the United States District Court for the Eastern District of Missouri. General American Life Insurance Company and counsel for plaintiffs have negotiated a settlement in principle of this consolidated proceeding. General American Life Insurance Company has not reached agreement with plaintiffs' counsel on the attorneys' fees to be paid. However, negotiations are ongoing.

     In addition, the class action settlement does not resolve two putative class actions involving sales practices claims filed against Metropolitan Life Insurance Company in Canada. The class action settlement also does not resolve a certified class action with conditionally certified subclasses against Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company, Metropolitan Tower Life Insurance Company and various individual defendants alleging improper sales abroad. That lawsuit is pending in a New York federal court.

     In the past, the Company has resolved some individual sales practices claims through settlement, dispositive motion or, in a few instances, trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

     Regulatory authorities in a small number of states, including both insurance departments and one state attorney general, as well as the National Association of Securities Dealers, Inc., have ongoing investigations or inquiries relating to the Company's sales of individual life insurance policies or annuities, including investigations of alleged improper replacement transactions and alleged improper sales of insurance with inaccurate or inadequate disclosures as to the period for which premiums would be payable. Over the past several years, the Company has resolved a number of investigations by other regulatory authorities for monetary payments and certain other relief, and may continue to do so in the future.

     MetLife is also a defendant in numerous lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. MetLife has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits, currently numbering in the thousands, have principally been based upon allegations relating to certain research, publication and other activities of one or more of MetLife's employees during the period from the 1920s through approximately the 1950s and alleging that MetLife learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Legal theories asserted against MetLife have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. While MetLife believes it has meritorious defenses to these claims, and has not suffered any adverse judgments in respect of these claims, most of the cases have been resolved by settlements. MetLife intends to continue to exercise its best judgment regarding settlement or defense of such cases. The number of such cases that may be brought or the aggregate amount of any liability that MetLife may ultimately incur is uncertain.

     Significant portions of amounts paid in settlement of such cases have been funded with proceeds from a previously resolved dispute with MetLife's primary, umbrella and first level excess liability insurance carriers. MetLife is presently in litigation with several of its excess

                      METROPOLITAN LIFE INSURANCE COMPANY
liability insurers regarding amounts payable under its policies with respect to coverage for these claims. The trial court has granted summary judgment to these insurers. MetLife has appealed. There can be no assurances regarding the outcome of this litigation or the amount and timing of recoveries, if any, from these excess liability insurers. MetLife's asbestos-related litigation with these insurers should have no effect on recoveries under the excess insurance policies described below.

     The Company has recorded, in other expenses, charges of $499 ($317 after-tax), $1,895 ($1,203 after-tax) and $300 ($190 after-tax) for the years ended December 31, 1999, 1998 and 1997, respectively, for sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products. The 1999 charge was principally related to the settlement of the multidistrict litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs. The 1998 charge was comprised of $925 and $970 for sales practices claims and asbestos-related claims, respectively. The Company recorded the charges for sales practices claims based on preliminary settlement discussions and the settlement history of other insurers.

     Prior to the fourth quarter of 1998, the Company established a liability for asbestos-related claims based on settlement costs for claims that the Company had settled, estimates of settlement costs for claims pending against the Company and an estimate of settlement costs for unasserted claims. The amount for unasserted claims was based on management's estimate of unasserted claims that would be probable of assertion. A liability is not established for claims which management believes are only reasonably possible of assertion. Based on this process, the accrual for asbestos-related claims at December 31, 1997 was $386. Potential liabilities for asbestos-related claims are not easily quantified, due to the nature of the allegations against the Company, which are not related to the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products, adding to the uncertainty as to the number of claims that may be brought against the Company.

     During 1998, the Company decided to pursue the purchase of excess insurance to limit its exposure to asbestos-related claims. In connection with the negotiations with the casualty insurers to obtain this insurance, the Company obtained information that caused management to reassess the accruals for asbestos-related claims. This information included:

     - Information from the insurers regarding the asbestos-related claims experience of other insureds, which indicated that the number of claims that were probable of assertion against the Company in the future was significantly greater than it had assumed in its accruals. The number of claims brought against the Company is generally a reflection of the number of asbestos-related claims brought against asbestos defendants generally and the percentage of those claims in which the Company is included as a defendant. The information provided to the Company relating to other insureds indicated that the Company had been included as a defendant for a significant percentage of total asbestos-related claims and that it may be included in a larger percentage of claims in the future, because of greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers and because of the bankruptcy and reorganization or the exhaustion of insurance coverage of other asbestos defendants; and that, although volatile, there was an upward trend in the number of total claims brought against asbestos defendants.

     - Information derived from actuarial calculations the Company made in the fourth quarter of 1998 in connection with these negotiations, which helped to frame, define and quantify this liability. These calculations were made using, among other things, current information regarding the Company's claims and settlement experience (which reflected the Com-

                      METROPOLITAN LIFE INSURANCE COMPANY
       pany's decision to resolve an increased number of these claims by settlement), recent and historic claims and settlement experience of selected other companies and information obtained from the insurers.

     Based on this information, the Company concluded that certain claims that previously were considered as only reasonably possible of assertion were now probable of assertion, increasing the number of assumed claims to approximately three times the number assumed in prior periods. As a result of this reassessment, the Company increased its liability for asbestos-related claims to $1,278 at December 31, 1998.

     During 1998, the Company paid $1,407 of premiums for excess of loss reinsurance agreements and excess insurance policies, consisting of $529 for the excess of loss reinsurance agreements for sales practices claims and excess mortality losses and $878 for the excess insurance policies for asbestos-related claims.

     The Company obtained the excess of loss reinsurance agreements to provide reinsurance with respect to sales practices claims made on or prior to December 31, 1999 and for certain mortality losses in 1999. These reinsurance agreements have a maximum aggregate limit of $650, with a maximum sublimit of $550 for losses for sales practices claims. This coverage is in excess of an aggregate self-insured retention of $385 with respect to sales practices claims and $506, plus the Company's statutory policy reserves released upon the death of insureds, with respect to life mortality losses. At December 31, 1999, the subject losses under the reinsurance agreements due to sales practices claims and related counsel fees from the time the Company entered into the reinsurance agreements did not exceed that self-insured retention. The maximum sublimit of $550 for sales practices claims was within a range of losses that management believed were reasonably possible at December 31, 1998. Each excess of loss reinsurance agreement for sales practices claims and mortality losses contains an experience fund, which provides for payments to the Company at the commutation date if experience is favorable at such date. The Company accounts for the aggregate excess of loss reinsurance agreements as reinsurance; however, if deposit accounting were applied, the effect on the Company's consolidated financial statements in 1998, 1999 and 2000 would not be significant.

     Under reinsurance accounting, the excess of the liability recorded for sales practices losses recoverable under the agreements of $550 over the premium paid of $529 results in a deferred gain of $21 which is being amortized into income over the settlement period from January 1999 through April 2000. Under deposit accounting, the premium would be recorded as an other asset rather than as an expense, and the reinsurance loss recoverable and the deferred gain would not have been recorded. Because the agreements also contain an experience fund which increases with the passage of time, the increase in the experience fund in 1999 and 2000 under deposit accounting would be recognized as interest income in an amount approximately equal to the deferred gain that will be amortized into income under reinsurance accounting.

     The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500, which is in excess of a $400 self-insured retention ($878 of which was recorded as a recoverable at December 31, 1999 and 1998). The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid in any given year that are recoverable under the policies will be reflected as a reduction in the Company's operating cash flows for that year, management believes that the payments will not have a material adverse effect on the Company's liquidity. Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to the Company at the commutation date if experience under the policy to such date has been favorable, or pro rata reductions from time to

                      METROPOLITAN LIFE INSURANCE COMPANY
time in the loss reimbursements to the Company if the cumulative return on the reference fund is less than the return specified in the experience fund.

     A purported class action suit involving policyholders in 32 states has been filed in a Rhode Island state court against MetLife's subsidiary, Metropolitan Property and Casualty Insurance Company, with respect to claims by policyholders for the alleged diminished value of automobiles after accident-related repairs. A similar "diminished value" allegation was made recently in a Texas Deceptive Trade Practices Act letter and lawsuit which involve a Metropolitan Property and Casualty Company policyholder. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company and its subsidiary, Metropolitan Casualty Insurance Company, in Florida by a policyholder alleging breach of contract and unfair trade practices with respect to Metropolitan Casualty Insurance Company allowing the use of parts not made by the original manufacturer to repair damaged automobiles. These suits are in the early stages of litigation and Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company intend to vigorously defend themselves against these suits. Similar suits have been filed against several other personal lines property and casualty insurers.

     The United States, the Commonwealth of Puerto Rico and various hotels and individuals have sued MetLife Capital Corporation, a former subsidiary of the Company, seeking damages for clean up costs, natural resource damages, personal injuries and lost profits and taxes based upon, among other things, a release of oil from a barge which was being towed by the M/V Emily S. In connection with the sale of MetLife Capital, the Company acquired MetLife Capital's potential liability with respect to the M/V Emily S lawsuit. MetLife Capital had entered into a sale and leaseback financing arrangement with respect to the M/V Emily S. The plaintiffs have taken the position that MetLife Capital, as the owner of record of the M/V Emily S, is responsible for all damages caused by the barge, including the oil spill. The governments of the United States and Puerto Rico have claimed damages in excess of $150. At a mediation, the action brought by the United States and Puerto Rico was conditionally settled, provided that the governments have access to additional sums from a fund contributed to by oil companies to help remediate oil spills. The Company can provide no assurance that this action will be settled in this manner.

     Three putative class actions have been filed by Conning Corporation shareholders alleging that the Company's announced offer to purchase the publicly-held Conning shares is inadequate and constitutes a breach of fiduciary duty (see Note 16). The Company believes the actions are without merit, and expects that they will not materially affect its offer to purchase the shares.

     A civil complaint challenging the fairness of the plan of reorganization and the adequacy and accuracy of the disclosures to policyholders regarding the plan has been filed in New York Supreme Court for Kings County on behalf of an alleged class consisting of the policyholders of MetLife who should have membership benefits in MetLife and were and are eligible to receive notice, vote and receive consideration in the demutualization. The complaint seeks to enjoin or rescind the plan and seeks other relief. The defendants named in the complaint are MetLife and the individual members of its board of directors and MetLife, Inc. MetLife believes that the allegations made in the complaint are wholly without merit, and intends to vigorously contest the complaint.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly

                      METROPOLITAN LIFE INSURANCE COMPANY
make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods.

  TRANSFERRED CANADIAN POLICIES

     In July 1998, MetLife sold a substantial portion of its Canadian operations to Clarica Life. As part of that sale, a large block of policies in effect with MetLife in Canada were transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders are no longer policyholders of MetLife and, therefore, are not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale, if MetLife demutualizes, its Canadian branch will make cash payments to those who are, or are deemed to be, holders of those transferred Canadian policies. The payments, which will be recorded in other expenses in the same period as the effective date of the plan, will be determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of MetLife. The amount of the payment is dependent upon the initial public offering price of common stock to be issued on the effective date of the plan of demutualization.

  YEAR 2000

     The Year 2000 issue was the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four-digit field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has implemented a plan to resolve the issue. There can be no assurances that the Year 2000 plan of the Company or that of its vendors or third parties have resolved all Year 2000 issues. Further, there can be no assurance that there will not be any future system failure or that such failure, if any, will not have a material impact on the operations of the Company.

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements

                      METROPOLITAN LIFE INSURANCE COMPANY
for office space, data processing and other equipment. Future minimum rental and subrental income and minimum gross rental payments relating to these lease agreements were as follows:

                                                                      GROSS
                                               RENTAL    SUBLEASE     RENTAL
                                               INCOME     INCOME     PAYMENTS
                                               ------    --------    --------
2000.........................................  $  817      $13         $156
2001.........................................     740       12          135
2002.........................................     689       11          111
2003.........................................     612        9           90
2004.........................................     542        9           69
Thereafter...................................   2,032       27          299

10. INCOME TAXES

     The provision for income taxes was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                               1999      1998      1997
                                                               ----      ----      ----
Current:
  Federal...................................................   $643      $668      $370
  State and local...........................................     24        60        10
  Foreign...................................................      4        99        26
                                                               ----      ----      ----
                                                                671       827       406
                                                               ----      ----      ----
Deferred:
  Federal...................................................    (78)      (25)       28
  State and local...........................................      2        (8)        9
  Foreign...................................................     (2)      (54)       25
                                                               ----      ----      ----
                                                                (78)      (87)       62
                                                               ----      ----      ----
Provision for income taxes..................................   $593      $740      $468
                                                               ====      ====      ====

     Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                               1999      1998      1997
                                                               ----      ----      ----
Tax provision at U.S. statutory rate........................   $502      $730      $585
Tax effect of:
  Tax exempt investment income..............................    (39)      (40)      (30)
  Surplus tax...............................................    125        18       (40)
  State and local income taxes..............................     18        31        15
  Tax credits...............................................     (5)      (25)      (15)
  Prior year taxes..........................................    (31)        4        (2)
  Sale of businesses........................................     --       (19)      (41)
  Other, net................................................     23        41        (4)
                                                               ----      ----      ----
Provision for income taxes..................................   $593      $740      $468
                                                               ====      ====      ====

                      METROPOLITAN LIFE INSURANCE COMPANY

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
Deferred income tax assets:
  Policyholder liabilities and receivables...............  $3,042    $3,108
  Net operating losses...................................      72        22
  Net unrealized investment losses.......................     161        --
  Employee benefits......................................     192       174
  Litigation related.....................................     468       312
  Other..................................................     242       158
                                                           ------    ------
                                                            4,177     3,774
  Less: Valuation allowance..............................      72        21
                                                           ------    ------
                                                            4,105     3,753
                                                           ------    ------
Deferred income tax liabilities:
  Investments............................................   1,472     1,529
  Deferred policy acquisition costs......................   1,967     1,887
  Net unrealized investment gains........................      --       864
  Other..................................................      63        18
                                                           ------    ------
                                                            3,502     4,298
                                                           ------    ------
Net deferred income tax asset (liability)................  $  603    $ (545)
                                                           ======    ======

     Foreign net operating loss carryforwards generated deferred income tax benefits of $72 and $21 at December 31, 1999 and 1998, respectively. The Company has recorded a valuation allowance related to these tax benefits. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for foreign net operating loss carryforwards will not be realized. The benefit will be recognized when management believes that it is more likely than not that the portion of the deferred income tax asset is realizable.

     The Company has been audited by the Internal Revenue Service for the years through and including 1993. The Company is being audited for the years 1994, 1995 and 1996. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

11. REINSURANCE

     The Company assumes and cedes insurance with other insurance companies. The Company continually evaluates the financial condition of its reinsurers and monitors concentration of credit risk in an effort to minimize its exposure to significant losses from reinsurer insolvencies. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements. The amounts in the consolidated statements of income are presented net of reinsurance ceded.

     The Company's life insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks and to provide additional capacity for future growth. During

                      METROPOLITAN LIFE INSURANCE COMPANY

1998, the Company began reinsuring, under yearly renewal term policies, 90 percent of the mortality risk on universal life policies issued after 1983. The Company also reinsures 90 percent of the mortality risk on term life insurance policies issued after 1995 under yearly renewal term policies and coinsures 100 percent of the mortality risk in excess of $25 and $35 on single and joint survivorship policies, respectively.

     During 1997, the Company obtained a 100 percent coinsurance policy to provide coverage for contractual payments generated by certain portions of the Company's non-life contingency long-term guaranteed interest contracts and structured settlement lump sum contracts issued during the periods 1991 through 1993. The policy was amended in 1998 to include structured settlement lump sum payments issued during the period 1983 through 1990, 1994 and 1995. Reinsurance recoverables under the contract, which has been accounted for as a financing transaction, were $1,372 and $1,374 at December 31, 1999 and 1998, respectively.

     See Note 9 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

     The Company has exposure to catastrophes, which are an inherent risk of the property and casualty insurance business and could contribute to material fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks. The Company's reinsurance program is designed to limit a catastrophe loss to no more than 10% of the Auto & Home segment's statutory surplus.

     The effects of reinsurance were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Direct premiums.....................................  $13,249    $12,763    $12,728
Reinsurance assumed.................................      484        409        360
Reinsurance ceded...................................   (1,645)    (1,669)    (1,810)
                                                      -------    -------    -------
Net premiums........................................  $12,088    $11,503    $11,278
                                                      =======    =======    =======
Reinsurance recoveries netted against policyholder
  benefits..........................................  $ 1,626    $ 1,744    $ 1,648
                                                      =======    =======    =======

     The effects of reinsurance with GenAmerica Corporation ("GenAmerica") were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            1999      1998      1997
                                                            ----      ----      ----
Premiums ceded to GenAmerica..............................  $108      $113      $61
                                                            ====      ====      ===
Reinsurance recoveries from GenAmerica netted against
  policyholder benefits...................................  $ 74      $ 28      $24
                                                            ====      ====      ===

     Reinsurance recoverables, included in other receivables, were $2,898 and $3,134 at December 31, 1999 and 1998, respectively, of which $5 and $5, respectively, were recoverable from GenAmerica. Reinsurance and ceded commissions payables, included in other liabilities, were $148 and $105 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Balance at January 1................................  $ 3,320    $ 3,655    $ 3,345
  Reinsurance recoverables..........................     (233)      (229)      (215)
                                                      -------    -------    -------
Net balance at January 1............................    3,087      3,426      3,130
                                                      -------    -------    -------
Acquisition of business.............................      204         --         --
                                                      -------    -------    -------
Incurred related to:
  Current year......................................    3,129      2,726      2,855
  Prior years.......................................      (16)      (245)        88
                                                      -------    -------    -------
                                                        3,113      2,481      2,943
                                                      -------    -------    -------
Paid related to:
  Current year......................................   (2,128)    (1,967)    (1,832)
  Prior years.......................................     (759)      (853)      (815)
                                                      -------    -------    -------
                                                       (2,887)    (2,820)    (2,647)
                                                      -------    -------    -------
Balance at December 31..............................    3,517      3,087      3,426
  Add: Reinsurance recoverables.....................      272        233        229
                                                      -------    -------    -------
Balance at December 31..............................  $ 3,789    $ 3,320    $ 3,655
                                                      =======    =======    =======

12. OTHER EXPENSES

     Other expenses were comprised of the following:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Compensation........................................  $ 2,590    $ 2,478    $ 2,078
Commissions.........................................      937        902        766
Interest and debt issue costs.......................      405        379        453
Amortization of policy acquisition costs (excludes
  amortization of $(46), $240 and $70, respectively,
  related to realized investment gains and
  (losses)).........................................      862        587        771
Capitalization of policy acquisition costs..........   (1,160)    (1,025)    (1,000)
Rent, net of sublease income........................      239        155        179
Minority interest...................................       55         67         56
Restructuring charge................................       --         81         --
Other...............................................    2,827      4,395      2,468
                                                      -------    -------    -------
                                                      $ 6,755    $ 8,019    $ 5,771
                                                      =======    =======    =======

     During 1998, the Company recorded charges of $81 to restructure headquarters operations and consolidate certain agencies and other operations. These costs have been fully paid at December 31, 1999.

                      METROPOLITAN LIFE INSURANCE COMPANY

13. STATUTORY FINANCIAL INFORMATION

     The reconciliations of MetLife's statutory surplus and net change in statutory surplus, determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities, with equity and net income determined in conformity with generally accepted accounting principles were as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                               ----       ----
Statutory surplus...........................................  $ 7,630    $ 7,388
GAAP adjustments for:
  Future policy benefits and policyholder account
     balances...............................................   (4,167)    (6,830)
  Deferred policy acquisition costs.........................    8,381      6,560
  Deferred income taxes.....................................      886       (190)
  Valuation of investments..................................   (2,102)     3,981
  Statutory asset valuation reserves........................    3,189      3,381
  Statutory interest maintenance reserves...................    1,114      1,486
  Surplus notes.............................................   (1,602)    (1,595)
  Other, net................................................      361        686
                                                              -------    -------
Equity......................................................  $13,690    $14,867
                                                              =======    =======

                                                          YEARS ENDED DECEMBER 31,
                                                          -------------------------
                                                          1999      1998      1997
                                                          ----      ----      ----
Net change in statutory surplus.........................  $ 242    $   10    $  227
GAAP adjustments for:
  Future policy benefits and policyholder account
     balances...........................................    556       127       (38)
  Deferred policy acquisition costs.....................    379       224       149
  Deferred income taxes.................................    154       234        62
  Valuation of investments..............................    473     1,158      (387)
  Statutory asset valuation reserves....................   (226)     (461)    1,136
  Statutory interest maintenance reserves...............   (368)      312        53
  Other, net............................................   (593)     (261)        1
                                                          -----    ------    ------
Net income..............................................  $ 617    $1,343    $1,203
                                                          =====    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

14. OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 1999, 1998 and 1997 to avoid double-counting in other comprehensive income (loss) items that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               1999       1998       1997
                                                               ----       ----       ----
Holding (losses) gains on investments arising during the
  year......................................................  $(6,314)   $ 1,493    $ 4,257
Income tax effect of holding gains or losses................    2,262       (617)    (1,615)
Transfer of securities from held-to-maturity to
  available-for-sale:
  Holding gains on investments..............................       --         --        198
  Income tax effect.........................................       --         --        (75)
Reclassification adjustments:
  Realized holding (gains) losses included in current year
     net income.............................................       38     (2,013)      (844)
  Amortization of premium and discount on investments.......     (307)      (350)      (209)
  Realized holding (losses) gains allocated to other
     policyholder amounts...................................      (67)       608        231
  Income tax effect.........................................      120        729        312
Allocation of holding losses (gains) on investments relating
  to other policyholder amounts.............................    3,788       (351)    (2,231)
Income tax effect of allocation of holding gains and losses
  to other policyholder amounts.............................   (1,357)       143        846
                                                              -------    -------    -------
Net unrealized investment (losses) gains....................   (1,837)      (358)       870
                                                              -------    -------    -------
Foreign currency translation adjustments arising during the
  year......................................................       50       (115)       (46)
Reclassification adjustment for sale of investment in
  foreign operation.........................................       --          2         (3)
                                                              -------    -------    -------
Foreign currency translation adjustment.....................       50       (113)       (49)
                                                              -------    -------    -------
Minimum pension liability adjustment........................       (7)       (12)        --
                                                              -------    -------    -------
Other comprehensive income (loss)...........................  $(1,794)   $  (483)   $   821
                                                              =======    =======    =======

15. BUSINESS SEGMENT INFORMATION

     The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe and Asia. The Company's business is divided into six segments: Individual, Institutional, Auto & Home, International, Asset Management and Corporate. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care and dental insurance and other insurance products and services. Auto & Home provides insurance coverages including private passenger automobile, homeowners and personal excess liability insurance. International provides life insurance, accident and health insurance, annuities and retirement and savings

                      METROPOLITAN LIFE INSURANCE COMPANY
products to both individuals and groups, and auto and homeowners coverage to individuals. Asset Management provides a broad variety of asset management products and services to individuals and institutions such as mutual funds for savings and retirement needs, commercial real estate advisory and management services, and institutional and retail investment management. Through its Corporate segment, the Company reports items that are not allocated to any of the business segments.

     Set forth in the tables below is certain financial information with respect to the Company's operating segments for the years ended December 31, 1999, 1998 and 1997. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company has divested operations that did not meet targeted rates of return, including its commercial leasing business (Corporate segment) and substantial portions of its Canadian operations (International segment), and insurance operations in the United Kingdom (International segment). The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates non-recurring items (primarily consisting of sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products) and prior to its sale in 1998, the results of MetLife Capital Holdings, Inc. to the Corporate segment.

                                                        AUTO
AT OR FOR THE YEAR ENDED                                 &                        ASSET                  CONSOLIDATION/
   DECEMBER 31, 1999      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------  ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums................   $  4,289       $ 5,525      $1,751      $  523         $   --      $    --       $    --       $ 12,088
Universal life and
  investment-type
  product policy fees...        888           502          --          48             --           --            --          1,438
Net investment income...      5,346         3,755         103         206             80          605          (279)         9,816
Other revenues..........        558           629          21          12            803           59            72          2,154
Net realized investment
  gains (losses)........        (14)          (31)          1           1             --          (41)           14            (70)
Policyholder benefits
  and claims............      4,625         6,712       1,301         463             --           --             4         13,105
Interest credited to
  policyholder account
  balances..............      1,359         1,030          --          52             --           --            --          2,441
Policyholder
  dividends.............      1,509           159          --          22             --           --            --          1,690
Other expenses..........      2,719         1,589         514         248            795        1,031          (141)         6,755
Income (loss) before
  provision for income
  taxes and
  extraordinary item....        855           890          61           5             88         (408)          (56)         1,435
Income (loss) after
  provision for income
  taxes before
  extraordinary item....        555           567          56          21             51         (358)          (50)           842
Total assets............    109,401        88,127       4,443       4,381          1,036       19,834        (1,990)       225,232
Deferred policy
  acquisition costs.....      8,049           106          93         244             --           --            --          8,492
Separate account
  assets................     28,828        35,236          --         877             --           --            --         64,941
Policyholder
  liabilities...........     72,956        47,781       2,318       2,187             --            6          (293)       124,955
Separate account
  liabilities...........     28,828        35,236          --         877             --           --            --         64,941

                      METROPOLITAN LIFE INSURANCE COMPANY

                                                        AUTO
AT OR FOR THE YEAR ENDED                                 &                        ASSET                  CONSOLIDATION/
   DECEMBER 31, 1998      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------  ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums................   $  4,323       $ 5,159      $1,403      $  618         $   --      $    --       $    --       $ 11,503
Universal life and
  investment-type
  product policy fees...        817           475          --          68             --           --            --          1,360
Net investment income...      5,480         3,885          81         343             75          682          (318)        10,228
Other revenues..........        474           575          36          33            817          111           (52)         1,994
Net realized investment
  gains.................        659           557         122         117             --          679          (113)         2,021
Policyholder benefits
  and claims............      4,606         6,416       1,029         597             --          (10)           --         12,638
Interest credited to
  policyholder account
  balances..............      1,423         1,199          --          89             --           --            --          2,711
Policyholder
  dividends.............      1,445           142          --          64             --           --            --          1,651
Other expenses..........      2,577         1,613         386         352            799        2,601          (309)         8,019
Income (loss) before
  provision for income
  taxes and
  extraordinary item....      1,702         1,281         227          77             93       (1,119)         (174)         2,087
Income (loss) after
  provision for income
  taxes before
  extraordinary item....      1,069           846         161          56             49         (691)         (143)         1,347
Total assets............    103,614        88,741       2,763       3,432          1,164       20,852        (5,220)       215,346
Deferred policy
  acquisition costs.....      6,194            82          57         205             --           --            --          6,538
Separate account
  assets................     23,013        35,029          --          26             --           --            --         58,068
Policyholder
  liabilities...........     71,571        49,406       1,477       2,043             --            1          (295)       124,203
Separate account
  liabilities...........     23,013        35,029          --          26             --           --            --         58,068

                                                         AUTO
AT OR FOR THE YEAR ENDED                                  &                        ASSET                  CONSOLIDATION/
    DECEMBER 31, 1997      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------   ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums.................   $ 4,327        $ 4,689      $1,354      $  908         $   --      $    --       $    --       $ 11,278
Universal life and
  investment-type product
  policy fees............       855            426          --         137             --           --            --          1,418
Net investment income....     4,754          3,754          71         504             78          700          (370)         9,491
Other revenues...........       338            357          25          54            682           19            16          1,491
Net realized investment
  gains..................       356             45           9         142             --          326           (91)           787
Policyholder benefits and
  claims.................     4,597          5,934       1,003         869             --           --            --         12,403
Interest credited to
  policyholder account
  balances...............     1,422          1,319          --         137             --           --            --          2,878
Policyholder dividends...     1,340            305          --          97             --           --            --          1,742
Other expenses...........     2,394          1,178         351         497            679          966          (294)         5,771
Income before provision
  for income taxes.......       877            535         105         145             81           79          (151)         1,671
Income after provision
  for income taxes.......       599            339          74         126             45          163          (143)         1,203
Total assets.............    95,323         83,473       2,542       7,412          1,136       18,641        (5,745)       202,782
Deferred policy
  acquisition costs......     5,912             40          56         428             --           --            --          6,436
Separate account assets..    17,345         30,473          --         520             --           --            --         48,338
Policyholder
  liabilities............    70,686         49,547       1,509       5,615             --            1            --        127,358
Separate account
  liabilities............    17,345         30,473          --         520             --           --            --         48,338

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Individual segment includes an equity ownership interest in Nvest Companies, L.P. ("Nvest") under the equity method of accounting. Nvest has been included within the Asset Management segment due to the types of products and strategies employed by the entity. The individual segment's equity in earnings of Nvest, which is included in net investment income, was $48, $49 and $45 for the years ended December 31, 1999, 1998 and 1997, respectively. The investment in Nvest was $196, $252 and $216 at December 31, 1999, 1998 and 1997,
respectively.

     Net investment income and net realized investment gains are based upon the actual results of each segment's specifically identifiable asset portfolio. Other costs and operating costs were allocated to each of the segments based upon: (1) a review of the nature of such costs, (2) time studies analyzing the amount of employee compensation costs incurred by each segment, and (3) cost estimates included in the Company's product pricing.

     The consolidation/elimination column includes the elimination of all intersegment amounts and the Individual segment's ownership interest in Nvest. The principal component of the intersegment amounts related to intersegment loans, which bore interest at rates commensurate with related borrowings.

     Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. operations were $24,637, $25,643 and $22,664 for the years ended December 31, 1999, 1998 and 1997, respectively, which represented 97%, 96% and 93%, respectively, of consolidated revenues.

16. SUBSEQUENT EVENTS

     On January 6, 2000, the Company acquired GenAmerica for $1.2 billion. In connection with this acquisition, the Company incurred $900 of short-term debt. GenAmerica is a holding company which includes General American Life Insurance Company, 48.3% of the outstanding shares of Reinsurance Group of America ("RGA") common stock, a provider of reinsurance, and 61.0% of the outstanding shares of Conning Corporation common stock, an asset manager. On January 18, 2000, the Company announced that it had proposed to acquire all of the outstanding shares of Conning common stock not already owned by it for $10.50 per share in cash, or approximately $55. At December 31, 1999, the Company owned 9.6% of the outstanding shares of RGA common stock which were acquired on November 24, 1999 for $125. Subsequent to the GenAmerica acquisition, the Company owned 57.9% of the outstanding shares of RGA common stock. Total assets, revenues and net loss of GenAmerica were $23,594, $3,916 and $(174), respectively, at or for the year ended December 31, 1999.

     As part of the acquisition agreement, in September 1999 the Company assumed $5,752 of General American Life funding agreements and received cash of $1,926 and investment assets with a market value of $3,826. In October 1999, as part of the assumption arrangement, the holders of General American Life funding agreements aggregating $5,136 elected to have the Company redeem the funding agreements for cash. General American Life agreed to pay the Company a fee of $120 in connection with the assumption of the funding agreements. The fee will be considered as part of the purchase price to be allocated to the fair value of assets and liabilities acquired. The Company also agreed to make a capital contribution of $120 to General American Life after the completion of the acquisition.

     At the date of the acquisition agreement, the Company and GenAmerica were parties to a number of reinsurance agreements. In addition, as part of the acquisition, the Company entered into agreements effective as of July 25, 1999, which coinsured new and certain existing business of General American Life and some of its affiliates. See Note 11.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)



                                                         PRO FORMA SIX
                                        SIX MONTHS        MONTHS ENDED
                                      ENDED JUNE 30,   JUNE 30, (NOTE 4)
                                      --------------   -----------------
                                      2000     1999           2000
                                      ----     ----           ----

REVENUES

Premiums...........................  $7,041   $5,786        $ 6,147
Universal life and investment-type
  product policy fees..............     917      651            917
Net investment income..............   5,042    4,806          4,432
Other revenues.....................   1,359    1,048          1,370
Net realized investment losses (net
  of amounts allocable to other
  accounts of $23, $40 and $12,
  respectively)....................    (147)    (155)          (127)
Contribution from the closed
  block............................       1       --             25
                                     -------  -------       -------
                                     14,213   12,136         12,764
                                     -------  -------       -------

EXPENSES

Policyholder benefits and claims
  (includes amounts directly
  related to net realized
  investment losses of $8,
  $16 and $8, respectively)........   7,336    6,400          6,420
Interest credited to policyholder
  account balances.................   1,421    1,207          1,421
Policyholder dividends.............     605      784            226
Payments to former Canadian
  policyholders....................     327       --             --
Other expenses (includes amounts
  directly related to net realized
  investment losses of $15, $24 and
  $4, respectively)................   3,857    3,421          3,693
                                     -------  -------       -------
                                     13,546   11,812         11,760
                                     -------  -------       -------
Income before provision for income
  taxes and extraordinary item.....     667      324          1,004
Provision for income taxes.........     376      171            335
                                     -------  -------       -------
Income before extraordinary item...     291      153            669
Extraordinary item --
  demutualization expense..........     170       44             --
                                     -------  -------       -------
Net income.........................  $  121   $  109        $   669
                                     =======  =======       =======
Net income after date of
  demutualization..................  $  341
                                     =======


See accompanying notes to unaudited interim condensed consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
                JUNE 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999
                                 (IN MILLIONS)



                                                        2000            1999
                                                        ----            ----
ASSETS
Investments:

  Fixed maturities available-for-sale,
    at fair value ............................       $  83,618        $  96,981
  Equity securities, at fair value ...........           2,133            2,006
  Mortgage loans on real estate ..............          16,405           19,739
  Real estate and real estate joint
    ventures .................................           5,619            5,649
  Policy loans ...............................           4,179            5,598
  Other limited partnership interests ........           1,559            1,331
  Short-term investments .....................           1,046            3,055
  Other invested assets ......................           2,122            1,501
                                                     ---------        ---------
                                                       116,681          135,860

Cash and cash equivalents ....................           3,187            2,789
Accrued investment income ....................           1,424            1,725
Premiums and other receivables ...............           8,317            6,681
Deferred policy acquisition costs ............           6,771            9,069
Deferred income taxes ........................             695              603
Other ........................................           4,824            3,564
Closed block assets ..........................          39,089             --
Separate account assets ......................          73,706           64,941
                                                     ---------        ---------
                                                     $ 254,694        $ 225,232
                                                     =========        =========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits .......................       $  41,373        $  73,582
Policyholder account balances ................          53,605           45,901
Other policyholder funds .....................           5,339            4,498
Policyholder dividends payable ...............             283              974
Short-term debt ..............................           1,775            4,208
Long-term debt ...............................           3,838            2,514
Current income tax payable ...................             552              548
Other ........................................          16,938           14,376
Closed block liabilities .....................          42,766             --
Separate account liabilities .................          73,706           64,941
                                                     ---------        ---------
                                                       240,175          211,542
                                                     ---------        ---------
Commitments and contingencies (Note 7)

Company-obligated mandatory redeemable
  securities of subsidiary trust holding
  solely junior subordinated debentures
  of its Parent ..............................             118             --
                                                     ---------        ---------
Stockholder's Equity:
Common stock, par value $.01 per
  share: .....................................               5             --
Additional paid-in capital ...................          14,549             --
Retained earnings ............................             341           14,100
Accumulated other comprehensive loss .........            (494)            (410)
                                                     ---------        ---------
                                                        14,401           13,690
                                                     ---------        ---------
                                                     $ 254,694        $ 225,232
                                                     =========        =========


   See accompanying notes to unaudited interim condensed consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
   UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN MILLIONS)



                                                                   ACCUMULATED OTHER
                                                                  COMPREHENSIVE LOSS
                                                                  ------------------
                                                             NET        FOREIGN     MINIMUM
                                   ADDITIONAL             UNREALIZED   CURRENCY     PENSION
                           COMMON   PAID-IN    RETAINED   INVESTMENT  TRANSLATION  LIABILITY
                           STOCK    CAPITAL     EARNING     LOSSES    ADJUSTMENT   ADJUSTMENT    TOTAL
                           ------  ----------  --------   ----------  -----------  ----------    -----

Balance at January 1,
  2000...................   $--     $    --    $ 14,100     $(297)       $(94)        $(19)     $13,690
Policy credits and cash
  payments to eligible
  policyholders..........                        (2,958)                                         (2,958)
Common stock issued in
  demutualization........     5      10,917     (10,922)                                             --
Capital contribution from
  Parent.................    --       3,632          --        --          --           --        3,632
Comprehensive income:
  Net loss before date of
    demutualization......                          (220)                                           (220)
  Net income after date
    of demutualization...                           341                                             341
  Other comprehensive
    loss:
    Unrealized investment
      losses, net of
      realized offsets,
      reclassification
      adjustments and
      income taxes.......                                     (92)                                  (92)
    Foreign currency
      translation
      adjustments........                                                   8                         8
                                                                                                -------
    Other comprehensive
      loss...............                                                                           (84)
                                                                                                -------
  Comprehensive income...                                                                            37
                            ---     -------    --------     -----        ----         ----      -------
Balance at June 30,
  2000...................   $ 5     $14,549    $    341     $(389)       $(86)        $(19)     $14,401
                            ===     =======    ========     =====        ====         ====      =======


See accompanying notes to unaudited interim condensed consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                 (IN MILLIONS)



                                                            2000         1999
                                                            ----         ----

NET CASH PROVIDED BY OPERATING ACTIVITIES ..........     $  1,682      $  1,280
CASH FLOWS FROM INVESTING ACTIVITIES
    Sales, maturities and repayments of:
      Fixed maturities .............................       21,473        39,728
      Equity securities ............................          392           456
      Mortgage loans on real estate ................          998           761
      Real estate and real estate joint ventures ...          344           482
      Other limited partnership interests ..........          263           273
  Purchases of:
    Fixed maturities ...............................      (25,258)      (40,588)
    Equity securities ..............................         (377)         (172)
    Mortgage loans on real estate ..................         (833)       (2,190)
    Real estate and real estate joint ventures .....         (186)         (170)
    Other limited partnerhip interests .............         (338)         (193)
  Net change in short-term investments .............        2,130           616
  Net change in policy loans .......................          (98)           87
  Purchase of business, net of cash received .......         (419)         --
  Proceeds from sales of businesses ................          107          --
  Net change in investment collateral ..............        1,015           505
  Other, net .......................................         (387)          (72)
                                                         --------      --------
Net cash used in investing activities ..............       (1,174)         (477)
                                                         --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital contribution from Parent .................        3,632          --
  Cash payments to eligible
    policyholders ..................................       (2,550)         --
  Policyholder account balances:
    Deposits .......................................       14,769        10,268
    Withdrawals ....................................      (14,636)      (11,509)
  Net change in short-term debt ....................       (2,436)       (1,058)
  Long-term debt issued ............................        1,124           165
  Long-term debt repaid ............................          (13)         (181)
                                                         --------      --------
Net cash provided by (used in) financing
  activities .......................................         (110)       (2,315)
                                                         --------      --------
Change in cash and cash equivalents ................          398        (1,512)
Cash and cash equivalents, beginning of period .....        2,789         3,301
                                                         --------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...........     $  3,187      $  1,789
                                                         ========      ========
Supplemental disclosures of cash flow information:

Cash paid during the period for:

  Interest .........................................     $    257      $    196
                                                         ========      ========
  Income taxes .....................................     $    235      $    170
                                                         ========      ========
Non-cash transactions during the period:
  Policy credits to eligible policyholders .........     $    408      $   --
                                                         ========      ========
  Business acquisitions -- assets ..................     $ 23,686      $   --
                                                         ========      ========
  Business acquisitions --
    liabilities ....................................     $ 22,406      $   --
                                                         ========      ========


See accompanying notes to unaudited interim condensed consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

    Metropolitan Life Insurance Company and its subsidiaries ("The Company") is a leading provider of insurance and financial services to a broad section of institutional and individual customers. The Company offers life insurance, annuities and mutual funds to individuals and group insurance, reinsurance and retirement and savings products and services to corporations and other institutions.

    On April 7, 2000, Metropolitan Life Insurance Company ("Metropolitan Life") converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. ("MetLife"), a Delaware corporation. The conversion was pursuant to an order by the New York Superintendent of Insurance ("Superintendent") approving Metropolitan Life's plan of reorganization (the "plan") as amended.

    On the date of demutualization, each policyholder's membership interest in Metropolitan Life was extinguished and each eligible policyholder received, in exchange for that interest, trust interests representing shares of common stock of MetLife to be held in a trust, cash or an adjustment to their policy values in the form of policy credits, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998.

  BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented. Interim results are not necessarily indicative of full year performance. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company and the notes thereto for the year ended December 31, 1999.

  PRINCIPLES OF CONSOLIDATION

    The accompanying condensed consolidated financial statements include the accounts of the Company, partnerships and joint ventures in which the Company has a majority voting interest or general partner interest with limited removal rights from limited partners. All material intercompany accounts and transactions have been eliminated.

  EXTRAORDINARY ITEM -- DEMUTUALIZATION EXPENSE

    The accompanying condensed consolidated statements of operations include extraordinary charges of $170 (net of income tax benefit of $60), and $44 (net of income tax benefit of $10) for the six months ended June 30, 2000 and 1999, respectively, related to costs associated with the demutualization.

  FEDERAL INCOME TAXES

    Federal income taxes for interim periods have been computed using an estimated annual effective tax rate. This rate is revised, if necessary, at the end of each successive interim period to reflect the current estimate of the annual effective tax rate. Income tax expense for the six months ended June 30, 2000 reflect the effect of surplus tax for the period prior to demutualization and the non-deductible payment to the former Canadian policyholders.

  CLOSED BLOCK

    On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. The closed block will continue in effect as long as any policy in the closed block remains in force. The expected life of the closed block is over 100 years.

    The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends in the amounts described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization represents the estimated maximum future contributions from the closed block expected to result from operations attributed to the closed block after income taxes. Contributions from the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative contributions from the closed block will approximately equal the expected cumulative contributions due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative contribution from the closed block is greater than the expected cumulative contribution from the closed block, the Company will recognize only the expected cumulative contribution in income with the excess recorded as a policyholder dividend obligation, because it will pay the excess of the actual cumulative contribution from the closed block over the expected cumulative contribution to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative contribution from the closed block is less than the expected cumulative contribution from the closed block, the Company will recognize only the actual contribution in income. However, the Company may change dividends in the future, which would be intended to increase future actual contributions until the actual cumulative contributions equal the expected cumulative contributions.

    The results of operations of the closed block are presented as a single line item in the Company's condensed consolidated statements of operations entitled, "Contribution from the closed block". In addition, all assets and liabilities allocated to the closed block are reported in the Company's condensed consolidated balance sheet separately under the captions "Closed block assets" and "Closed block liabilities", respectively. Prior to the establishment of the closed block the assets, liabilities, revenues and expenses of the closed block were reported in various line items in the Company's condensed consolidated financial statements. Accordingly, certain line items in the Company's condensed consolidated financial statements subsequent to the establishment of the closed block reflect material reductions in reported amounts, as compared to periods prior to the establishment of the closed block, while having no effect on stockholder's equity or net income (loss).

    The pre-tax contribution from the closed block includes only those revenues, benefit payments, dividends, premium taxes, administrative and investment expenses considered in funding the closed block and deferred policy acquisition costs incurred prior to the date of demutualization, applicable to policies included in the closed block. Income tax expenses applicable to the closed block are allocated to the closed block and are reflected as a component of the provision for income taxes.

  EARNINGS AFTER DATE OF DEMUTUALIZATION

    Net income after the date of demutualization is based on the results of operations for the period beginning on April 1, 2000, adjusted to eliminate the payments to the former Canadian policyholders and costs of demutualization recorded in April 2000 which are applicable to the period prior to demutualization.

  APPLICATION OF ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 2000, the Company adopted Statement of Position ("SOP") 98-7, ACCOUNTING FOR INSURANCE AND REINSURANCE CONTRACTS THAT DO NOT TRANSFER INSURANCE RISK ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing or underwriting risk and 4) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's condensed consolidated financial statements.

    In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES -- AN AMENDMENT OF
FASB STATEMENT NO. 133 ("SFAS 138"). In June 1999, the FASB also issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133") until January 1, 2001. SFAS 133, as amended by SFAS 138, requires, among other things, that all derivatives be recognized in the consolidated balance sheet as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. The Company is in the process of quantifying the impact of SFAS 133 on its consolidated financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 as of January 1, 2001. The Company is in the process of quantifying the impact, if any, of the requirements of SAB 101.

2. INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS

    On the date of demutualization, MetLife conducted an initial public offering of 202,000,000 shares and concurrent private placements of 60,000,000 shares of its common stock at an initial public offering price of $14.25 per share. The shares of common stock issued in the offerings are in addition to 493,903,472 shares of common stock of MetLife distributed to the Metropolitan Life policyholder trust for the benefit of policyholders of Metropolitan Life in connection with the demutualization. On April 10, 2000, MetLife issued 30,300,000 additional shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the initial public offering.

    In April 2000, MetLife Capital Trust I, a business trust wholly owned by MetLife, issued 20,125,000 8.00% equity security units ("units"). Each unit contains a purchase contract under which the holder agrees to purchase, for $50.00, shares of common stock of MetLife on May 15, 2003 and a capital security, with a stated liquidation amount of $50.00. The number of shares to be purchased at such date will be determined based on the average trading price of MetLife common stock. The proceeds from the sale of the units were used to acquire $1,006 8.00% debentures of MetLife ("MetLife debentures"). The capital securities represent undivided beneficial ownership interests in MetLife Capital Trust I's assets, which consist solely of the MetLife debentures. These securities are pledged to collateralize the obligations of the unit holder under the related purchase contracts. Holders of the capital securities are entitled to receive cumulative cash distributions accruing from April 7, 2000 and payable quarterly in arrears commencing August 15, 2000 at an annual rate of 8.00%. MetLife irrevocably guarantees, on a senior and unsecured basis, the payment in full of distributions on the capital securities and the stated liquidation amount of the capital securities, in each case to the extent of available trust funds. Holders of the capital securities generally have no voting rights.

    The MetLife debentures bear interest at an annual rate of 8.00% of the principal amount, payable quarterly in arrears commencing August 15, 2000 and mature on May 15, 2005. These debentures are unsecured. Because MetLife is a holding company, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation, reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent MetLife may be recognized as a creditor of that subsidiary. Accordingly, MetLife's obligations under the debentures are effectively subordinated to all existing and future liabilities of its subsidiaries.

    In connection with the contribution to Metropolitan Life of the net proceeds from the initial public offering, the private placements and the unit offering, Metropolitan Life issued to MetLife a $1,006 8.00% mandatorily convertible note due 2005 having the same interest and payment terms as set forth in the debentures of MetLife issued to MetLife Capital Trust I. The principal amount of the capital note is mandatorily convertible into common stock of Metropolitan Life upon maturity or acceleration of the capital note and without any further action by MetLife or Metropolitan Life. In addition, the capital note provides that Metropolitan Life may not make any payment of principal or interest on the capital note so long as specified payment restrictions exist and have not been waived by the Superintendent. Payment restrictions would exist if Metropolitan Life fails to exceed certain thresholds relative to the level of its statutory risk-based capital or the amount of its outstanding capital notes, surplus notes or similar obligations. At June 30, 2000, Metropolitan Life's statutory total adjusted capital exceeded these limitations.

3. CLOSED BLOCK

    The closed block was established on the effective date of demutualization. Amounts reported at April 7, 2000 and for the period after demutualization are as of April 1, 2000 and for the period beginning on April 1, 2000 (the effect of transactions from April 1, 2000 through April 6, 2000 are not considered material). Certain amounts reported for the closed block are based on estimates and assumptions that management believes are reasonable. Revisions to such estimates will be recorded in the period of change. Pro forma amounts are as if the closed block had been established on January 1, 2000.

    Closed block revenues and expenses were as follows:

                                        PRO FORMA                      PRO FORMA
                                     JANUARY 1, 2000  APRIL 7, 2000   SIX MONTHS
                                         THROUGH         THROUGH         ENDED
                                      APRIL 6, 2000   JUNE 30, 2000  JUNE 30, 2000
                                     ---------------  -------------  -------------

REVENUES

  Premiums.........................      $  894          $  936         $1,830
  Net investment income and other
    revenues.......................         620             626          1,246
  Net realized investment losses
    (net of amounts allocable to
    other accounts of $11, $(6) and
    $5, respectively)..............         (20)            (20)           (40)
                                         ------          ------         ------
                                          1,494           1,542          3,036
                                         ------          ------         ------

EXPENSES

  Policyholder benefits and claims
    (includes amounts directly
    related to net realized
    investment losses of $--, $(7)
    and $(7), respectively)........         916             918          1,834
  Policyholder dividends...........         379             376            755
  Policyholder dividend
    obligation.....................          --              27             27
  Other expenses (includes amounts
    directly related to net
    realized investment losses of
    $11, $1 and $12,
    respectively)..................         175             220            395
                                         ------          ------         ------
                                          1,470           1,541          3,011
                                         ------          ------         ------
Contribution from the closed
  block............................      $   24          $    1         $   25
                                         ======          ======         ======

    Closed block assets and liabilities at June 30, 2000 and April 7, 2000 were as follows:

                                                         JUNE 30,       APRIL 7,
                                                          2000           2000
                                                        --------       --------

ASSETS
Investments:

  Fixed maturities available-for-sale,
    at fair value ..............................         $23,961         $23,939
  Equity securities, at fair value .............              24            --
  Mortgage loans on real estate ................           5,026           4,744
  Policy loans .................................           3,776           3,762
  Short-term investments .......................              98             167
  Other invested assets ........................             428             325
                                                         -------         -------
                                                          33,313          32,937

Cash and cash equivalents ......................           1,005             643
Accrued investment income ......................             518             538
Premiums and other receivables .................             242             250
Deferred policy acquisition costs ..............           4,011           4,011
Other ..........................................            --                22
                                                         -------         -------
  Total closed block assets ....................         $39,089         $38,401
                                                         =======         =======

LIABILITIES

Future policy benefits .........................         $38,835          38,662
Other policyholder funds .......................             313             321
Policyholder dividends payable .................             767             747
Current income tax payable .....................              61              46
Other ..........................................           2,790           2,331
                                                         -------         -------
  Total closed block liabilities ...............         $42,766         $42,107
                                                         =======         =======


4. PRO FORMA INFORMATION

    The pro forma information for the six months ended June 30, 2000 is provided for informational purposes only and does not necessarily indicate the consolidated results of operations had the demutualization been consummated on January 1, 2000. The pro forma information also does not project or forecast the consolidated results of operations for any future period.

    The pro forma earnings information gives effect to the demutualization and other related events as if they occurred on January 1, 2000. Accordingly, pro forma earnings reflect the following adjustments:

    o The elimination of surplus tax of $30, since Metropolitan Life will no longer be subject to such tax as a stock life insurance company;

    o The elimination of interest of $9 (net of income taxes of $5) related to the repayment of $900 of short-term debt incurred in connection with Metropolitan Life's acquisition of GenAmerica for the period January 1, 2000 through April 6, 2000;

    o The elimination of cash payments of $327 made by Metropolitan Life's Canadian branch to certain holders of policies included in its Canadian business sold to Clarica Life Insurance Company in 1998;

    o The elimination of demutualization expenses of $170 (net of income taxes of $60) which were assumed to have been incurred prior to January 1, 2000; and

    o The establishment of the closed block (See Note 3 for pro forma amounts of revenues and expenses).

5. ACQUISITIONS AND DISPOSITIONS

  GENAMERICA CORPORATION

    On January 6, 2000, Metropolitan Life completed its acquisition of GenAmerica Corporation ("GenAmerica") for $1.2 billion plus costs of the acquisition. GenAmerica is a holding company which includes General American Life Insurance Company, 48.3% of the outstanding shares of Reinsurance Group of America ("RGA") common stock, a provider of reinsurance, and 61.0% of the outstanding shares of Conning Corporation ("Conning") common stock, an asset manager. Metropolitan Life owned 9.6% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. On the date of the acquisition, Metropolitan Life's ownership percentage of the outstanding shares of RGA common stock was 57.9%.

    In connection with the acquisition of GenAmerica, Metropolitan Life obtained GenAmerica Capital I, a wholly-owned subsidiary trust of GenAmerica. In June 1997, GenAmerica Capital I issued $125 of 8.525% capital securities. GenAmerica has fully and conditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities at any time after June 30, 2007.

    In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life for $73.

    As part of the GenAmerica acquisition, General American Life Insurance Company paid Metropolitan Life a fee of $120 in connection with the assumption of certain funding agreements. The fee has been considered as part of the purchase price of GenAmerica. In connection with this transaction, Metropolitan Life made a capital contribution of $120 to General American Life after the completion of the acquisition.

    The Company's total revenues, income before extraordinary items and net income for the six months ended June 30, 1999 on both an historical and pro forma basis as if the acquisition of GenAmerica had occurred on January 1, 1999 were as follows:

                                                  INCOME BEFORE
                                TOTAL REVENUES  EXTRAORDINARY ITEM  NET INCOME
                                --------------  ------------------  ----------

Historical....................     $12,136             $153            $109
Pro forma.....................     $14,201             $188            $140


  NVEST

    On June 16, 2000, the Company announced that its affiliates, Nvest, L.P. and Nvest Companies, L.P., have entered into a definitive agreement to be acquired by CDC Asset Management, an affiliate of Caisse des Depots Group. The Company owns 48% of the outstanding units of the Nvest entities.

    CDC Asset Management will pay $40 per unit for Nvest, L.P. and Nvest Companies, L.P., subject to a possible price adjustment and other conditions set forth in the agreement. Based on the $40 per unit price, the Company would receive $858 upon the closing of this transaction. This transaction, which will result in a gain, is expected to be completed in the fourth quarter of 2000.

    Total assets of the Nvest entities were approximately $871 at June 30, 2000. Total revenues and net income (net of minority interest) applicable to the Nvest entities were approximately $318 and $21 for the six months ended June 30, 2000, respectively.

6. NET REALIZED INVESTMENT LOSSES

    Net realized investment losses, including changes in valuation allowances, for the six months ended June 30, 2000 and 1999 were as follows:

                                                                 2000     1999
                                                                 ----     ----

Fixed maturities .............................................  $ (240)  $ (276)
Equity securities ............................................      79      (37)
Mortgage loans on real estate ................................       6        4
Real estate and real estate joint
  ventures ...................................................      27      166
Other limited partnership interests ..........................      (3)      27
Sales of businesses ..........................................       3     --
Other ........................................................     (42)     (79)
                                                                  ----     ----
                                                                  (170)    (195)
Amounts allocable to:
Deferred policy acquisition costs ............................      15       24
Participating pension contracts ..............................       8       16
                                                                  ----     ----
                                                                $ (147)  $ (155)
                                                                  ====     ====

    Realized investment losses have been reduced by (1) deferred policy acquisition cost adjustments to the extent that such adjustments result from realized investment gains and losses and (2) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are credited to or deducted from the contractholders' accounts. This presentation may not be comparable to presentations made by other insurers.

7. COMMITMENTS AND CONTINGENCIES

  LITIGATION

    Metropolitan Life is currently a defendant in approximately 550 lawsuits raising allegations of improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims".

    On December 28, 1999, after a fairness hearing, the United States District Court for the Western District of Pennsylvania approved a class action settlement resolving a multidistrict litigation proceeding involving alleged sales practices claims. No appeal was taken, and the settlement is final. The settlement class includes most of the owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

    In addition to dismissing the consolidated class actions, the District Court's order also bars sales practices claims by class action members for sales by the defendant insurers during the class period, effectively resolving all pending class actions against these insurers.

    Under the terms of the order, only those class members who exclude themselves from the settlement may continue an existing, or start a new, sales practices lawsuit against Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company for sales that occurred during the class period. Approximately 20,000 class members elected to exclude themselves from the settlement.

    The settlement provides three forms of relief. General relief, in the form of free death benefits, is provided automatically to class members who did not exclude themselves from the settlement or who did not elect the claim evaluation procedures set forth in the settlement. The claim evaluation procedures permit a class member to have a claim evaluated by a third party under procedures set forth in the settlement. Claim awards made under the claim evaluation procedures will be in the form of policy adjustments, free death benefits or, in some instances, cash payments. In addition, class members who have or had an ownership interest in specified policies will also automatically receive deferred acquisition cost tax relief in the form of free death benefits. The settlement fixes the aggregate amounts that are available under each form of relief.

    Metropolitan Life expects that the total cost of the settlement will be approximately $957. This amount is equal to the amount of the increase in liabilities for the death benefits and policy adjustments and the present value of expected cash payments to be provided to included class members, as well as attorneys' fees and expenses and estimated other administrative costs, but does not include the cost of litigation with policyholders who are excluded from the settlement. Metropolitan Life believes that the cost to it of the settlement will be substantially covered by available reinsurance and the provisions made in its consolidated financial statements, and thus will not have a material adverse effect on its business, results of operations or financial position. Metropolitan Life has not yet made a recovery under those reinsurance agreements and, although there is a risk that the carriers will refuse coverage for all or part of the claim, Metropolitan Life believes this is very unlikely to occur. Metropolitan Life believes it has made adequate provision in its consolidated financial statements for all probable losses for sales practices claims, including litigation costs involving policyholders who are excluded from the settlement.

    The class action settlement does not resolve nine purported or certified class actions currently pending against New England Mutual Life Insurance Company ("New England") with which Metropolitan Life merged in 1996. Eight of those actions have been consolidated as a multidistrict proceeding for pre-trial purposes in the United States District Court of Massachusetts. The Court certified a mandatory class as to those claims. Following an appeal of that certification, the United States Court of Appeals remanded the case to the District Court for further consideration. New England has agreed to a settlement with class counsel. The District Court has granted preliminary approval, and a fairness hearing is scheduled for October 2000.

    The Metropolitan Life class action settlement also does not resolve three putative sales practices class action lawsuits which have been brought against General American Life Insurance Company. These lawsuits have been consolidated in a single proceeding in the United States District Court for the Eastern District of Missouri. General American Life Insurance Company and counsel for plaintiffs have negotiated a settlement of this consolidated proceeding. General American Life Insurance Company has not reached agreement with plaintiffs' counsel on the attorneys' fees to be paid, and the District Court will decide that issue.

    In addition, the class action settlement does not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada. A certified class action with conditionally certified subclasses against Metropolitan Life, Metropolitan Insurance and Annuity Company, Metropolitan Tower Life Insurance Company and various individual defendants alleging improper sales abroad is pending in a New York federal court and settlement discussions are continuing.

    In the past, some individual sales practices claims have been resolved through settlement, dispositive motion, or, in a few instances, trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

    See Note 9 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 for information regarding reinsurance contracts related to sales practices claims.

    Regulatory authorities in a small number of states, including both insurance departments and one state attorney general, as well as the National Association of Securities Dealers, Inc., have ongoing investigations or inquiries relating to Metropolitan Life's or the New England's sales of individual life insurance policies or annuities, including investigations of alleged improper replacement transactions and alleged improper sales of insurance with inaccurate or inadequate disclosures as to the period for which premiums would be payable. Over the past several years, Metropolitan Life has resolved a number of investigations by other regulatory authorities for monetary payments and certain other relief, and may continue to do so in the future.

    Metropolitan Life is also a defendant in numerous lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits, currently numbering in the thousands, have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and alleging that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. While Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse judgments in respect of these claims, most of the cases have been resolved by settlements. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases. The number of such cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain.

    Significant portions of amounts paid in settlement of such cases have been funded with proceeds from a previously resolved dispute with Metropolitan Life's primary, umbrella and first level excess liability insurance carriers. Metropolitan Life is presently in litigation with several of its excess liability insurers regarding amounts payable under its policies with respect to coverage for these claims. The trial court has granted summary judgment to these insurers. Metropolitan Life has appealed. There can be no assurances regarding the outcome of this litigation or the amount and timing of recoveries, if any, from these excess liability insurers. Metropolitan Life's asbestos-related litigation with these insurers should have no effect on its recoveries under excess insurance policies that were obtained in 1998 for asbestos-related claims.

    See Note 9 of Notes to Consolidated Financial Statements for the year ended December 31, 1999 for information regarding insurance policies obtained in 1998 related to asbestos-related claims.

    A purported class action suit involving policyholders in 32 states has been filed in a Rhode Island state court against a Metropolitan Life subsidiary, Metropolitan Property and Casualty Insurance Company, with respect to claims by policyholders for the alleged diminished value of automobiles after accident-related repairs. The trial court recently denied a motion by Metropolitan Property and Casualty Insurance Company for summary judgment. A similar "diminished value" allegation was made recently in a Texas Deceptive Trade Practices Act letter and lawsuit which involve a Metropolitan Property and Casualty Insurance Company policyholder. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company and its subsidiary, Metropolitan Casualty Insurance Company, in Florida by a policyholder alleging breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. These suits are in the early stages of litigation and Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company intend to defend themselves vigorously against these suits. Similar suits have been filed against several other personal lines property and casualty insurers.

    The United States, the Commonwealth of Puerto Rico and various hotels and individuals have sued MetLife Capital Corporation, a former subsidiary of the Company, seeking damages for clean up costs, natural resource damages, personal injuries and lost profits and taxes based upon, among other things, a release of oil from a barge which was being towed by the M/V EMILY S. In connection with the sale of MetLife Capital, the Company acquired MetLife Capital's potential liability with respect to the M/V EMILY S lawsuit. MetLife Capital had entered into a sale and leaseback financing arrangement with respect to the M/V EMILY S. The plaintiffs have taken the position that MetLife Capital, as the owner of record of the M/V EMILY S, is responsible for all damages caused by the barge, including the oil spill. The governments of the United States and Puerto Rico have claimed damages in excess of $150. At a mediation, the action brought by the United States and Puerto Rico was conditionally settled, provided that the governments have access to additional sums from a fund contributed to by oil companies to help remediate oil spills. The Company can provide no assurance that this action will be settled in this manner.

    Metropolitan Life has completed a tender offer to purchase the shares of Conning Corporation that it had not already owned. After Metropolitan Life had announced its intention to make a tender offer, three putative class actions were filed by Conning shareholders alleging that the prospective offer was inadequate and constituted a breach of fiduciary duty. The parties to the litigation have reached an agreement in principle providing for a settlement of the actions.

    Several lawsuits have been brought challenging the fairness of Metropolitan Life's plan of reorganization and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, MetLife, the individual directors, the New York State Superintendent of Insurance and MetLife's underwriters for the initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the Supreme Court of the State of New York for New York County have been consolidated within the commercial part. There remains a separate purported class action in state court in New York County and another in Kings County. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting. Some of the plaintiffs in the above described actions have also brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the New York Superintendent of Insurance that approved the plan. In this action, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933. The plaintiffs in these actions claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. These three federal cases have been consolidated, and the defendants have moved to dismiss the complaints. On August 3, 2000, a purported class action was filed in the United States District Court for the Southern District of New York seeking damages from MetLife for alleged violations of various provisions of the Constitution of the United States in connection with the plan of reorganization. Metropolitan Life, MetLife and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and intend to contest vigorously all of the plaintiffs' claims in these actions.

    Two lawsuits were filed in July 2000 against Metropolitan Life alleging racial discrimination against African-Americans in the marketing, sale, and administration of inexpensive life insurance policies, including "industrial" life insurance policies, sold by Metropolitan Life decades ago. The first lawsuit was filed in the United States District Court for the Southern District of New York and the second was filed in the United States District Court for the Eastern District of Louisiana. The plaintiffs in these purported class actions seek unspecified compensatory damages, punitive damages, reformation, imposition of a constructive trust, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices and adjust policy values, and other relief. Metropolitan Life believes it has meritorious defenses to the plaintiffs' claims and intends to contest vigorously all of the plaintiffs' claims in these actions.

    Insurance Departments in a number of states recently have initiated inquiries about possible race-based underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in the respective states, including Metropolitan Life and certain of its subsidiaries.

    Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods.

8. COMPREHENSIVE INCOME (LOSS)

    Comprehensive income (loss) for the six months ended June 30, 2000 and 1999 was as follows:

                                                           2000           1999
                                                           ----           ----

Net Income (loss) before date of
  demutualization ..............................        $ (220) $           109
Net income after date of demutualization .......            341            --
Accumulated other comprehensive income (loss):
  Unrealized investment losses, net of
    related offsets, reclassification
    adjustments and income taxes ...............            (92)         (1,077)
  Foreign currency translation adjustments .....              8              27
                                                        -------         -------
Accumulated other comprehensive income (loss): .            (84)         (1,050)
                                                        -------         -------
    Comprehensive income (loss) ................        $    37         $  (941)
                                                        =======         =======


9. BUSINESS SEGMENT INFORMATION



                                                    AUTO
FOR THE SIX MONTHS ENDED                             &                                  ASSET              CONSOLIDATION/
JUNE 30, 2000             INDIVIDUAL INSTITUTIONAL  HOME    INTERNATIONAL REINSURANCE MANAGEMENT CORPORATE  ELIMINATION   TOTAL
------------------------  ---------- -------------  ----    ------------- ----------- ---------- --------- -------------- -----

Premiums.................   $2,253      $3,377     $1,301       $ 319        $728        $ --      $ --        $(937)     $7,041
Universal life and
  investment-type product
  policy fees............      620         273         --          24          --          --        --           --         917
Net investment income....    3,176       1,882         83         128         183          42       329         (781)      5,042
Other revenues...........      404         355         18           5          11         434        63           69       1,359
Net realized investment
  gains (losses).........      (57)        (41)         6           8          (3)         --       (84)          24        (147)
Contribution from the

  closed block...........       --          --         --          --          --          --        --            1           1
Income (loss) before
  provision for income
  taxes and extraordinary
  item...................      548         409         (9)       (296)         50          40       (40)         (35)        667

                                                    AUTO
FOR THE SIX MONTHS ENDED                             &                                  ASSET              CONSOLIDATION/
JUNE 30, 1999             INDIVIDUAL INSTITUTIONAL  HOME    INTERNATIONAL REINSURANCE MANAGEMENT CORPORATE  ELIMINATION   TOTAL
------------------------  ---------- -------------  ----    ------------- ----------- ---------- --------- -------------- -----

Premiums.................   $2,068      $2,754     $ 727        $237          $--        $ --      $  --       $  --      $5,786
Universal life and
  investment-type product
  policy fees............      381         249        --          21           --          --         --          --         651
Net investment income....    2,601       1,898        44         101           --          38        278        (154)      4,806
Other revenues...........      260         305         9           3           --         403         21          47       1,048
Net realized investment
  gains (losses).........       23         (72)       (1)          6           --          --        (92)        (19)       (155)
Income (loss) before
  provision for income
  taxes and extraordinary
  item...................      482         454        29           4           --          48       (636)        (57)        324




                                                                          AT JUNE 30,  AT DECEMBER 31,
                                                                              2000           1999
                                                                           ---------   ---------------

Assets

  Individual .........................................................     $ 130,909      $ 109,401
  Institutional ......................................................        90,841         88,127
  Auto & Home ........................................................         4,451          4,443
  International ......................................................         4,873          4,381
  Reinsurance ........................................................         6,607           --
  Asset Management ...................................................         1,199          1,036
  Corporate ..........................................................        19,512         20,499
  Consolidation/Elimination ..........................................        (3,698)        (2,655)
                                                                           ---------      ---------
    Total ............................................................     $ 254,694      $ 225,232
                                                                           =========      =========


    The Individual segment includes the results of the closed block for the period April 7, 2000 (date the closed block became effective) through June 30, 2000 combined on a line by line basis with the results of operations outside the closed block. See Note 3 for closed block amounts included in the Individual segment above.

    The Individual segment includes an equity ownership interest in Nvest Companies, L.P. ("Nvest") under the equity method of accounting. Nvest has been included within the Asset Management segment due to the types of products and strategies employed by the entity. The Individual segment's equity in earnings of Nvest, which is included in net investment income, was $21 and $25 for the six months ended June 30, 2000 and 1999, respectively. The investment in Nvest was $192 and $206 at June 30, 2000 and 1999, respectively.

    The Reinsurance segment includes the life reinsurance business of RGA combined with Exeter, a previously existing ancillary life reinsurance business. Exeter has been reported as a component of the Individual segment rather than as a separate segment for periods prior to January 1, 2000 due to its immateriality.

    The Consolidation/Elimination column includes the elimination of all intersegment amounts, the closed block amounts presented on a line by line basis in the Individual segment, and the Individual segment's ownership interest in Nvest.

    Revenues (including revenues of the closed block) derived from any one customer did not exceed 10% of consolidated revenues. Such revenues from U.S. operations were $15,270 and $11,768 for the six months ended June 30, 2000 and 1999, respectively, which represented 97% of consolidated revenues for 2000 and 1999.

                   APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

INTRODUCTION

The prospectus included in the Form N-4 for Metropolitan Life Separate Account E includes illustrations using various characters from the PEANUTS(Registered) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectus.

CHARACTERS

Snoopy -- A Beagle dog
Charlie Brown -- A little boy with zigzag pattern on shirt
Woodstock -- A small bird
Lucy -- A little brunette girl
Linus -- A younger little boy with striped shirt (Lucy's brother)
Marcie -- A little brunette girl with glasses
Franklin -- A curly haired little boy
Pigpen -- A little boy with dust cloud and smudged face
Peppermint Patty -- An athletic girl with freckles, page boy haircut and sandals Sally -- A little blond girl with curls on top (Charlie Brown's sister) Schroeder -- A little boy with full head of hair and striped shirt (pianist)

                                                       PAGE
 1. Snoopy as MetLife Representative with briefcase    First page
    straightening bow tie

 2. Charlie Brown on step ladder looking at fold       Page 2            Table of Contents
    out map

 3. Snoopy in suit with pointer                        Page 4            Important Terms
                                                                         You Should Know

 4. Charlie Brown Reading Financial Section            Page 5            Specified Interest Rate

 5. Snoopy as MetLife Representative listening to      Page 10            MetLife
    crowd of Woodstocks

 6. "Professor" Snoopy at blackboard with              Page 11           The Income Annuity
    "Immediate Annuities" written on it
    with pointer

 7. Hour glass with dollar bill being                  Page 11           The Income Annuity
    shredded into bottom of glass with
    "inflation" written on it

 8. Charlie Brown deciding between three building      Page 12           Product Comparison
    blocks with "Annuity A", "Annuity B"
    and "Annuity C" written on them

 9. Snoopy on beach with drink and sunglasses          Page 13           Features of the Income Annuity
    relaxing in lounge chair

10. Snoopy reading menu at restaurant table            Page 14           Your Investment Choices

11. Snoopy with money in both hands looking            Page 16           Income Types
    at desk calendar with "Monday 1st"
    written on it

12. Woodstock writing out a check                      Page 17           Purchase of an Income Annuity

13. "Flying Ace" Snoopy with pointer looking           Page 18           Subsequent Income Payments
    at crowd of Woodstocks flying away

14. Snoopy using adding machine                        Page 19           Determining the Investment Factor

15. Snoopy and Woodstock balanced on seesaw            Page 20           Interest Factor

16. Woodstock in middle of balance scale with          Page 21           Income Payment Calculations
    "Interest Factor" going up and "Investment
    Factor" going down

17. Woodstock carring a sack of money                  Page 22           Reallocations

18. Lucy with magnifying glass studying a piece of     Page 24           Free Look
    paper


                                                       PAGE
19. Charlie Brown on the telephone                     Page 25           Processing Reallocations by Telephone or Internet

20. "Colonial" Snoopy as town cryer                    Page 27           Advertising Performance

21. "Uncle Sam" Snoopy with "tax                       Page 30           General Tax Information
    bill" in hand

22. Woodstock flying holding paper in hand             Page 31           Diversification

23. Lucy filling out "FORM 1040" with adding           Page 32           Income Payments
    machine on table

24. Linus rolling ball with "IRAs" written on it       Page 33           Qualified Annuities

25. Charle Brown digging in pockets to pay             Page 35           Section 457(b)
    "Uncle Sam" Snoopy

26. Franklin, Snoopy, Charlie Brown, Lucy, Pigpen,     Page 36           Table of Contents
    Schroeder and Peppermint Patty                                       for the SAI

27. Lucy in her advice box with "TAXES--The Expert     Page 37           Premium Tax Table
    is in" printed on it advising Peppermint Patty
    and Sally

                                     PART II
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

   (A) Financial Statements

   The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):

   Metropolitan Life Separate Account E

      Independent Auditors' Report

   Financial Statements for the Years Ended December 31, 1999 and 1998

      Statements of Assets and Liabilities

      Statements of Operations

      Statements of Changes in Net Assets

      Notes to Financial Statements

   Metropolitan Life Insurance Company

      Independent Auditors' Report

      Financial Statements for the Years Ended December 31, 1999, 1998 and 1997

      Consolidated Balance Sheets

      Consolidated Statements of Income

      Consolidated Statements of Cash Flow

      Consolidated Statements of Equity

      Notes to Consolidated Financial Statements


      Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2000


(B) Exhibits
   (1)        Resolution of the Board of Directors of
              Metropolitan Life establishing Separate
              Account E.(1)
   (2)        Not applicable.
   (3)(a)     Not applicable.
   (b)        Form of Selected Broker Agreement.(1)
   (4)(a)     Form of Income Annuity Contract.(7)
   (b)        Form of Certificate.(7)
   (5)        Application Form for the Income Annuity
              (8)
   (6)        Charter and By-Laws of Metropolitan
              Life.(1, 5)
   (7)        Not applicable.
   (8)        Not applicable.
   (9)        Opinion and consent of counsel as to the
              legality of the securities being
              registered.(8)
   (10)       Consent of Auditors (8)
   (11)       Not applicable.
   (12)       Not applicable.
   (13)(a)    Powers of Attorney.(1,2,3,4,6)

---------------
1. Filed with Post-Effective Amendment No. 19 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. Power of Attorney for Virginia M. Wilson filed with Pre-Effective Amendment No. 2 to Registration Statement 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on November 1, 1999. As incorporated herein by reference.

5. Filed with Post Effective Amendment No. 29 to Registration Statement No. 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 7, 2000, as incorporated herein by reference.

6. Power of Attorney for William C. Steere, Jr. filed with Post-Effective Amendment No. 18 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on April 23, 1999. As incorporated herein by reference.


7. Filed with Registration Statement No. 333-43970/811-4001 for Metropolitan Life Separate Account E on Form N-4 on August 17, 2000.

8. Filed herewith.


Item 25. Directors and Officers of the Depositor.


                                       Principal Occupation &                       Positions and Offices
           Name                           Business Address                              with Depositor
           ----                           ---------------                               -------------

Robert H. Benmosche .....    Chairman of the Board, President and             Chairman, President,
                             Chief Executive Officer,                         Chief Executive Officer and Director
                             MetLife, Inc. and Metropolitan Life
                             Insurance Company,
                             One Madison Avenue,
                             New York, NY 10010.

Curtis H. Barnette ......    Chairman Emeritus and Chief Executive            Director
                             Officer,
                             Bethlehem Steel Corporation,
                             1170 Eighth Avenue,
                             Martin Tower 101, Bethlehem, PA 18016-7699.

Gerald Clark ............    Vice-Chairman of the Board and Chief             Vice-Chairman, Chief Investment Officer
                             Investment Officer,                              and Director
                             MetLife, Inc. and Metropolitan Life
                             Insurance Company,
                             One Madison Avenue,
                             New York, NY 10010.

Joan Ganz Cooney ........    Chairman, Executive Committee,                   Director
                             Sesame Workshop,
                             One Lincoln Plaza,
                             New York, NY 10023.

Burton A. Dole, Jr. .....    Retired Chairman, President and Chief            Director
                             Executive Officer,
                             Puritan Bennett,
                             2200 Faraday Avenue,
                             Carlsbad, CA 92008-7208.

James R. Houghton .......    Chairman of the Board                            Director
                             Emeritus and Director,
                             Corning Incorporated,
                             80 East Market Street,
                             2nd Floor, Corning, NY 14830.
Harry P. Kamen ..........    Retired Chairman and Chief Executive             Director
                             Officer,
                             Metropolitan Life Insurance Company,
                             One Madison Avenue,
                             New York, NY 10010.

                                       Principal Occupation &               Positions and Offices
           Name                           Business Address                     with Depositor
           ----                           ---------------                       -------------


Helene L. Kaplan ........    Of Counsel, Skadden, Arps, Slate,                Director
                             Meagher and Flom,
                             Four Times Square,
                             New York, NY 10036.

Charles M. Leighton .....    Retired Chairman of the Board and Chief          Director
                             Executive Officer,
                             CML Group, Inc.,
                             524 Main Street,
                             Bolton, MA 01720.

Allen E. Murray .........    Retired Chairman of the Board and Chief          Director
                             Executive Officer,
                             Mobil Corporation, 375 Park Avenue,
                             Suite 2901, New York, NY 10152.

Stewart G. Nagler .......    Vice-Chairman of the Board and Chief             Vice-Chairman, Chief
                             Financial Officer,                               Financial Officer
                             MetLife, Inc. and Metropolitan Life              and Director
                             Insurance Company,
                             One Madison Avenue,
                             New York, NY 10010.

John J. Phelan, Jr. .....    Former Chairman and Chief Executive              Director
                             Officer,
                             New York Stock Exchange,
                             108 Forest Avenue
                             Locust Valley, NY 11560

Hugh B. Price ...........    President and Chief Executive Officer,           Director
                             National Urban League, Inc.,
                             120 Wall Street, 7th & 8th Floors,
                             New York, NY 10005.

Ruth J. Simmons, Ph.D ...    President,                                       Director
                             Smith College,
                             College Hall 20,
                             Northhampton, MA 01063.

William C. Steere, Jr. ..    Chairman of the Board and Chief Executive        Director
                             Officer,
                             Pfizer, Inc.,
                             235 East 42nd Street,
                             New York, NY 10016

   Set forth below is a list of the executive officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.

     Name of Officer              Position with Metropolitan Life
      --------------               ------------------------------

Robert H. Benmosche .....    Chairman, Chief Executive Officer and
                             Director

Gerald Clark ............    Vice-Chairman, Chief Investment Officer
                             and Director
Stewart G. Nagler .......    Vice-Chairman, Chief Financial Officer
                             and Director

Gary A. Beller ..........    Senior Executive Vice-President and
                             General Counsel

James H. Benson .........    President, Individual Business; Chairman,
                             Chief Executive Officer and President,
                             New England Life Insurance Company

C. Robert Henrikson .....    President, Institutional Business
Catherine A. Rein .......    Senior Executive Vice-President;
                             President and Chief Executive Officer of
                             Metropolitan Property and Casualty
                             Insurance Company

Stanley J. Talbi ........    Senior Vice President and Chief Actuary

William J. Toppeta ......    President, Client Services and Chief
                             Administrative Officer

John H. Tweedie .........    Senior Executive Vice-President
Lisa M. Weber ...........    Executive Vice-President

Judy E. Weiss ...........    Executive Vice-President

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

   The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

              ORGANIZATIONAL STRUCTURE OF METLIFE AND SUBSIDIARIES
                            AS OF SEPTEMBER 30, 2000

Metropolitan Life Insurance Company ("Metropolitan") is a wholly-owned subsidiary of MetLife, Inc, a publicly-traded company. The following is a list of subsidiaries of Metropolitan updated as of September 30, 2000. Metropolitan sold its interests in Nvest Corporation and all of Nvest Corporation affiliates on October 30, 2000. Nvest Corporation and its affiliates and the note following the list that refers to Nvest Corporation and its affiliates are marked with an asterisk (*). Those entities which are listed at the left margin (labelled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by the irrespective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A. Metropolitan Tower Corp. (DE)

   1. Metropolitan Property and Casualty Insurance Company (RI)

      a. Metropolitan Group Property and Casualty Insurance Company (RI)


          i.   Metropolitan Reinsurance Company (U.K.) Limited (Great Britain)


      b. Metropolitan Casualty Insurance Company (RI)

      c. Metropolitan General Insurance Company (RI)

      d. Metropolitan Direct Property and Casualty Insurance Company (GA)

      e. MetLife Auto & Home Insurance Agency, Inc. (RI)

      f. Metropolitan Lloyds, Inc. (TX)

      g. Met P&C Managing General Agency, Inc. (TX)

      h. Economy Fire & Casualty Company (RI)

          i.   Economy Preferred Insurance Company (RI)

          ii.  Economy Premier Assurance Company (RI)

   2. Metropolitan Insurance and Annuity Company (DE)

      a. MetLife Europe I, Inc. (DE)

      b. MetLife Europe II, Inc. (DE)

      c. MetLife Europe III, Inc. (DE)

      d. MetLife Europe IV, Inc. (DE)

      e. MetLife Europe V, Inc. (DE)

   3. MetLife General Insurance Agency, Inc. (DE)

      a. MetLife General Insurance Agency of Alabama, Inc. (AL)

      b. MetLife General Insurance Agency of Kentucky, Inc. (KY)

      c. MetLife General Insurance Agency of Mississippi, Inc. (MS)

      d. MetLife General Insurance Agency of Texas, Inc. (TX)

      e. MetLife General Insurance Agency of North Carolina, Inc. (NC)

      f. MetLife General Insurance Agency of Massachusetts, Inc. (MA)

   4. Metropolitan Asset Management Corporation (DE)

      a. MetLife Capital, Limited Partnership (DE). Partnership interests in MetLife Capital, Limited Partnership are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

      b. MetLife Capital Credit L.P. (Delaware). Partnership interests in MetLife Capital Credit L.P. are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).


          1. MetLife Capital CFLI Holdings, LLC (DE)

             a. MetLife Capital CFLI Leasing, LLC (DE)


      c. MetLife Financial Acceptance Corporation (DE). Metropolitan Asset Management Co. Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the non voting common stock of MetLife Financial Acceptance Corporation.


      d. MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      e. MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.


      f. MetLife Investments, S.A. (Argentina) 23rd Street Investment, Inc. holds one share of MetLife Investments, S.A.

   5. SSRM Holdings, Inc. (DE)

      a. State Street Research & Management Company (DE) is the sub-investment manager for the State Street Research Aggressive Growth Portfolio, State Street Research Diversified Portfolio, State Street Research Growth Portfolio, State Street Research Income Portfolio and State Street Research Aurora Small Cap Value Portfolio of Metropolitan Series Fund, Inc.

          i.   State Street Research Investment Services, Inc. (MA)

      b. SSR Realty Advisors, Inc. (DE)

          i.   Metric Management Inc. (DE)

          ii.  Metric Property Management, Inc. (DE)

             1. Metric Realty (DE). SSR Realty Advisors, Inc. and Metric
                Property Management, Inc. each hold 50% of the common stock of Metric Realty.

             2. Metric Colorado, Inc. (CO). Metric Property Management, Inc.
                holds 80% of the common stock of Metric Colorado, Inc.

          iii. Metric Capital Corporation (CA)

          iv. Metric Assignor, Inc. (CA)

          v. SSR AV, Inc. (DE)

   6. MetLife Holdings, Inc. (DE)

      a. MetLife Funding, Inc. (DE)

      b. MetLife Credit Corp. (DE)

   7. Metropolitan Tower Realty Company, Inc. (DE)


   8. Security First Group, Inc. (DE)

      a. Security First Life Insurance Company (DE)

      b. Security First Insurance Agency, Inc. (MA)

      c. Security First Insurance Agency, Inc. (NV)

      d. Security First Group of Ohio, Inc. (OH)

      e. Security First Financial, Inc. (DE)

      f. Security First Investment Management Corporation (DE)

      g. Security First Financial Agency, Inc. (TX)


   9. Natiloportem Holdings, Inc. (DE)

      a. Services Administrativos Gen, S.A. de C.V. One Share of Servicos Administrativos Gen. S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

   10.   Metlife CC Holding Company (DE)

      a. Conning Corporation (MO) 60.4% of the voting shares of Conning Corporation are held by MetLife CC Holding Company and 39.6% are held by Gen Am Holding Company.

         i.Conning, Inc. (DE)

            (1.)  Conning & Company (CT)

               (a)   Conning Asset Management Company (MO)

               (b) American Horizon Holdings Inc. (DE) 28.6% of the shares of American Horizon Holdings Inc. are held by Metropolitan Property and Casualty Insurance Company.

                  (i)  American Horizon Services, Inc. (DE)

                  (ii) American Horizon Property & Casualty Insurance Company.
                       (IL)

                     (1.) Texas American Horizon Insurance Services Agency, Inc.
                     (TX)

                  (iii)American Horizon Insurance Company (AZ)

                     (1.)American Horizon General Agency, Inc. (FL)

B. Metropolitan Tower Life Insurance Company (DE)

C. MetLife Security Insurance Company of Louisiana (LA)

D. MetLife Texas Holdings, Inc. (DE)

   1. Texas Life Insurance Company (TX)

      a. Texas Life Agency Services, Inc. (TX)

      b. Texas Life Agency Services of Kansas, Inc. (KS)

E. MetLife Securities, Inc. (DE)

F. 23rd Street Investments, Inc. (DE)

   1. Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR.

   2. Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance

      Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

     a. Coating Technologies International, Inc (DE).

   3. Mezzanine Investment Limited Partnership-8. (DE) 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-8. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-8.


G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

   1. Seguros Genesis, S.A. (Spain)

   2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros
      (Spain)

H. MetLife Saengmyoung Insurance Company Ltd. (Korea).

I. Metropolitan Life Seguros de Vida S.A. (Argentina)

J. Metropolitan Life Seguros de Retiro S.A. (Argentina).


K. MetLife  Holdings Luxembourg S.A. (Luxembourg)


L. Metropolitan Life Holdings, Netherlands BV (Netherlands)


M. MetLife International Holdings, Inc. (DE)

   1. MetLife Insurance Company of the Philippines, Inc. (Philippines).


N. Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

O. Metropolitan Marine Way Investments Limited (Canada)


P. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (94.3%) and by an entity (5.7%) unaffiliated with Metropolitan.

Q. Seguros Genesis S.A. (Mexico) Metropolitan holds 85.49%, Metropolitan Tower Corp. holds 7.31% and Metropolitan Asset Management Corporation holds 7.20%.

R. Metropolitan Life Seguros de Vida S.A. (Uruguay).


S. Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)


T. MetLife (India) Private Ltd.

U. Hyatt Legal Plans, Inc. (DE)


   1. Hyatt Legal Plans of Florida, Inc. (FL)


V. One Madison Merchandising L.L.C. (CT) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows: Metropolitan Life Insurance Company owns 99% and Metropolitan Tower Corp. owns 1%.

W. Metropolitan Realty Management, Inc. (DE)

   1. Edison Supply and Distribution, Inc. (DE)

   2. Cross & Brown Company (NY)

     a.  CBNJ, Inc. (NJ)

X. MetPark Funding, Inc. (DE)

Y. Transmountain Land & Livestock Company (MT)


Z. MetLife Trust Company, National Association. (United States)

A.A.  Benefit Services Corporation (GA)


A.B.  G.A. Holding Corporation (MA)

A.C.  CRH., Co, Inc. (MA)

A.D.  334 Madison Euro Investments, Inc.

   1. Park Twenty Three Investments Company* 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited


     a. Convent Station Euro Investments Four Company. 1% voting control of Convert Station Euro Investments Four Company (United Kingdom) is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.


A.E.  L/C Development Corporation (CA)


A.F. One Madison Investments (Cayco) Limited (Cayman Islands). 1% Voting Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.


A.G.  New England Portfolio Advisors, Inc. (MA)


A.H. CRB Co., Inc. (MA). (*AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.)

A.I. Grand Cathay Securities Investment Trust Co. Ltd. (Hong Kong) Metropolitan Life Insurance Company owns 20% of Grand Cathay Securities Investment Trust Co. Ltd. (*Nvest Companies L.P. owns 14.81% of voting control of Grand Cathay Securities Investment Trust Co., Ltd.)


A.J. Mercadian Capital L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Capital L.P.

A.K. Mercadian Funding L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Funding L.P.


A.L. St. James Fleet Investments Two Limited (Cayman Islands). Metropolitan Life Insurance Company owns 34% of St. James Fleet Investments Two Limited.


A.M.  MetLife New England Holdings, Inc. (DE)

   1. Fulcrum Financial Advisors, Inc. (MA)

   2. New England Life Insurance Company (MA)

     a.  New England Life Holdings, Inc. (DE)

      i. New England Securities Corporation (MA)

         (1) Hereford Insurance Agency, Inc. (MA)

         (2) Hereford Insurance Agency of Alabama, Inc. (AL)

         (3) Hereford Insurance Agency of Idaho, Inc. (ID)

         (4) Hereford Insurance Agency of Minnesota, Inc. (MN)

         (5) Hereford Insurance Agency of New Mexico, Inc. (NM)


         (6) Hereford Insurance Agency of Wyoming, Inc (WY).


      ii. TNE Information Services, Inc. (MA)

         (1) First Connect Insurance Network, Inc. (DE)


         (2) Interactive Financial Solutions, Inc. (MA)

      iii. N.L. Holding Corp. (DEL) (NY)


         (1) Nathan & Lewis Securities, Inc. (NY)

         (2) Nathan & Lewis Associates, Inc. (NY)

           (a) Nathan and Lewis Insurance Agency of Massachusetts, Inc. (MA)

           (b) Nathan and Lewis Associates of Texas, Inc. (TX)

         (3) Nathan & Lewis Associates-Arizona, Inc. (AZ)

         (4) Nathan & Lewis of Nevada, Inc. (NV)

      iv. New England Investment Management Inc.

     b.  Exeter Reassurance Company, Ltd. (MA)

     c.  Omega Reinsurance Corporation (AZ)

     d.  New England Pension and Annuity Company (DE)

     e.  Newbury Insurance Company, Limited (Bermuda)


   3. *Nvest Corporation (MA)

     a. *Nvest, L.P. (DE) Nvest Corporation holds a 1.69% general partnership interest and MetLife New England Holdings, Inc. 3.19% general partnership interest in Nvest, L.P.

     b. *Nvest Companies, L.P. (DE). Nvest Corporation holds a 0.0002% general partnership interest in Nvest Companies, L.P. Nvest, L.P. holds a 14.64% general partnership interest in Nvest Companies, L.P. Metropolitan holds a 47.10% limited partnership interest in Nvest Companies, L.P.

     i.  *Nvest Holdings, Inc. (DE)

         (1)   *Back Bay Advisors, Inc. (MA)

            (a) *Back Bay Advisors, L.P. (DE)
                 Back Bay Advisors, Inc. holds a 1% general partner interest and NEIC Holdings, Inc. holds a 99% limited partner interest in Back Bay Advisors, L.P.

         (2)   *R & T Asset Management, Inc. (MA)

            (a) *Reich & Tang Distributors, Inc. (DE)

            (b) *Reich & Tang Asset Management.
                 R & T Asset Management, Inc. holds a 0.5% general partner interest and NEIC Holdings, Inc. hold a 99.5% limited partner interest in Reich & Tang Asset Management, L.P.

            (c) *Reich & Tang Services, Inc. (DE)

         (3) *Loomis, Sayles & Company, Inc. (MA)

            (a) *Loomis Sayles & Company, L.P. (DE)
                 Loomis Sayles & Company, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in Loomis Sayles & Company, L.P.


               i. *Loomis Sayles (Australia) Holdings, LLC
                   (1) Loomis Sayles (Australia) Pty Limited

               ii.   *Loomis Sayles Distributors, L.P.

               iii.  *Loomis Sayles Distributors, Inc.

               iv.   *Loomis Sayles (Euro) Limited


            (4) *Westpeak Investment Advisors, Inc. (MA)

            (a) *Westpeak Investment Advisors, L.P. (DE) Westpeak Investment
                 Advisors, Inc. holds a 1% general partner interest and Reich & Tang holds a 99% limited partner interest in Westpeak Investment Advisors, L.P.

               (i) *Westpeak Investment Advisors Australia Limited Pty.

         (5) *Vaughan, Nelson Scarborough & McCullough (DE)

            (a) *Vaughan, Nelson Scarborough & McCullough, L.P. (DE) VNSM, Inc.
                 holds a 1% general partner interest and Reich & Tang Asset Management, Inc. holds a 99% limited partner interest in Vaughan, Nelson Scarborough & McCullough, L.P.


               (i) *VNSM Trust Company

         (6) *MC Management, Inc. (MA)

            (a) *MC Management, L.P. (DE)
                 MC Management, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in MC Management, L.P.

         (7) *Harris Associates, Inc. (DE)

            (a) *Harris Associates Securities L.P. (DE)
                 Harris Associates, Inc. holds a 1% general partner interest and Harris Associates L.P. holds a 99% limited partner interest in Harris Associates Securities, L.P.

            (b) *Harris Associates L.P. (DE)
                 interest and NEIC Operating Partnership, L.P. holds a 99.67% limited partner interest in Harris Associates L.P.


               (i) *Harris Partners, Inc. (DE)


               (ii) *Harris Partners L.L.C. (DE)
                     Harris Partners, Inc. holds a 1% membership interest and Harris Associates L.P. holds a 99% membership interest in Harris Partners L.L.C.

                  (1) *Aurora Limited Partnership (DE)
                       Harris Partners L.L.C. holds a 1% general partner interest

                  (2) *Perseus Partners L.P. (DE) Harris Partners L.L.C. holds a 1% general partner interest

                  (3) *Pleiades Partners L.P. (DE) Harris Partners L.L.C. holds a 1% general partner interest

                  (4) *Stellar Partners L.P. (DE) Harris Partners L.L.C. holds a 1% general partner interest

                  (5) *SPA Partners L.P. (DE) Harris Partners L.L.C. holds a 1%
                       general partner interest

         (8) *NEF Corporation (MA)

            (a) *New England Funds, L.P. (DE) NEF Corporation holds a 1%
                 general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds, L.P.

            (b) *New England Funds Management, L.P. (DE) NEF Corporation holds a 1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds Management, L.P.

            (c) *Nvest Services Company, Inc.


         (9) *AEW Capital Management, Inc. (DE)


            (a) *AEW Securities, L.P. (DE) AEW Capital Management, Inc. holds a
                 1% general partnership and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Securities, L.P.

            (b) *AEW Capital Management L.P. (DE)

               New England Investment Companies, L.P. holds a 99% limited partner interest and AEW Capital Management, Inc. holds a 1% general partner interest in AEW Capital Management, L.P.

               (i) *AEW II Corporation (MA)

               (ii) *AEW Partners III, Inc. (DE)

               (iii) *AEW Partners IV, Inc.

               (iv) *AEW TSF, Inc. (DE)

               (v) *AEWPN, LLC (DE)

               (vi) *AEW Curzon Limited

               (vii) *AEW Investment Group, Inc. (MA)

                  (1) *Copley Public Partnership Holding, L.P. (MA)
                       AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in Copley Public Partnership Holding, L.P.

                  (2) *AEW Management and Advisors L.P. (MA)
                       AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Management and Advisors L.P.

                  (3) *AEW Real Estate Advisors, Inc. (MA)

                       (i)  *AEW Advisors, Inc. (MA)

                      (ii)  *Copley Properties Company, Inc. (MA)

                     (iii)  *Copley Properties Company II, Inc. (MA)

                      (iv)  *Copley Properties Company III, Inc. (MA)

                       (v)  *Fourth Copley Corp. (MA)

                      (vi)  *Fifth Copley Corp. (MA)

                     (vii)  *Sixth Copley Corp. (MA)

                     (viii) *Seventh Copley Corp. (MA).

                       (ix) *Eighth Copley Corp. (MA).

                        (x) *Second Income Corp. (MA).

                       (xi) *Third Income Corp. (MA).

                      (xii) *Fourth Income Corp. (MA).

                     (xiii) *Third Singleton Corp. (MA).

                      (xiv) *Fourth Singleton Corp. (MA)

                       (xv) *Fifth Singleton Corp. (MA)

                      (xvi) *Sixth Singleton Corp. (MA).

                     (xvii) *BCOP Associates L.P. (MA) AEW Real Estate Advisors,
                             Inc. holds a 1% general partner interest in BCOP Associates L.P.

               (4) *CREA Western Investors I, Inc. (MA)

               (5) *CREA Investors Santa Fe Springs, Inc. (MA)

       (viii) *AEW Real Estate Advisors, Limited Partnership (MA) AEW Real Estate Advisors, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Real Estate Advisors, Limited Partnership.

         (ix) *AEW Hotel Investment Corporation (MA)

            (1.) *AEW Hotel Investment, Limited Partnership (MA) AEW Hotel Investment Corporation holds a 1% general partnership interest and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Hotel Investment, Limited Partnership.

      (10) *Nvest Associates, Inc.

      (11) *Snyder Capital Management, Inc.

         (a) *Snyder Capital Management, L.P. NEIC Operating Partnership holds a 99.5% limited partnership interest and Snyder Capital Management Inc. holds a 0.5% general partnership interest.

      (12) *Jurika & Voyles, Inc.

         (a) *Jurika & Voyles, L.P NEIC Operating Partnership, L.P. holds a 99% limited partnership interest and Jurika & Voyles, Inc. holds a 1% general partnership interest.

      (13) *Nvest Partnerships, LLC ( )

      (14) *Kobrick Funds LLC

A.N.  GenAmerica Financial Corporation (MO)

     1.  General American Life Insurance Company (MO)

      a. Paragon Life Insurance Company (MO)

      b. Security Equity Life Insurance Company (NY)

      c. Cova Corporation (MO)

         i. Cova Financial Services Life Insurance Company (MO)

            (1)   Cova Financial Life Insurance Company (CA)

            (2)   First Cova Life Insurance Company (NY)

         ii. Cova Life Management Company (DE)

            (1) Cova Investment Advisory Corporation (IL)

            (2) Cova Investment Allocation Corporation (IL)

            (3) Cova Life Sales Company (DE)

            (4) Cova Life Administration Services Company (IL)

      d. General Life Insurance Company (TX)

         i. General Life Insurance Company of America (IL)

      e. Equity Intermediary Company (MO)

         i. Reinsurance Group of America, Incorporated. (MO) 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company. 48.3% is held by GenAmerica Financial Corporation.

            (1) Reinsurance Company of Missouri Incorporated (MO)

               a. RGA Reinsurance Company (MO)

               b. Fairfield Management Group, Inc. (MO)

                   i.Reinsurance Partners, Inc. (MO)

                  ii. Great Rivers Reinsurance Management, Inc. (MO)

                  iii. RGA (U.K.) Underwriting Agency Limited (United Kingdom)

            (2) Triad Re, Ltd. (Barbados) Reinsurance Group of America, Incorporated owns 100% of the preferred stock of Triad RE, Ltd. and 67% of the common stock.

            (3) RGA Americas Reinsurance Company, Ltd. (Barbados)

            (4) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

               (a) RGA Financial Group, L.L.C. (DE)

            (5) RGA International Ltd. (Canada)

               (a) RGA Financial Products Limited (Canada)

               (b) RGA Canada Management Company, Ltd. (Canada)

                  (i) RGA Life Reinsurance Company of Canada (Canada)

            (6) Benefit Resource Life Insurance Company (Bermuda) Ltd.
            (Bermuda)

            (7) RGA Holdings Limited (United Kingdom)

               (a) RGA Managing Agency Limited (United Kingdom)

               (b) RGA Capital Limited (United Kingdom)

               (c) RGA Reinsurance (UK) Limited (South America)

            (8) RGA South African Holdings (Pty) Ltd. (South America)

               (a) RGA Reinsurance Company of South Africa Limited (Australia)

            (9) RGA Australian Holdings Pty Limited (Australia)

               (a) RGA Reinsurance Company of Australia Limited (Australia)

            (10) General American Argentina Seguros de Vida, S.A. (Argentina)

            (11) RGA Argentina, S.A. (Argentina)

            (12) Regal Atlantic Company (Bermuda) Ltd. (Bermuda)

            (13) Malaysia Life Reinsurance Group Berhad. (Malaysia) Reinsurance Group of America, Incorporated owns 30% of Malaysia Life Reinsurance Group Berhad.

      f. GenAm Holding Company (DE)

         i. Genelco Incorporated (MO)

         ii. Genelco Asia Pacifica Limited (Hong Kong)

         iii. Genelco de Mexico S.A. de C.V. (Mexico) 99% of the shares of Genelco de Mexico S.A. de C.V. are held by Genelco Incorporated and 1% is held by General American Life Insurance Company.

         iv. White Oak Royalty Company (OK)

         v. GenMark Incorporated (MO)

            (a) Stan Mintz Associates, Inc. (WI)

            (b) GenMark Insurance Agency of Alabama, Inc. (AL)

            (c) GenMark Insurance Agency of Massachusetts, Inc. (MA)

            (d) GenMark Insurance Agency of Ohio, Inc. (OH)

            (e) GenMark Insurance Agency of Texas, Inc. (TX)

   2. Collaborative Strategies, Inc. (MO)

   3. Virtual Finances.Com, Inc. (MO)

   4. Missouri Reinsurance (Barbados) Inc. (Barbados)

   5. GenAmerica Capital I (DE)

   6. GenAmerica Management Corporation (MO) 22.5% of the voting shares of the GenAmerica Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the GenAmerica Management Corporation are owned by A.G. Edwards. 67% of the common stock is owned by GenAmerica Financial Corporation.

   7. Walnut Street Securities, Inc. (MO)

     a.  WSS Insurance Agency of Alabama, Inc. (AL)

     b.  WSS Insurance Agency of Massachusetts, Inc. (MA)

     c.  WSS Insurance Agency of Nevada, Inc. (NV)

     d.  WSS Insurance Agency of Ohio, Inc. (OH)

     e.  WSS Insurance Agency of Texas, Inc. (TX)

     f.  Walnut Street Advisers, Inc. (MO)

   A.O.  Metropolitan Life Ubezpieczenna Zycie S.A. (Poland)

   A.P. MetLife Central European Services Spolka z Organiczona odpowiedzialmoscia (Poland)

In addition to the entities listed above, Metropolitan (or where indicated an affiliate) also owns an interest in the following entities, among others:


   The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

   In addition to the entities shown on the organizational chart, Metropolitan (or where indicated, a subsidiary) also owns interests in the following entities:

    1) CP&S Communications, Inc., a New York corporation, holds federal radio communications licenses for equipment used in Metropolitan-owned facilities and airplanes. It is not engaged in any business.

    2) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

    3) *Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

    4) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

    5) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), an indirect wholly owned subsidiary of Metropolitan.

    6) 100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

    7) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

    8) New England Securities Corporation owns 100% of the non-voting preferred stock of Hereford Insurance Agency of Ohio, Inc., an insurance agency. 100% of the voting common stock of this company is held by an officer who has agreed to vote such shares at the direction of New England Securities Corporation, an indirect wholly owned subsidiary of Metropolitan.

    9) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

Item 27. Number of Contractowners.

   N/A

Item 28. Indemnification

   UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

   Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $300 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

   (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and investment adviser) The New England Variable Annuity (depositor)
New England Variable Annuity Fund I (depositor)

   (b) See response to Item 25 above.

   (c)
               (1)
  NAME OF PRINCIPAL UNDERWRITER
   Metropolitan Life Insurance                       (2)
             Company                   NET UNDERWRITING DISCOUNTS AND
                                                 COMMISSIONS
               (3)                                   N/A
  COMPENSATION ON REDEMPTION OR                      (4)
          ANNUITIZATION                     BROKERAGE COMMISSIONS
               N/A
               (5)                                    0
           COMPENSATION
                0

---------------
* As regards this new contract, as of the date of this filing the Registrant has issued no contracts.

Item 30. Location of Account and Records.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

Item 31. Management Services.


   Not Applicable

Item 32. Undertakings.

   (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

   (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

   (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

   (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Income Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Income Annuity.

                                   SIGNATURES


   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this 8th day of December, 2000.


                                   METROPOLITAN LIFE SEPARATE ACCOUNT E
                                   (Registrant)


                                By: METROPOLITAN LIFE INSURANCE COMPANY
                                    (Depositor)

                                By:           /s/ GARY A. BELLER
                                     ------------------------------------------
                                                (Gary A. Beller)
                                        Senior Executive Vice-President
                                              and General Counsel


                                   METROPOLITAN LIFE INSURANCE COMPANY
                                   (Depositor)

                                By:           /s/ GARY A. BELLER
                                     ------------------------------------------
                                                (Gary A. Beller)
                                        Senior Executive Vice-President
                                              and General Counsel

                                   SIGNATURES

   As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



            Signature                             Title                   Date
            ---------                             -----                   ----

                *                    Chairman, President, Chief
---------------------------------    Executive Officer and
       Robert H. Benmosche           Director


                *                    Vice Chairman, Chief
---------------------------------    Investment Officer and
           Gerald Clark              Director


                *                    Vice Chairman, Chief
---------------------------------    Financial Officer (Principal
        Steward G. Nagler            Financial Officer) and
                                     Director

                *                    Senior Vice-President and
---------------------------------    Controller
        Virginia M. Wilson


                *                    Director
---------------------------------
        Curtis H. Barnette

                *                    Director
---------------------------------
         Joan Ganz Cooney


                *                    Director
---------------------------------
       Burton A. Dole, Jr.

                *                    Director
---------------------------------
        James R. Houghton


                *                    Director
---------------------------------
          Harry P. Kamen

                *                    Director
---------------------------------
         Helene L. Kaplan



By:  /s/ RICHARD G. MANDEL, ESQ.                               December 8, 2000
    -----------------------------
        Richard G. Mandel, Esq.
         Attorney-in-Fact



            Signature                             Title                        Date
            ---------                             -----                        ----

                *                    Director
---------------------------------
       Charles M. Leighton


                *                    Director
---------------------------------
         Allen E. Murray


                *                    Director
---------------------------------
       John J. Phelan, Jr.


                *                    Director
---------------------------------
          Hugh B. Price


                *
---------------------------------
      Ruth J. Simmons, Ph.D.         Director



                *                    Director
---------------------------------
      William C. Steere, Jr.

                                                              December 8, 2000

By:   /s/ RICHARD G. MANDEL, ESQ.
        -------------------------
          Richard G. Mandel, Esq.
            Attorney-in-Fact